Filed pursuant to Rule 424(b)(3)
Registration No. 333-177353

NOVA LIFESTYLE, INC.

3,993,407 Shares of Common Stock

The selling shareholders identified in this prospectus may offer and sell up to 3,993,407 shares of our common stock consisting of (1)(a) 2,646,667 shares of our common stock issued to investors in a private placement that closed on August 18, 2011, and (b) up to 846,740 shares of our common stock issuable upon exercise of warrants of which (i) warrants to purchase 397,000 shares of our common stock were issued to investors in the private placement and (ii) warrants to purchase 449,740 shares of our common stock were issued to a placement agent in connection with the private placement; and (2) 500,000 shares of our common stock issued to Jameson Capital, LLC.

We are not selling any shares of our common stock in this offering and will not receive any proceeds from this offering. We may receive proceeds on the exercise of outstanding warrants for shares of our common stock covered by this prospectus.

The selling shareholders may offer the shares covered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices, in negotiated transactions, or in trading markets for our common stock. We will bear all costs associated with the registration of the shares covered by this prospectus.

Our common stock trades on the OTC Bulletin Board under the symbol “STVS.” The closing price of our common stock on the OTC Bulletin Board on October 11, 2011, was $4.30 per share.

You should consider carefully the risk factors beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 28, 2011.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. Under this registration process, the selling shareholders may, from time to time, offer and sell up to 3,993,407 shares of our common stock, as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the securities the selling shareholders may offer. You should read this prospectus carefully before making an investment decision.

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with additional or different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of our common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances or any jurisdiction in which such offer or solicitation is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. The rules of the SEC may require us to update this prospectus in the future.

In this prospectus, the terms “Nova,” “Nova Lifestyle,” the “Company,” “we,” “us” and “our” refer to Nova Lifestyle, Inc. and its subsidiaries.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our securities. Before deciding to invest in our securities, you should read this entire prospectus, including the discussion of “Risk Factors” and our consolidated financial statements and the related notes.

Our Company

We are a residential furniture marketing and logistics company offering sourcing and manufacturing of modern home furniture for today’s middle class, urban consumer in diverse markets worldwide. We market and develop high quality residential furniture for the living room, dining room, bedroom and home office in distinctive styles targeted at the medium and upper-medium price ranges. Our products are sold in the U.S., China, Europe, Australia and to other markets worldwide. In China, we sell products under our brands through franchise stores to China’s growing middle class. In the U.S. and international markets, our customers principally consist of private label retailers and furniture distributors for whom we source products designed and manufactured in our facilities or from third party manufacturers that are in turn offered to retailers under their own brand names. We also sell products to the U.S. market under our Diamond Sofa brand since August 31, 2011. Our product offerings feature urban contemporary styles offering comfort and functionality in matching furniture collections and upscale luxury pieces appealing to lifestyle-conscious middle and upper middle-income consumers.

Urbanization, rising family incomes and increased living standards has spurred demand for furniture in China and other countries experiencing rapid economic growth. In order to capture this market opportunity in China, we have established distinct furniture brands and product collections over the past decade targeting segments of China’s middle class and sold through our expanding network of franchise stores. We believe that our brands will grow significantly as the demand for quality and stylish furniture by consumers increases in China with their increased living standards. In addition to expanding our network of franchise stores in China, we have expanded our direct sales of modern furniture and case goods in the U.S. market through our recent acquisition of the Diamond Sofa brand. We anticipate expanding our direct sales further to retailers and chain stores in North America, Europe and Australia, and into emerging growth markets in Asia and the Middle East.

We traditionally have generated the majority of our sales serving as a trading company and vertically integrated manufacturer for global furniture distributors and large national retailers. In the U.S. and international markets, we focus on establishing and expanding long-term relationships with our customers by providing large-scale sourcing and cost-effective manufacturing through our facilities in China. Our logistics, manufacturing and delivery capabilities provide our customers with the flexibility to select from our extensive furniture collections in their respective shipments. Our experience developing products for the U.S. and international markets has enabled us to develop the scale, logistics, marketing, manufacturing efficiencies and design expertise that serves as the foundation for us to expand aggressively into the highly attractive U.S. and China markets.

Our Industry

Consumer demand for furniture in China has grown rapidly in recent years, with consumption of furniture in China up 37.2% to $10.65 billion in 2010 from 2009, according to the National Bureau of Statistics of China, or the NBS. The expansion of the retail furniture market in China is due, in part, to the country’s rapid economic growth. China has a large population, including a rapidly expanding middle class and young, urban consumer bases, that offers a large pool of potential consumers for our products. Economic growth in China has led to greater levels of personal disposable income and increased spending among China’s expanding middle class consumer base. Furthermore, the economic and social development in China has brought about greater urbanization, with urban residents approaching nearly 50% of the population in 2010, up 13.5% since the 2000 national census. This urbanization trend and expanding middle class has promoted increased investment in commercial residential buildings and new housing starts in China, and as apartment and homeownership continues to rise in China, we believe that sales in the furniture industry will also improve.

In order to capture this residential furniture market opportunity for the middle and upper middle-income consumer in China, we offer a wide selection of product categories and styles under our distinct furniture brands designed specifically for the consumer preferences of the China market, each piece part of a collection bearing a distinctive style, design theme and selection of materials and finish that draw from traditional Chinese culture and modern Hong Kong styles. Our sales to China, including sales to our franchise network established in 2010 and sales to wholesalers and agents for domestic retailers and distributors for the export market, were $8.35 million in 2010, a 99% increase over 2009, and accounted for approximately 29% of sales in 2010 compared to 19% of sales in 2009. For the six months ended June 30, 2011, our sales to China were $4.95 million, a 25% increase over the six months ended June 30, 2010, and accounted for 33% of sales for the 2011 period compared to 26% of sales in the 2010 period. We expect that a significant portion of our sales will continue to come from our sales to China. We intend to develop the China retail market aggressively, building awareness of our brands in China by increasing marketing efforts and expanding our franchise store network of 60 franchise stores in operation as of June 30, 2011, and strategically located in cities across China. We believe that distributing our products through dedicated, single-brand stores displaying complete and fully accessorized room settings strengthens brand awareness, provides well-informed and focused sales personnel and encourages consumers to purchase an entire room of furniture. We believe that our brands and sales through our franchise store network in China will grow significantly as consumer demand for quality and stylish furniture increases in China with increased living standards.

We sell products to the U.S. and international markets under our Diamond Sofa brand, which we acquired on August 31, 2011, and as a trading company and vertically integrated original design manufacturer, or ODM, and original equipment manufacturer, or OEM, for global furniture distributors and large national retailers. Our manufacturing strategy includes a mix of sourcing of products from third party manufacturers and internal production, whereby we design and manufacture products for direct sales to private label retailers and for global furniture distributors and wholesalers that in turn offer our products to retailers under their own brand names. Worldwide gross domestic product, or GDP, increased 5.0% in 2010, according to the International Monetary Fund, or IMF, in its April 2011 “World Economic Outlook,” or the IMF April 2011 Outlook, and global furniture production reached an estimated $347 billion in 2010, according to the Centre for Industrial Studies, or the CSIL, “World Furniture Outlook 2011/2012.” The IMF anticipates further worldwide GDP growth of 4.4% in 2011, with much of the real growth expected in emerging economies. Real growth in furniture demand in 2011 is forecasted to grow 3.3% in the world’s top 70 countries, according to the CSIL “World Furniture Outlook 2011.” We believe that discretionary purchases of furniture by middle to upper middle-income consumers, our target global consumer market, will increase along with the expected growth in the worldwide furniture trade.

In 2010, our products were sold in over 20 countries worldwide, with Europe and North America our principal international markets. Our sales to the U.S. and international markets were $20.47 million in 2010, a 17% increase over 2009, and accounted for approximately 71% of sales in 2010 compared to 81% of sales in 2009. Europe and North America were our principal international markets in 2010 and 2009, with sales to Europe accounting for 49% and 54% of sales in 2010 and 2009, respectively, and sales to North America accounting for 10% and 13% of sales in 2010 and 2009, respectively. We expect that a majority of our sales will continue to come from our sales to the U.S. and international markets, with a reduced concentration of sales to Europe going forward. For the six months ended June 30, 2011, our sales to the U.S. and international markets were $9.94 million, an 11% decrease compared to the six months ended June 30, 2010, as we transitioned our inventory to remove some older and lower margin products as part of our changing sales and marketing strategy, and accounted for 67% of sales for the 2011 period compared to 74% of sales in the 2010 period. Sales to Europe accounted for 33% and 51% of sales for the six months ended June 30, 2011 and 2010, respectively, and sales to North America accounted for 25% and 11% of sales for the six months ended June 30, 2011 and 2010, respectively. As we continue to diversify our international sales by expanding our broad network of distributors, integrating the Diamond Sofa brand, increasing direct sales and entering emerging growth markets, we believe that we are well positioned to respond to changing market conditions, allowing us to take advantage of any upturns in the global and local economies of the markets we serve.

Our History

We are a U.S. holding company with no material assets other than the ownership interests of our wholly owned subsidiaries through which we market, design, manufacture and sell residential furniture worldwide: Nova Furniture (Dongguan) Co., Ltd., Nova Furniture Macao Commercial Offshore Limited and Diamond Bar Outdoors, Inc., which we refer to as Nova Dongguan, Nova Macao and Diamond Bar or Diamond Sofa, respectively. Nova Dongguan is a wholly foreign-owned enterprise, or WFOE, and was incorporated on June 6, 2003, under the laws of the People’s Republic of China, which we refer to as China or the PRC. Nova Macao was organized on May 20, 2006, under the laws of Macao. Nova Dongguan and Nova Macao are wholly owned subsidiaries of Nova Furniture Limited, which we refer to as Nova Furniture, our wholly owned subsidiary organized under the laws of the British Virgin Islands, or the BVI. Diamond Bar, doing business as Diamond Sofa, was incorporated in California on June 15, 2000. Nova Dongguan markets and sells our products in China to stores in our franchise network and to wholesalers and agents for domestic retailers and exporters. Nova Dongguan also provides the design expertise and facilities to manufacture our branded products and products for international markets under ODM and OEM agreements. Nova Macao is a trading company, importing, marketing and selling products designed and manufactured by Nova Dongguan and third party manufacturers for the U.S. and international markets. We are expanding the operations of Nova Macao to move oversight of manufacturing operations from Nova Dongguan, and we anticipate completion of this transition process by the end of 2012. Diamond Sofa markets and sells products manufactured by us and by third party manufacturers under the Diamond Sofa brand to distributors and retailers principally in the U.S. market.

We were incorporated in the State of Nevada on September 9, 2009, under the name Stevens Resources, Inc., as an exploration stage company with no revenues and no operations engaged in the search for mineral deposits or reserves. On September 28, 2009, we issued 2,000,000 shares of our common stock to Justin Miller, our founder and initial president and director, for $4,000, representing Mr. Miller’s initial investment in the company. On July 13, 2010, Mr. Miller sold his 2,000,000 shares of our common stock to Alex Li for $40,000 in a private transaction exempt from registration under the Securities Act of 1933, as amended, or the Securities Act. Concurrently with this transaction, Mr. Miller resigned from his positions with the company, and Mr. Li was appointed our president and director.

Effective as of June 27, 2011, in anticipation of the Share Exchange Agreement and related transactions described below, we changed our name to Nova Lifestyle, Inc. through a merger with our wholly owned, non-operating subsidiary established solely to change our name pursuant to Nevada law. Concurrently with this action, we authorized a 5-for-1 forward split of our common stock effective June 27, 2011. Prior to the forward split, we had 2,596,000 shares of our common stock outstanding, and, after giving effect to the forward split and immediately prior to the Share Exchange Agreement and related transactions described below, we had 12,980,000 shares of our common stock outstanding. We authorized the forward stock split to provide a sufficient number of shares to accommodate the trading of our common stock in the OTC marketplace after our acquisition of Nova Furniture.

Nova Furniture was incorporated on April 29, 2003, by our Chairman and Chief Executive Officer, Ya Ming Wong, and Chief Financial Officer, Yuen Ching Ho. Nova Furniture subsequently formed Nova Dongguan as a WFOE on June 6, 2003. On March 8, 2005, Messrs. Wong and Ho formed Nova Furniture Holdings Limited, which we refer to as Nova Holdings, a corporation organized under the laws of the BVI, and transferred their equity interests in Nova Furniture to Nova Holdings. As a result of this transaction, Nova Furniture became a wholly owned subsidiary of Nova Holdings. Nova Holdings subsequently formed two wholly owned subsidiaries as trading companies for Nova Dongguan products: Nova Furniture Hong Kong Limited, which we refer to as Nova Hong Kong, a company incorporated under the laws of Hong Kong, on April 19, 2005, and Nova Macao on May 20, 2006. Nova Hong Kong ceased doing business in October 2010 to consolidate our trading operations, and on February 28, 2011, Nova Holdings applied to the relevant Hong Kong government authorities to deregister the subsidiary. On January 3, 2011, Nova Furniture issued an additional 9,998 shares of its capital stock, of which 8,123 shares were issued to Nova Holdings and 1,875 shares were issued to St. Joyal, an unrelated California corporation engaged in business investment and development. St. Joyal, from time to time since 2009, has introduced us to prospective customers through its business contacts with U.S. domestic furniture wholesalers and retailers. Following this issuance, Nova Holdings held 81.25% and St. Joyal held 18.75% of the equity interests in Nova Furniture. St. Joyal is committed pursuant to a shareholder agreement dated January 1, 2011, or the St. Joyal Shareholder Agreement, to pay $2.4 million by January 1, 2014, for its 18.75% equity interest in Nova Furniture, of which St. Joyal has paid $0.45 million as of August 29, 2011. The St. Joyal Shareholder Agreement also provides for St. Joyal to assist in expanding our direct sales customer base in the U.S. On January 14, 2011, Nova Holdings transferred its equity interest in Nova Macao to Nova Furniture, which was accounted for as a reorganization of entities under common control. As a result of this transaction, Nova Macao became a wholly owned subsidiary of Nova Furniture. On March 17, 2011, Nova Dongguan organized Nova Dongguan Chinese Style Furniture Museum, which we refer to as Nova Museum or the Nova Furniture Museum, as a non-profit organization under the laws of the PRC engaged in the promotion of the culture and history of furniture in China.

We acquired the ordinary shares of Nova Furniture pursuant to the terms of a Share Exchange Agreement and Plan of Reorganization, dated June 30, 2011, or the Share Exchange Agreement, entered into by and between us, Nova Furniture and the four shareholders of Nova Holdings and St. Joyal, which are the two shareholders of Nova Furniture. Messrs. Wong and Ho are the two shareholders of Nova Holdings, and Jun Jiang and Steven Qiang Liu are the two shareholders of St. Joyal; we collectively refer to these four shareholders as the Nova Furniture Shareholders. Pursuant to the Share Exchange Agreement, we issued 11,920,000 shares of our common stock to the Nova Furniture Shareholders in exchange for their 10,000 ordinary shares of Nova Furniture, consisting of all of its issued and outstanding capital stock. Of the 11,920,000 shares of our common stock issued pursuant to the Share Exchange Agreement, Messrs. Wong and Ho each received 4,842,500 shares and Messrs. Jiang and Liu each received 1,117,500 shares. Concurrently with the Share Exchange Agreement and as a condition thereof, we entered into an agreement with Mr. Li, our former president and director, pursuant to which he returned 10,000,000 shares of our common stock to us for cancelation in exchange for an unsecured 90-day promissory note of $80,000 bearing interest at 0.46% per annum. Upon completion of the foregoing transactions, we had 14,900,000 shares of our common stock issued and outstanding. For accounting purposes, the Share Exchange Agreement and concurrent transactions described above were treated as a reverse acquisition and recapitalization of Nova Furniture because, prior to the transactions, we were a non-operating public shell and, subsequent to the transactions, the Nova Furniture Shareholders owned a majority of our outstanding common stock and exercise significant influence over the operating and financial policies of the consolidated entity.

On August 31, 2011, we acquired all the outstanding capital stock of Diamond Bar from its sole shareholder, Jun Zhang, pursuant to a stock purchase agreement for $0.45 million paid in full at closing.

Our organizational structure as of the date of this prospectus is set forth in the following diagram:

Corporate Information

Our principal executive offices are located at 6541 E. Washington Blvd., Commerce, CA 90040. Our telephone number is (323) 888-9999 and our website address is www.novalifestyle.com. The information contained on our website is not part of this prospectus.

THE OFFERING
Common stock offered by selling shareholders	Up to 3,993,407 shares

Common stock to be outstanding after the offering	18,745,007 shares, assuming full exercise of the warrants held by the selling shareholders

Use of proceeds
We will not receive any proceeds from the sale of the common stock. To the extent that the selling shareholders exercise all of the warrants covering the 846,740 shares of common stock issuable upon exercise of all of the warrants held by such selling shareholders, we would receive $1,693,480 from such exercises. We intend to use such proceeds for general corporate and working capital purposes. See “Use of Proceeds” for a complete description.

OTC Bulletin Board Symbol	STVS

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider the “Risk Factors” beginning on page 6.

The 3,993,407 shares of our common stock being offered by the selling shareholders identified in this prospectus consist of (1) 3,493,407 shares of our common stock, 846,740 of which are issuable upon exercise of warrants, acquired by the respective selling shareholders through a private placement conducted by us and as described following and (2) 500,000 shares of our common stock issued to Jameson Capital, LLC on September 28, 2009, as compensation for consulting services. On August 18, 2011, we completed a closing of a private placement pursuant to which we sold 2,998,267 units, each such unit consisting of 1 share of our common stock, par value $0.001 per share, and a warrant to purchase 15% of 1 share of our common stock, at $1.50 per unit for gross proceeds of $4,497,401. The warrants are immediately exercisable, expire on the third anniversary of their issuance, subject to call provisions and entitle their holders to purchase 1 share of our common stock at $2.00 per share. All of the shares and warrants were issued to the selling shareholders prior to the filing of this registration statement pursuant to exemptions from registration under Section 4(2) of the Securities Act and Regulation D and Regulation S promulgated thereunder.

The number of shares of our common stock outstanding after the offering is based on 17,898,267 shares of our common stock outstanding as of October 11, 2011, which excludes 899,480 shares of our common stock issuable upon exercise of warrants outstanding as of October 11, 2011, at an exercise price of $2.00 that were issued in connection with the private placement described above.

RISK FACTORS

Our business and an investment in our securities are subject to a variety of risks. The following risk factors describe the most significant events, facts or circumstances that could have a material adverse effect upon our business, financial condition, results of operations, ability to implement our business plan and the market price for our securities. Many of these events are outside of our control. If any of these risks actually occurs, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment.

Risks Related to Our Business

Changes in economic conditions in the industries and markets served by our customers could adversely affect demand for our products.

The furniture industry is subject to cyclical variations in the global economy and to uncertainty regarding future economic prospects. Our business is affected by the number of orders we are able to secure from our customers, which is determined by the level of our customers’ business activity. Our customers’ level of business activity is in turn determined by the level of consumer spending in the markets our customers serve. Home furnishings generally are considered a postponeable purchase by most consumers. Economic downturns could affect discretionary consumer spending habits by decreasing the overall demand for home furnishings. Any significant or prolonged decline of the economy in China, the U.S. or other international markets in which our products are sold will affect disposable income and spending by consumers in these markets, and may lead to a decrease in demand for consumer products. To the extent that such decrease in demand for consumer products translates into a decline in the demand for home furnishings, our sales and financial performance could be adversely affected. Any economic downturn also could negatively impact our primary customers, furniture wholesalers, distributors and retailers, possibly resulting in a decrease in our sales or earnings. Changes in interest rates, consumer confidence, new housing starts, existing home sales, the availability of consumer credit and geopolitical factors could have particularly significant effects on our consolidated financial condition, results of operations and cash flows. Any decline in economic activity and conditions in the industries and markets served by our customers and in which we operate may reduce demand for our products and could adversely affect our financial condition and results of operations.

Our plans for growth in China rely on establishing and expanding our network of product franchise stores in China, and if we are unsuccessful, our potential for growth may be adversely affected.

Our principal plan for growth in China is to establish and expand a network of product franchise stores located throughout China to sell our products at retail. In 2010, we commenced our network of franchise stores in China by entering into product franchise agreements with individual owner-operators to operate retail furniture stores for our brands in China. Franchisees agree to sell products from one of our brands pursuant to the product franchise agreement for a period of one year from the date of the agreement, which is renewable. The franchisee guarantees to purchase a minimum amount of goods from us during the contract period, and we retain the right to terminate the agreement should the franchisee fail to meet the minimum purchase amount. Although we can exercise some control over store appearance and business performance under our product franchise agreement, our franchisees are independent operators and have a significant amount of flexibility in running their stores and operations, and their employees are not our employees. Consequently, franchisees may not manage their stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. Although we retain the right to terminate franchises that do not comply with the standards contained in our product franchise agreements, we may not be able to identify problems and take action in a timely manner and, as a result, our image and reputation may suffer, and our sales to our franchise network in China could fluctuate or decline.

Furthermore, to expand our franchise store network successfully, we must identify a sufficient number of suitable dealers and store locations. We require that prospective franchisees have certain management and business experience in related fields, and meet certain investment and economic requirements. We require that all proposed store locations meet our site-selection criteria, including population, real estate market, consumer consumption level and estimated profit margin. There may be errors made in applying these criteria to a particular store location or market, or there may be an insufficient number of new store locations meeting these criteria that would enable us to achieve our planned expansion in future periods. Our franchisees face competition from other furniture companies and retailers in China for store locations that meet our criteria and the supply of store locations may be limited in some markets. As a result of these factors, we may be unable to identify suitable dealers and store locations to become franchisees, which may impact our expansion plans. Additionally, franchisees may not be successful in operating their stores in new markets on a profitable basis. The success of new franchisees will be affected by the different competitive conditions, consumer tastes and discretionary spending patterns of the new markets. Sales at franchisees opening in new markets may take longer to reach average annual sales, if at all, thereby affecting their and our profitability.

Accordingly, we cannot assure you that our plans to establish and expand our network of product franchise stores will be a profitable line of business and will ultimately succeed as currently planned, and any significant setback in our product franchise plans may adversely affect our future profitability and potential for growth.

We derive a substantial part of our sales from two major customers. If we lose either of these customers or they reduce the amount of business they do with us, our sales may be adversely affected.

Our two largest customers accounted for 43%, or 32% and 11% for each, and 68%, or 47% and 21% for each, of our sales for the six months ended June 30, 2011 and 2010, respectively. These same two customers accounted for 64%, or 43% and 21% for each, and 65%, or 48% and 17% for each, of our total sales in 2010 and 2009, respectively. If we lose either of these customers or they reduce the amount of business they do with us, our sales and profitability may be adversely affected. In addition, sales to our largest customer constituted of sales primarily to markets in the European Union. If the demand for our products decreases in one or more of the markets in the European Union supplied by our largest customer, or if there is any material social or regulatory changes in these markets, our sales could decline and we could lose market share, any of which could materially harm our business. We do not foresee relying on these same customers for sales generation as we expand our business to increase our sales to product franchise stores in China and direct sales to the U.S. and other international markets. We cannot assure you, however, that we will be able to successfully implement these plans.

We face risks associated with our recent acquisition of Diamond Sofa, and if we fail to integrate its business successfully, our operating results will be negatively affected.

On August 31, 2011, we acquired Diamond Sofa and its furniture business in the U.S. market. The success of our acquisition of Diamond Sofa will depend, in part, on our ongoing process of integrating Diamond Sofa with our historical business, which will be time consuming and require optimization and allocation of resources. Geographic distance between our business operations, the compatibility of the technologies and operations being integrated and combining disparate corporate cultures present potentially significant challenges. Diamond Sofa also has different standards, controls, contracts, procedures and policies, making it difficult to implement and harmonize company-wide financial, accounting, billing, information, logistics and other systems. Continuing the successful integration of Diamond Sofa will require us to integrate and retain key management and other personnel, incorporate the acquired products and capabilities into our product offerings from a sales and marketing perspective, coordinate research and development efforts, integrate and support pre-existing supplier, distribution and customer relationships, combine or centralize back office accounting, order processing, purchasing and support functions and establish and maintain proper internal control over financial reporting. Our focus on integrating operations may also distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts. If we cannot overcome these challenges in a timely and efficient manner, or at all, we may not realize the anticipated benefits from our acquisition of Diamond Sofa, or it may take longer to realize these benefits than we currently expect, either of which could materially harm our business or results of operations.

If we lose our key personnel, or are unable to attract and retain additional qualified personnel, the quality of our services may decline and our business may be adversely affected.

We rely heavily on the expertise, experience and continued services of our senior management, including our Chief Executive Officer, Mr. Wong, our Chief Financial Officer, Mr. Ho, and our President, Ms. Lam. Loss of their services could adversely affect our ability to achieve our business objectives. Messrs. Wong and Ho and Ms. Lam are key factors in our success at establishing relationships within the furniture industry in China, the U.S. and international market because of their extensive industry experience and reputation. The continued development of our business depends upon their continued employment. We have entered into employment agreements with Messrs. Wong and Ho and Ms. Lam that include provisions for non-competition and confidentiality.

We believe our future success will depend upon our ability to retain key employees and our ability to attract and retain other skilled personnel. The rapid growth of the economy in China has caused intense competition for qualified personnel. We cannot guarantee that any employee will remain employed by us for any period of time or that we will be able to attract, train or retain qualified personnel in the future. Such loss of personnel could have a material adverse effect on our business and company. Furthermore, we will need to employ additional personnel to expand our business. Qualified employees are in great demand and may be unavailable in the time frame required to satisfy our customers’ requirements. There is no assurance we will be able to attract and retain sufficient numbers of highly skilled employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates could impair the growth of our business.

We may not be able to keep pace with competition in our industry, which could adversely affect our market share and result in a decrease in our future sales and earnings.

The furniture industry in China, the U.S. and international markets is very competitive and fragmented. Our business is subject to risks associated with competition from new or existing industry participants who may have more resources and better access to capital. Many of our competitors and potential competitors may have substantially greater financial and government support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. Among other things, these industry participants compete with us based upon price, quality, style, functionality and availability. We cannot be sure we will have the resources or expertise to compete successfully in the future. Some of our competitors may also be able to provide customers with additional benefits at lower overall costs to increase market share. We cannot be sure we will be able to match cost reductions by our competitors or that we will be able to succeed in the face of current or future competition. Also, due to the large number of competitors and their wide range of product offerings, we may not be able to continue to differentiate our products through value, styling or functionality from those of our competitors. In addition, some of our customers are also performing more manufacturing services themselves. We may face competition from our customers as they seek to become more vertically integrated. As a result, we are continually subject to the risk of losing market share, which may lower our sales and earnings.

We will face different market dynamics and competition as we develop new products to expand our presence in our target markets. In some markets, our future competitors may have greater brand recognition and broader distribution than we currently enjoy. We may not be as successful as our competitors in generating revenues in those markets due to the lack of recognition of our brands, lack of customer acceptance, lack of product quality history and other factors. As a result, any new expansion efforts could be more costly and less profitable than our efforts in our existing markets. If we are not as successful as our competitors are in our target markets, our sales could decline, our margins could be impacted negatively and we could lose market share, any of which could materially harm our business.

We may lose U.S. market share due to competition and our dependence on production facilities located outside the U.S., which would result in a decrease in our future sales and earnings.

We compete in the U.S. market principally through our Diamond Sofa brand, which we acquired on August 31, 2011. The furniture industry in the U.S. is very competitive and fragmented. We compete with many domestic U.S. and international residential furniture sources, including national department stores, regional or independent specialty stores, dedicated franchises of furniture manufacturers and retailers marketing products through catalogs and over the internet. There are few barriers to entry in the U.S. furniture market, and new competitors may enter this market at any time. Some of our competitors have greater financial resources than we have and often offer extensively advertised and well-recognized branded products. We may not be able to meet price competition or otherwise respond to competitive pressures in the U.S. market. We also may not be able to continue to differentiate our products from those of our competitors in the U.S. through value, styling and functionality because of the large number of competitors and their wide range of product offerings. In addition, our operations in the U.S. depend primarily on our sourcing of products through Nova Macao, which is subject to increased risks of delays in shipments to the U.S. not typically encountered for domestically sourced furniture, such as shipment delays caused by customs, export and tariff issues, production disruptions and labor issues at our Nova Dongguan facilities, decreased availability of shipping containers and the inability to secure space aboard shipping vessels to transport our products. Our failure to fill customer orders in a timely manner during an extended business interruption for Nova Macao or Nova Dongguan, or due to transportation issues, could negatively impact our existing customer relationships in the U.S. market and result in decreased sales and earnings. Furthermore, some large furniture retailers in the U.S. are sourcing products directly from furniture manufacturers located in China and other Southeast Asian countries instead of through distributors like us. Over time, this practice may expand to smaller retailers in the U.S. Accordingly, we are continually subject to the risk of losing U.S. market share, which may decrease our future sales and earnings.

Failure to anticipate or timely respond to changes in fashion and consumer preferences could adversely impact our business.

Furniture is a styled product and is subject to rapidly changing fashion trends and consumer preferences, as well as to increasingly shorter product life cycles. We believe our past performance has been based on, and our future success will depend, in part, upon our ability to continue to improve our existing products through product innovation and to develop, market and produce new products. We cannot assure you that we will be successful in introducing, marketing and producing any new products or product innovations, or that we will develop and introduce in a timely manner innovations in our existing products that satisfy customer needs or achieve market acceptance. Our success also depends upon our ability to anticipate and respond in a timely manner to fashion trends related to residential furniture. If we fail to identify and respond to these changes, our sales could decline and we could lose market share, any of which could materially harm our business.

Fluctuations in the price, availability or quality of raw materials for our products could cause manufacturing delays, adversely affect our ability to provide goods to our customers or increase costs, any of which could decrease our sales or earnings.

Our major raw material purchases include medium-density fiberboard, or MDF board, particleboard, stainless and carbon steel, leather, glass and lacquers. We depend on outside suppliers for these raw materials and must obtain sufficient quantities of quality raw materials from these suppliers at acceptable prices and in a timely manner. We do not maintain fixed supply contracts with our suppliers. Unfavorable fluctuations in the price, quality or availability of required raw materials could negatively affect our ability to meet the demands of our customers. Our inability to meet customers’ demands could result in the loss of future sales.

The profitability of our products depends in part upon the margin between the cost to us of certain raw materials and our fabrication costs associated with converting such raw materials into assembled products, as compared to the selling price of our products. We intend to continue to base the selling prices of our products in part upon their associated raw material costs. However, we may not be able to pass all increases in raw material cost or increases in the costs associated with taking possession of raw materials through to our customers in the future. The inability to offset price increases of raw materials by sufficient product price increases would have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

We do not engage in hedging transactions to protect against raw material fluctuations, but attempt to mitigate the short-term risks of price swings by purchasing raw materials in advance based on production needs or reaching agreements with some of our suppliers to keep the cost of raw materials stable.

If we are unable to manage our growth, we may not continue to be profitable.

Our continued success depends, in part, upon our ability to manage and expand our operations and facilities in the face of continued growth. This planned growth includes the expansion of our network of franchise stores and introduction of new product brands in China and diversifying our international sales by expanding our broad network of distributors, increasing direct sales in the U.S., Europe and other international markets and entering emerging growth markets. The growth in our operations has placed, and may continue to place, significant demands on our management, operational and financial infrastructure. If we do not manage our growth effectively, the quality of our products and services could suffer, which could negatively affect our operating results. To manage this growth effectively, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to fulfill our staffing requirements for our business, successfully train and assimilate new employees, or expand our management base and enhance our operating and financial systems. Failure to achieve any of these goals will prevent us from managing our growth in an effective manner and could have a material adverse effect on our business, financial condition or results of operations.

We may need additional capital to execute our business plan and fund operations and may not be able to obtain such capital on acceptable terms or at all.

In connection with the development and expansion of our business, we may incur significant capital and operational expenses. We believe that we can increase our sales and net income by implementing a growth strategy that focuses on (i) increasing direct sales of our products into the China retail market, (ii) diversifying our international sales and (iii) increasing our existing manufacturing capacity. To implement our growth strategy, we intend to expand our network of product franchise stores and introduce new product brands in China in the second quarter of 2012. We plan to increase our direct sales to the U.S., Europe and other international markets by integrating the Diamond Sofa brand and establishing new brands while continuing to supply products directly to retailers and chain stores under ODM and OEM agreements and private label brands. We anticipate expanding our production and manufacturing capabilities at our Nova Dongguan facilities to match our planned expansion of our franchise network in China and direct sales in the U.S. and international markets. This planned expansion will include a logistics center for the distribution of our products in China and an estimated production capacity increase of 20% for sofa manufacturing. We also anticipate establishing a logistics center in the U.S. in 2012 in connection with a planned expansion of Diamond Sofa’s distribution capacity.

Management anticipates that our existing capital resources, cash flows from operations, collection of our accounts receivable and the proceeds from our recent private placement will satisfy the liquidity requirements of our business for the next 12 months. However, if available funds are not sufficient to meet our plans for expansion or current operating expenses, our plans include pursuing alternative financing arrangements, including bank loans based on our good credit rating or funds raised through offerings of our equity or debt, if and when we determine such offerings are required. Our ability to obtain additional capital on acceptable terms or at all is subject to a variety of uncertainties, including:

•	investors’ perceptions of, and demand for, companies in our industry;
•	investors’ perceptions of, and demand for, companies operating in China;
•	conditions of the U.S. and other capital markets in which we may seek to raise funds;
•	our future results of operations, financial condition and cash flows;
•	governmental regulation of foreign investment in companies in particular countries;
•	economic, political and other conditions in the U.S., China, and other countries; and
•	governmental policies relating to foreign currency borrowings.

There is no assurance we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance we will obtain the capital we require by any other means. Future financings through equity investments are likely to be dilutive to our existing shareholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly-issued securities may include preferences or superior voting rights, be combined with the issuance of warrants or other derivative securities, or be the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Furthermore, we may incur substantial costs in pursuing future capital and financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

If we cannot raise additional funds on favorable terms or at all, we may not be able to carry out all or parts of our strategy to maintain our growth and competitiveness.

Our accounts receivable remain outstanding for a significant period of time, which has a negative impact on our cash flow and liquidity.

Our standard payment term for accounts receivable is 30 - 120 days. We give an extended payment term to certain of our major customers of up to 180 days, but have since reduced this payment term to 120 days beginning in 2011. Our sales to customers in the U.S. and international markets typically are made through letters of credit, but for some long-term, high volume customers, we accept payment by telegraphic transfer with a payment term of 15 days after delivery. To attract franchisees to our new franchise network in China, we granted new store operators in 2010 a payment term of 90 days. We have since started phasing out these preferential terms in 2011, requiring payment in full before delivery. We remain subject to negative impacts on our cash flow and liquidity due to the significant period of time our accounts receivable remain outstanding with respect to sales made under the longer payment terms. In 2010, we had accounts receivable turnover of 5.50 on an annualized basis, with sales outstanding of 66 days and inventory turnover of 12.81 on an annualized basis. During the six months ended June 30, 2011, we had accounts receivable turnover of 3.82 on an annualized basis, with sales outstanding of 95 days and inventory turnover of 21.55 on an annualized basis. As of June 30, 2011, we had accounts receivable of $9,114,559, of which $6,667,363 was with aging within 90 days, $1,273,217 was with aging over 90 days and within 180 days, and $1,173,980 was with aging over 180 days and within 270 days. As of August 31, 2011, we have collected $502,539 of the accounts receivable with aging over 180 days as of June 30, 2011, with $671,441 remaining outstanding. While historically our collections have been reasonably assured, delays in collections and the significant period of time our accounts receivable remain outstanding may result in pressure on our cash flow and liquidity.

We may experience material disruptions to our manufacturing operations in China that could result in material delays, quality control issues, increased costs and loss of business opportunities, which may negatively impact our sales and financial results.

We rely primarily upon our manufacturing facilities located in Dongguan, Guangdong, China, to operate our business and produce our products. While we seek to operate our facilities in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facilities, a material disruption at our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and negatively impact our financial results. Our manufacturing facilities, or any of our machines within our otherwise operational facilities, could cease operations unexpectedly due to a number of events, including: prolonged power failures; equipment failures; disruptions in the transportation infrastructure including roads, bridges, railroad tracks; and fires, floods, earthquakes, acts of war, or other catastrophes. Our future growth strategy includes an anticipated expansion of manufacturing capacity to meet increasing demand for our existing products. Any projects undertaken by us to increase such capacity may not be constructed on the anticipated timetable or within budget. We may also experience quality control issues as we implement these manufacturing upgrades and ramp up production. Any such material disruption may prevent us from shipping our products on a timely basis, reduce our sales and market share and negatively impact our financial results.

We face risks associated with managing operations in China, any of which could decrease our sales or earnings.

All of our manufacturing operations currently are conducted by Nova Dongguan in China. There are a number of risks inherent in doing business in China, including the following:

•	unfavorable political or economical factors;
•	fluctuations in foreign currency exchange rates;
•	potentially adverse tax consequences;
•	unexpected legal or regulatory changes;
•	lack of sufficient protection for intellectual property rights;
•	difficulties in recruiting and retaining personnel, and managing international operations; and
•	less developed infrastructure.

Furthermore, changes in the political, economic and social conditions in China from which these risks are derived could make it more difficult to provide products and services to our customers. Our inability to manage these risks successfully could adversely affect our business and manufacturing operations. We can provide no assurances that any new market expansion by us in China or in the U.S. and international markets will be successful because of the risks associated with conducting our manufacturing operations in China, including the risks listed above.

We may not be able to obtain regulatory approvals for our products, which could result in a decrease in clients and revenue, unexpected expenses and loss of market share.

Our products are subject to PRC and international regulations related to the furniture industry. China has a series of compulsory and recommended national standards, or the GB and QB standards, that govern certain technical, safety and quality requirements for furniture manufactured in and exported from China. Our products are also subject to the mandatory and voluntary furniture test standards of the U.S. and international markets in which our customers distribute our products to end consumers, including environmental, ecological and formaldehyde emission standards and source of origin labeling requirements developed by the American National Standards Institute, or ANSI, Business and Institutional Furniture Manufacturer’s Association, or BIFMA, ASTM International, California Air Resources Board, or CARB, Furniture Industry Research Association, or FIRA, and the International Organization for Standardization, or ISO. As of June 30, 2011, we have no regulatory approvals pending for our products or that we still need to obtain to conduct our business. We seek to manufacture all products to customer specifications and we believe that our products meet all currently applicable national and international furniture test standards. Any failure to manufacture and deliver products in compliance with all applicable standards and regulations for the markets in which our products are distributed may subject us to fines, penalties or business interruptions and could result in a decrease in clients or loss of market share. In addition, new or revised standards and regulations applicable to our products could require us to redesign existing and planned products, acquire new manufacturing equipment or incur other significant expenses. If we are not able to obtain regulatory approvals for our products based on the applicable standards and regulations, it could have material and adverse effects on our business, financial condition and prospects.

Our insurance coverage may be inadequate to protect us from potential losses.

We have purchased property insurance for our properties in China, including raw materials, semi-manufactured goods, manufactured goods, buildings and machinery equipment. Our property insurance may not cover the full value of our property and equipment, however, which would leave us exposed in the event of loss or damage to our properties in China or claims filed against us.

We do not maintain business interruption insurance. The insurance industry in China is in its early stage of development and the business interruption insurance and the product liability insurance available currently in China offers limited coverage compared to that offered in many other countries, especially in the U.S. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have a material and adverse effect on our business and results of operations. Our business operations in China, particularly our production facilities, involve risks and hazards that could result in damage to, or destruction of, property and machinery, personal injury, business interruption and possible legal liability. In addition, we do not have product liability insurance covering bodily injuries and property damage caused by the products we sell. Therefore, we are exposed to risks associated with product liability claims and may need to bear the litigation cost if the use of our products results in bodily injury or property damage. We do not carry key-man life insurance, and if we lose the services of any senior management and key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. We do not have personal injury insurance and accidental medical care insurance. Although we require that the third-party transportation companies we engage maintain insurance policies with respect to inland transit risks for our products, the coverage may be inadequate to protect us from potential claims against us and the losses that may result. The occurrence of a significant event for which we are not fully insured or indemnified, and/or the failure of a party to meet its underwriting or indemnification obligations, could materially and adversely affect our operations and financial condition. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

Our bank accounts in China are not insured or protected against loss, and the failure of any bank in which we deposit our funds could affect our ability to continue in business.

We maintain our cash in China with various national banks located in China. These cash accounts are not insured or otherwise protected against loss. Should any bank holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank. Depending upon the amount of cash we maintain in a bank that fails, our inability to have access to such cash deposits could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

We may not be able to protect our product designs and other proprietary rights adequately, which could adversely affect our competitive position and reduce the value of our products and brands, and litigation to protect our intellectual property rights may be costly.

We attempt to strengthen and differentiate our product portfolio by developing new and innovative product designs and functionality. As a result, our patents, trademarks and other intellectual property rights are important assets to our business. Our success will depend in part on our ability to obtain and protect our products, methods, processes and other technologies, to preserve our trade secrets, and to operate without infringing on the proprietary rights of third parties in China, the U.S. and other international markets. Despite our efforts, any of the following may reduce the value of our owned and used intellectual property:

•	issued patents and trademarks that we own or have the right to use may not provide us with any competitive advantages;
•	our efforts to protect our proprietary rights may not be effective in preventing misappropriation of our intellectual property or that of those from whom we license our rights to use;
•	our efforts may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we use or develop; or
•
another party may obtain a blocking patent and we or our licensors would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products.

Effective protection of intellectual property rights may be unavailable or limited in China or certain other countries. Policing the unauthorized use of our proprietary technology can be difficult and expensive. Litigation might be necessary to protect our intellectual property rights, which may be costly and may divert our management’s attention away from our core business. Furthermore, there is no guarantee that litigation would result in an outcome favorable to us. If we are unable to protect our proprietary rights adequately, it would have a negative impact on our operations.

We, or the owners of the intellectual property rights licensed to us, may be subject to claims that we or such licensors have infringed the proprietary rights of others, which could require us and our licensors to obtain a license or change designs.

Although we do not believe any of our products infringe upon the proprietary rights of others, there is no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us or those from whom we have licenses or that any such assertions or prosecutions will not have a material adverse effect on our business. Regardless of whether any such claims are valid or can be asserted successfully, defending against such claims could cause us to incur significant costs and could divert resources away from our other activities. In addition, assertion of infringement claims could result in injunctions that prevent us from distributing our products. If any claims or actions are asserted against us or those from whom we have licenses, we may seek to obtain a license to the intellectual property rights that are in dispute. Such a license may not be available on reasonable terms, or at all, which could force us to change our designs.

We and our subsidiaries may only have a perpetual, exclusive, worldwide and royalty-free license to use certain design patents used in our business, which could require us to litigate or arbitrate to retain such license rights if the licensor contests the license agreement.

Nova Dongguan historically has licensed the right to use certain design patents for our products from our Chairman and Chief Executive Officer, Mr. Wong, who is the sole owner and registrant of these design patents. Mr. Wong agreed to transfer his ownership of the design patents to Nova Dongguan and entered into an agreement in January 2011, as amended, to grant Nova Dongguan a perpetual, exclusive, worldwide, royalty-free and irrevocable license to use the design patents registered in his name until the State Intellectual Property Office of the PRC, or the SIPO, approves of the ownership transfer to Nova Dongguan. Any transfer of the ownership of such design patents requires that the transfer agreements be registered with the SIPO and, without such registration, the transfers would not be effective under PRC law. As of August 31, 2011, SIPO has approved the ownership transfer to Nova Dongguan of 30 out of the 113 design patents Mr. Wong intended to transfer to Nova Dongguan. The irrevocable license to use the remaining design patents pending transfer approval may not be canceled by Mr. Wong until ownership of such design patents have been transferred to Nova Dongguan. If Mr. Wong contests the license agreement prior to the effective transfer of ownership of the remaining design patents, our business may be adversely affected as Nova Dongguan may have to litigate or arbitrate to enforce its license rights to such design patents under the license agreement.

Our business could be subject to environmental liabilities in China, which could result in our incurring significant remediation costs, fines and loss of our business license.

As is the case with manufacturers of similar products, we use certain hazardous substances in our operations. Currently, our business is subject to the Environmental Protection Law of the PRC as well as other national and local laws in China regarding pollutant discharge, air, water and noise pollution. Although we believe we are in compliance in all material respects with the applicable PRC environmental laws and regulations, if it is determined that we are in violation of these regulations, we could be subject to financial penalties as well as the loss of Nova Dongguan’s business license. Furthermore, if the national or local government in China adopts more stringent environmental regulations, we may incur significant costs in complying with such regulations. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines and remediation costs, suspend production or cease operations and may be subject to adverse publicity. We currently do not incur any material costs in connection with our compliance with the applicable PRC environmental laws. However, the risk of environmental liability and charges associated with maintaining compliance with PRC environmental laws is inherent in the nature of our business, and there is no assurance that material environmental liabilities and compliance charges will not arise in the future.

We incur significant costs as a result of our operating as a public company and our management is required to devote substantial time to new compliance initiatives.

While we are a public company, our compliance costs prior to the acquisition of Nova Furniture were not substantial in light of our limited operations. Nova Furniture and Diamond Sofa never operated as public companies prior to our acquisition of them. As a public company with substantial operations, we incur increased legal, accounting and other expenses. The costs of preparing and filing annual, quarterly and current reports, proxy statements and other information with the SEC and furnishing audited reports to shareholders is time-consuming and costly.

It will also be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Certain members of our management have limited or no experience operating a company whose securities are listed on a national securities exchange or with the rules and reporting practices required by the federal securities laws and applicable to a publicly traded company. We will need to recruit, hire, train and retain additional financial reporting, internal control and other personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications required by the Sarbanes-Oxley Act.

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately. Any inability to report and file our financial results accurately and timely could harm our business and adversely affect the trading price of our common stock.

We are required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. At present, we have instituted internal controls, but it may take time to implement them fully as a newly public company. Our management, including our Chief Executive Officer and Chief Financial Officer, cannot guarantee that our internal controls and disclosure controls and procedures will prevent all possible errors. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the possibility that judgments in decision-making can be faulty and subject to simple error or mistake. Furthermore, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Prior to our acquisition of Nova Furniture, Nova Furniture and its subsidiaries were private operating companies with no experience operating as a public company or establishing the level of internal control over financial reporting required by the Sarbanes-Oxley Act. Management identified the following material weaknesses and significant deficiencies in the internal controls of Nova Furniture, which now apply to the consolidated entity following our acquisition of Nova Furniture, as of June 30, 2011:

•
failure to timely accrue or amortize expenses in certain instances, resulting in a misclassification between prepayments and fixed assets and an under-accrual of certain expenses, because of: (i) a failure to use pre-numbered shipping and receiving documents; (ii) a failure to record insurance premiums expense over the term of the policy; and (iii) the recordation of transactions in the period invoices were received instead of when the transactions occurred; and

•
inadequate policies and procedures for inventory caused by a failure to design, establish and maintain effective documented financial accounting policies and procedures related to inventory pricing and valuation.

Furthermore, our Board of Directors currently lacks independent directors and an audit committee, and we lack sufficient accounting personnel with appropriate understanding of the generally accepted accounting principles in the U.S., or U.S. GAAP, and SEC reporting requirements. Since identifying the above-listed deficiencies in our internal controls, we have taken, and are taking, certain actions intended to remediate the material weaknesses in our internal control over financial reporting, and we anticipate that these actions will have a material impact on our internal control over financial reporting in future periods. However, because this remediation process is still in its initial stages, we can give no assurance as to when it will be completed.

Our accounting personnel who are primarily responsible for the preparation and supervision of the preparation of our financial statements under generally accepted accounting principles in the U.S. have limited relevant education and training in U.S. GAAP and SEC rules and regulations pertaining to financial reporting, which could impact our ability to prepare our financial statements and convert our books and records to U.S. GAAP.

Our manufacturing operations are in China and we have historically maintained our books and records in accordance with generally accepted accounting principles in the PRC, or PRC GAAP. Our accounting personnel in the PRC who have the primary responsibilities of preparing and supervising the preparation of financial statements under U.S. GAAP have limited relevant education and training in U.S. GAAP and related SEC rules and regulations. As such, they may be unable to identify potential accounting and disclosure issues that may arise upon the conversion of our books and records from PRC GAAP to U.S. GAAP, which could affect our ability to prepare our financial statements in accordance with U.S. GAAP. We have taken steps to ensure that our financial statements are in accordance with U.S. GAAP, including our hiring of a U.S. accounting firm to work with our PRC accounting personnel and management to convert our books and records to U.S. GAAP and prepare our financial statements. In addition, our annual financial statements are audited by an independent auditor for compliance with U.S. GAAP and to ensure that all necessary and appropriate adjustments from PRC GAAP to U.S. GAAP have been made. However, the measures we have taken may not be sufficient to mitigate the foregoing risks associated with the limited education and training of our accounting personnel in U.S. GAAP and related SEC rules and regulations.

We are a holding company that depends on cash flow from our wholly owned subsidiaries to meet our obligations, and any inability of our subsidiaries to pay us dividends or make other payments to us when needed could disrupt or have a negative impact on our business.

After our acquisition of Nova Furniture, we became a holding company with no material assets other than the stock of our wholly owned subsidiary, Nova Furniture, and its wholly owned subsidiaries through which we conduct operations: Nova Dongguan, Nova Macao and Nova Museum, itself a wholly owned subsidiary of Nova Dongguan. On August 31, 2011, we acquired Diamond Sofa as a wholly owned subsidiary of Nova Lifestyle. We rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. China and Macao have currency and capital transfer regulations that require us to comply with complex regulations for the movement of capital. PRC and Macao regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Nova Dongguan and Nova Macao also are required to set aside at least 10% of net income after taxes based on PRC accounting standards each year to statutory surplus reserves until the cumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. Nova Dongguan and Nova Macao also may allocate a portion of their after-tax profits to their staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Furthermore, if any of our subsidiaries incur debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Accordingly, if our subsidiaries are unable to pay us dividends and make other payments to us when needed because of regulatory restrictions or otherwise, we may be materially and adversely limited in our ability to make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

All of the liabilities of Nova Furniture survived its acquisition by us, and there may be undisclosed liabilities that could have a negative impact on our financial condition.

Before our acquisition of Nova Furniture, certain due diligence activities on our company and Nova Furniture were performed by us, our auditors and our attorneys. The due diligence process may not have revealed all liabilities (actual or contingent) of our company and Nova Furniture that existed or which may arise in the future relating to activities before the consummation of our acquisition of Nova Furniture. Notwithstanding that all of our pre-closing liabilities, other than those arising under the return to treasury agreement entered into between us and our former president and director concurrently with the Share Exchange Agreement, were transferred to the seller pursuant to the terms of the Share Exchange Agreement, it is possible that claims for such liabilities may still be made against us, which we will be required to defend or otherwise resolve. The transfer of pre-closing liabilities pursuant to the Share Exchange Agreement may not be sufficient to protect us from claims and liabilities, and any breaches of related representations and warranties. Any liabilities remaining from pre-closing activities could harm our financial condition and results of operations.

Our acquisition of Diamond Sofa might subject us to unknown liabilities that could have a negative impact on our financial condition.

Before our acquisition of Diamond Sofa, certain due diligence activities on Diamond Sofa were performed by us and our attorneys. Diamond Sofa may have unknown liabilities, however, including, but not limited to, product liability, workers’ compensation liability, tax liability and liability for improper business practices. Although we are entitled to indemnification from the seller of Diamond Sofa for these and other matters, we could experience difficulty enforcing those obligations or we could incur material liabilities for the past activities of Diamond Sofa. Such liabilities and related legal or other costs could materially harm our business or results of operations.

We may not be able to attract the attention of major brokerage firms because we became public by means of a share exchange, which could limit our ability to obtain future capital and financing.

There may be risks associated with our becoming public by means of a share exchange, or reverse acquisition, with a public shell company that had no revenues, operations or material assets prior to the time of the share exchange. Analysts of major brokerage firms may not provide coverage for our company because there is no incentive for brokerage firms to recommend the purchase of our common stock. Furthermore, we can give no assurance that brokerage firms will, in the future, want to conduct any secondary offerings on our behalf, which could limit our ability to obtain future capital and financing.

Risks Related to Business in China

Inflation in China could negatively affect our profitability and growth.

The rapid growth of China’s economy has been uneven among economic sectors and geographic regions of the country and has been fueled over the last three years by a large amount of debt issuances. China’s economy grew at an annual rate of 10.3% in 2010, as measured by the year-over-year change in GDP according to the NBS. Rapid economic growth and less restrictive monetary policies can lead to growth in the money supply and rising inflation. According to the NBS, the annual inflation rate in China, as measured by the year-over-year change in consumer price index, was 6.5% as of July 2011, according to the NBS. If prices for our products fail to rise at a rate sufficient to compensate for the increased costs of supplies, such as raw materials, due to inflation, it may have an adverse effect on our profitability.

In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets, restrictions on state bank lending and raised reserve requirements for banks. In addition, the People’s Bank of China, or the PBOC, which is the central bank of the PRC, has effected several increases in interest rates in response to inflationary concerns in China’s economy. The implementation of such policies may further impede future economic growth. If the PBOC continues to raise interest rates, economic activity in China could further slow and, in turn, materially increase our costs and reduce demand for our products and services.

The PRC government has introduced certain policy and regulatory measures to control the rapid increase in housing prices and slow down the real estate market in China, which could affect our business and planned growth in China.

The PRC government strictly controls the housing and real estate market in China, which has experienced a strong recovery from the financial crisis since 2009. To control the price of real estate, restrict speculation and break the isolated bubbles in the real estate market in China, the PRC government has tightened its credit loan policies and land right acquisition regulations. In January 2010, the PRC State Council issued a circular, or the January Circular, to control the rapid increase in housing prices and slow down the real estate market in China. The circular notably instructed the PBOC and the China Bank Regulatory Commission to tighten the supervision of bank lending to the real estate sector and mortgage financing and increased the minimum down payment requirements for purchasers of a second residential property. In response, the PBOC increased the reserve requirement ratio for commercial banks during the first half of 2010, which had the effect of tightening lending policies. In April 2010, the PRC State Council issued an additional circular, or the April Circular, setting increased minimum down payment and mortgage interest rate requirements for purchasers of first, second and third residential properties. Moreover, this circular provided that banks can decline to provide mortgage financing to purchasers of a third residential property and non-resident purchasers. It is possible that the PRC government agencies may adopt further measures to implement the policies outlined in the January and April Circulars. The full effect of these circulars on the real estate industry and our planned growth in selling and marketing furniture to end consumers in China will depend in large part on the implementation and interpretation of the circulars by PRC governmental agencies, local governments and banks involved in the real estate industry. The PRC government’s policies and regulatory measures on the PRC real estate sector could limit the ability of new apartment and homeowners to obtain mortgage financing or significantly increase the cost of mortgage financing or reduce market demand. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations. Our growth strategy includes a planned expansion of our network of product franchise stores in China and the introduction of new product brands designed for the middle class consumer in China. Changes in mortgage and interest rates, new housing starts, existing home sales and the availability of consumer credit in China could have particularly significant effects on consumer demand for furniture in China, which in turn could materially and adversely affect our business, financial condition, results of operations and expansion prospects.

Changes in China’s political and economic policies could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and adversely affect our business.

All of our manufacturing and productive assets are located in China and a significant percentage of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject to the economic, political and legal developments in China. While China’s economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may have a negative effect on us. For example, our operating results and financial condition may be adversely affected by PRC government control over capital investments or changes in tax regulations. In recent years, the PRC government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, the control of payment of foreign currency-denominated obligations, the setting of monetary policy, the control of the housing and real estate market and the provision of preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and level of real estate and housing investments and expenditures in China, which in turn could lead to reduced consumer demand for home furnishings and our products and consequently have a material adverse effect on our business. Furthermore, changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, or devaluations of currency could cause a decline in the price of our common stock, should a market for our common stock ever develop.

We may have difficulty establishing adequate management, legal and financial controls in China, which could affect our ability to report our financial results accurately and timely.

Historically, China has not adopted an international style of management or financial reporting concepts and practices, nor modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices for our subsidiaries in China, Nova Dongguan and Nova Museum, that meet international standards.

If relations between the U.S. and China worsen, our business could be adversely affected and investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the U.S. and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the U.S. and China, whether or not directly related to our business, could reduce the price of our common stock. These controversies also could make it more difficult for us to provide our products to our customers in the U.S. The international trade policies of China and the U.S. could adversely affect our business, and the imposition of trade sanctions relating to imports, taxes, import duties and other charges on imports from China, including those applied specifically to furniture products, or the imposition of taxes, import duties or other charges on exports to the U.S. could increase our costs and decrease our earnings.

The nature and application of many laws of China create an uncertain environment for business operations and they could have a negative effect on us.

The legal system in China is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, China began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic and commercial matters, but these recently enacted laws and regulations may not cover all aspects of business activities in China sufficiently. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, there may be certain instances when we may not be aware of our violation of these policies and rules until some time after such violation.

The PRC government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. Our ability to enforce commercial claims or to resolve commercial disputes under these laws and regulations is unpredictable, however, because the implementation, interpretation and enforcement of these laws and regulations is limited and, given their relative newness, involve uncertainties. For example, contracts governed by PRC law tend to contain less detail than those under U.S. law and generally are not as comprehensive in defining the rights and obligations of the contracting parties. Consequently, contracts in China are more vulnerable to disputes and legal challenges than those in the U.S. In addition, contract interpretation and enforcement in China is not as developed as in the U.S., and the result of any contract dispute is subject to significant uncertainties. We currently are not subject to any contract dispute, but we cannot assure you that we will not be subject to future contract disputes with our suppliers, franchisees and other customers under contracts governed by PRC law, and if such disputes arise, we cannot assure you that we will prevail.

Furthermore, the political, governmental and judicial systems in China are impacted sometimes by corruption. There is no assurance we will be able to obtain recourse in any legal disputes with the suppliers, customers or other parties with whom we conduct business, if desired, through China’s developing and sometimes corrupt judicial systems. Any rights we may have under PRC law to specific performance or to seek an injunction are severely limited, and without a means of recourse by virtue of the PRC legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in China.

As some of our officers and directors, including our Chairman and Chief Executive Officer, are citizens of the PRC, it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us or our officers and directors by a shareholder or group of shareholders in the U.S. Also, because two of our subsidiaries, and all of our manufacturing and productive assets, are located in China, it may be extremely difficult or impossible for individuals to access those assets to enforce judgments rendered against us or our directors or executive officers by U.S. courts. In addition, the courts in China may not permit the enforcement of judgments arising out of U.S. federal and state corporate, securities or similar laws. Accordingly, U.S. investors may not be able to enforce judgments against us for violation of U.S. securities laws.

Fluctuation of the Renminbi may affect our financial condition and the value of our securities.

Although we use the U.S. dollar, or USD, for financial reporting purposes, transactions effected by our subsidiaries in China, Nova Dongguan and Nova Museum, are denominated in Chinese yuan renminbi, or RMB. The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. Since June 2008, the RMB has been pegged to the USD. Because the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the USD in the medium to long term. Moreover, it is possible that in the future the PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. In June 2010, the PBOC announced that it will manage the RMB exchange rate more flexibly, following nearly two years in which the RMB has been pegged to the USD.

Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China. Moreover, fluctuations in the exchange rate between the USD and RMB will affect our financial results reported in USD terms without giving effect to any underlying change in our business, financial condition or results of operations. The value of our common stock likewise will be affected by the foreign exchange rate between the USD and RMB, and between those currencies and other currencies in which our sales may be denominated. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue in the future that will be exchanged into USD and earnings from, and the value of, any USD-denominated investments we make in the future. For example, if we need to convert USD into RMB for our operational needs and the RMB appreciates against the USD at that time, our financial position, our business and the price of our common stock may be harmed. Conversely, if we decide to convert our RMB into USD for the purpose of declaring dividends on our common stock or for other business purposes and the USD appreciates against the RMB, the USD equivalent of our earnings from our subsidiaries in China would be reduced.

PRC regulations relating to mergers, offshore companies and PRC shareholders, if applied to us, may limit our ability to operate our business as we see fit.

PRC regulations govern the process by which we may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, these regulations require involved parties to make a series of applications and supplemental applications to various government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to PRC regulations, our ability to engage in business combination transactions in China through our subsidiaries has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate transactions that are acceptable to us or sufficiently protective of our interests.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The RMB is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our subsidiaries in China may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or the SAFE. However, the relevant PRC government authorities may limit or eliminate their ability to purchase foreign currencies in the future. Since a significant amount of our future revenues will be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in RMB to fund our business activities outside China that are denominated in foreign currencies.

On August 29, 2008, the SAFE promulgated the Notice on Perfecting Practices Concerning Foreign Exchange Settlement Regarding the Capital Contribution by Foreign-invested Enterprises, or Circular 142, to regulate the conversion by foreign-invested enterprises, or FIEs, of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that RMB converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, the SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-dominated capital of a FIE. The use of such RMB may not be changed without approval from the SAFE, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used. These limitations could affect the ability of our subsidiaries in China to obtain foreign exchange through debt or equity financing.

PRC regulations relating to the registration requirements for PRC resident shareholders owning shares in offshore companies may subject our PRC resident shareholders to personal liability and limit our ability to acquire companies in China or to inject capital into our operating subsidiaries in China, limit our subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect our business.

The SAFE issued a public notice in October 2005, Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, which we refer to as Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident who is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC resident who is the shareholder of an offshore special purpose company fails to comply with the SAFE registration requirements, the PRC subsidiaries of the offshore special purpose company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. We cannot predict fully how Circular 75 will affect our business operations or future strategies because of ongoing uncertainty over how Circular 75 is interpreted and implemented, and how or whether SAFE will apply it to us.

We have requested our PRC resident beneficial owners, including our Chairman and Chief Executive Officer, to make the necessary applications, filings and amendments as required under SAFE regulations in connection with their equity interests in us. We attempt to ensure that our subsidiaries in China comply, and that our PRC resident beneficial owners subject to these rules comply, with the relevant SAFE regulations. We cannot provide any assurances that all of our present or prospective direct or indirect PRC resident beneficial owners will comply fully with all applicable registrations or required approvals. The failure or inability of our PRC resident beneficial owners to comply with the applicable SAFE registration requirements may subject these beneficial owners or us to fines, legal sanctions and restrictions described above.

If we fail to satisfy our additional capital contribution requirements to Nova Dongguan, Nova Dongguan may be required to pay a penalty and it may not be able to distribute dividends to us, which could adversely affect our business.

As of August 31, 2011, we are required to contribute $9.1 million as additional contribution of registered capital to Nova Dongguan by November 2011. Under PRC laws, shareholders of an FIE are required to contribute capital to satisfy the registered capital requirement of the FIE within a period of not more than two years from the date when a requested increase in registered capital requirement is approved by the relevant PRC government agencies. The relevant PRC government agencies may extend the contribution period for an additional six months without penalty, and, upon application by the FIE, grant a further three-month grace period without penalty. If the capital contribution remains incomplete after the grace periods have been exhausted or denied, the FIE may be required to pay a negotiated penalty, typically 3% to 5% of the unsatisfied contribution of registered capital remaining outstanding. If the shareholders remain unable to complete the capital contribution within a six-month period following payment of the penalty, the FIE may reduce its increased registered capital to the amount contributed with the amount remaining outstanding waived by the relevant PRC government agencies without risk of revocation to its business license. Until such contribution of capital is satisfied or the registered capital requirement is reduced to the amount already contributed, however, the FIE is not allowed to repatriate profits to its shareholders, unless otherwise approved by the SAFE. If we fail to satisfy our additional registered capital contribution requirements to Nova Dongguan, Nova Dongguan may be required to pay a penalty of up to $455,000 based on the amount remaining outstanding as of August 31, 2011, and it may not be able to repatriate profits or dividends to us, which could adversely affect our business and the value of our common stock.

PRC labor laws may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, effective on January 1, 2008, to govern the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of and the amendment to employment contracts. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires that certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce in China, the Labor Contract Law could adversely affect our ability to effect such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Transactions between Nova Dongguan and Nova Macao may be subject to audit or challenge by PRC tax authorities, and a finding that that we owe additional taxes could adversely affect our profitability.

Under PRC laws and regulations, transactions among affiliated parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the transactions between Nova Dongguan and Nova Macao do not represent arm’s-length prices and, as a result, adjust any of the income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for PRC tax purposes recorded by our PRC subsidiaries or an increase in taxable income, all of which could increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on us or our PRC subsidiaries for under-paid taxes. Management assesses our potential liabilities related to this issue on a quarterly basis, and we have taken an additional income tax expense as a reserve based on management’s analysis for estimated tax principle, interest and penalties.

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC resident shareholders.

China passed the Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it must be treated as a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the PRC State Administration of Taxation, or the SAT, issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation regarding non-PRC enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an off-shore jurisdiction and controlled by a PRC enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if: (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often reside in China. A “resident enterprise” would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. However, detailed measures on imposition of tax from non-domestically incorporated resident enterprises are not yet available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a “resident enterprise” by PRC tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares. If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

Dividends distributed by us to our non-PRC resident shareholders may be subject to PRC withholding taxes.

Before the EIT came into effect on January 1, 2008, dividends paid to foreign investors by FIEs, such as dividends paid to us by our subsidiaries in China, were exempt from PRC withholding tax. We are a Nevada holding company and substantially all of our income is derived from dividends we receive from our subsidiaries, including those in China. Pursuant to the EIT, dividends generated after January 1, 2008, and distributed to us by our subsidiaries in China are subject to withholding tax at a rate of 5%, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT and hold at least 25% of the equity interest of our subsidiaries. If we are determined to be a “resident enterprise,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. In addition, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

The SAT promulgated “Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement” on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The agent or conduit company normally refers to a company that is registered in a jurisdiction other than China and merely meets the minimum legal requirements on organizational form and is not engaged in substantive operational activities for manufacturing, distribution or management. It is still unclear how SAT Circular 601 is implemented by SAT or its local counterparts in practice and whether we could be recognized as a “beneficial owner.” If we are deemed a non-resident enterprise but not qualified as a beneficial owner, we will not be entitled to a reduced 5% withholding tax and the 10% withholding tax would be imposed on our dividend income received from our subsidiaries. As a result, our net income would be reduced and our operating results would be adversely affected.

Our compliance with the Foreign Corrupt Practices Act may put us at a competitive disadvantage, while our failure to comply with the Foreign Corrupt Practices Act may result in substantial penalties.

We are required to comply with the United States Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Although we inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties. Non-U.S. companies, including some of our competitors, are not subject to the provisions of the FCPA. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in mainland China. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage.

Risks Related to Our Securities

The market price for our common stock may be volatile, which could make it more difficult or impossible for you to sell our common stock for a positive return on your investment.

The trading price of our common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include, but not limited to, our quarterly operating results or the operating results of other companies in our industry, announcements by us or our competitors of acquisitions, new products, product improvements, commercial relationships, intellectual property, legal, regulatory or other business developments and changes in financial estimates or recommendations by stock market analysts regarding us or our competitors. In addition, the stock market in general, and the market for companies with substantial operations based in China or that became public by means of a reverse acquisition with a public shell company in particular, has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated or disproportionate to their operating performance. These broad market fluctuations may materially affect our stock price, regardless of our operating results. Furthermore, the market for our common stock historically has been limited and we cannot assure you that a larger market will ever be developed or maintained. The price at which investors purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, these factors may make it more difficult or impossible for you to sell our common stock for a positive return on your investment.

Shares of our common stock lack a significant trading market, which could make it more difficult for an investor to sell our common stock.

Shares of our common stock are not yet eligible for trading on any national securities exchange. Our common stock is qualified for quotation in the over-the-counter market on the OTC Bulletin Board, or the OTCBB. This market tends to be highly illiquid. Although we plan to apply for listing of our common stock on a national securities exchange, there can be no assurance of if and when we will meet the applicable listing requirements or such application would be granted. There is no assurance that an active trading market in our common stock will develop, or if such a market develops, that it will be sustained. In addition, there is a greater chance for market volatility for securities quoted on the OTCBB as opposed to securities traded on a national exchange. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations and generally lower trading volume. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock, or to obtain coverage for significant news events concerning us, and our common stock could become substantially less attractive for margin loans, for investment by financial institutions, as consideration in future capital raising transactions or for other purposes.

Future sales of shares of our common stock by our shareholders could cause our stock price to decline.

Future sales of shares of our common stock could adversely affect the prevailing market price of our stock. As of October 11, 2011, Messrs. Wong, our Chairman and Chief Executive Officer, and Ho, our Chief Financial Officer, our two largest shareholders, each owned 27.1% of our outstanding shares of common stock. If our significant shareholders sell a large number of shares, or if we issue a large number of shares, the market price of our stock could decline. Moreover, the perception in the public market that shareholders might sell shares of our stock could depress the market for our shares. Our management and certain of our other significant shareholders who received shares of our common stock issued pursuant to the Share Exchange Agreement are subject to lockup agreements that prohibit their sale of all shares of our common stock held currently or acquired by them in the future to the general public until three years from the date our common stock is first listed on a national securities exchange, except in the event of a change of control or sale of our company. Upon the termination of these lockup agreements, if such shareholders sell substantial amounts of our common stock in the public market, such sales could create a circumstance commonly referred to as an “overhang,” in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and price we deem reasonable or appropriate.

We may issue additional shares of our common stock or debt securities to raise capital or complete acquisitions, which would reduce the equity interest of our shareholders.

Our Articles of Incorporation, as amended, authorize the issuance of up to 75,000,000 shares of common stock, par value $0.001 per share. As of October 11, 2011, there were 56,202,253 authorized and unissued shares of our common stock available for future issuance, based on 17,898,267 shares of our common stock outstanding and our reservation of 899,480 shares of our common stock issuable upon exercise of outstanding warrants. Although we have no commitments as of the date of this prospectus to issue our securities, we may issue a substantial number of additional shares of our common stock or debt securities to complete a business combination or to raise capital. The issuance of additional shares of our common stock may significantly reduce the equity interest of our existing shareholders and adversely affect prevailing market prices for our common stock.

The application of the “penny stock” rules could adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

Our common stock may be subject to the “penny stock” rules adopted under Section 15(g) of the Securities Exchange Act of 1934, or the Exchange Act. The penny stock rules apply to issuers whose common stock does not trade on a national securities exchange and trades at less than $5.00 per share, or that have a tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC that contains the following information:

•	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
•
a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities laws;

•	a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and the significance of the spread between the “bid” and “ask” prices;

•	a toll free telephone number for inquiries on disciplinary actions;
•	definitions of any significant terms in the disclosure document or in the conduct of trading in penny stocks; and
•	such other information and is in such form (including language, type, size and format), as the SEC shall require by rule or regulation.

Prior to effecting any transaction in a penny stock, the broker-dealer also must provide the customer with the following information:

•	bid and offer quotations for the penny stock;
•	compensation of the broker-dealer and our salesperson in the transaction;
•	number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
•	monthly account statements showing the market value of each penny stock held in the customer’s account.

The penny stock rules further require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks and a signed and dated copy of a written suitability statement.

Due to the requirements of the penny stock rules, many broker-dealers have decided not to trade penny stocks. As a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. Moreover, if our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board of Directors may consider relevant. Furthermore, China has currency and capital transfer regulations that require us to comply with complex regulations for the movement of capital and restrict the amount of capital available for distribution as dividends from our subsidiaries in China. See “Risks Related to Our Business – We are a holding company that depends on cash flow from our wholly owned subsidiaries to meet our obligations.” Although our management believes we are in compliance with these regulations, should these regulations or their interpretation by PRC courts or regulatory agencies change, we may not be able to pay dividends to our shareholders outside of China. Our management intends to follow a policy of retaining all of our earnings to finance the development and execution of our strategy and the expansion of our business. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Our principal shareholders have the ability to exert significant control in matters requiring a shareholder vote and could delay, deter or prevent a change of control in our company.

As of October 11, 2011, Messrs. Wong, our Chairman and Chief Executive Officer, and Ho, our Chief Financial Officer, our two largest shareholders, each owned 27.1% of our outstanding shares of common stock. Together and individually, Messrs. Wong and Ho exert significant influence over us, giving them the ability, among other things, to exercise significant control over the election of all or a majority of the Board of Directors and to approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. Without the consent of Messrs. Wong and Ho, we could be prevented from entering into potentially beneficial transactions if such transactions conflict with our principal shareholders’ interests. The interests of Messrs. Wong and Ho may differ from the interests of our other shareholders.

Provisions in the Nevada Revised Statutes and our Amended and Restated Bylaws could make it very difficult for you to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our Board of Directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes and our Amended and Restated Bylaws as authorized by the Nevada Revised Statutes. Specifically, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Amended and Restated Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial condition, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements regarding our company that include, but are not limited to, any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “potential,” “believes,” “seeks,” “hopes,” “estimates,” “should,” “may,” “will,” “with a view to” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict.

These forward-looking statements involve various risks and uncertainties. Although we believe our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and other sections in this prospectus. You should read this prospectus and the documents we refer to thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance.

This prospectus contains statistical data we obtained from various publicly available government publications and industry-specific third party reports. Statistical data in these publications also include projections based on a number of assumptions. The markets for our products may not grow at the rate projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our securities. In addition, the rapidly changing nature of our customers’ industries results in significant uncertainties in any projections or estimates relating to the growth prospects or future condition of our markets. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publication market data cited in this prospectus was prepared on our or our affiliates’ behalf.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents we refer to in this prospectus and have filed as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We will not receive any proceeds from sale of the shares of common stock covered by this prospectus by the selling shareholders. To the extent the selling shareholders exercise for cash all of the warrants covering the 846,740 shares of common stock issuable upon exercise of all of the warrants held by such selling shareholders, we would receive $1,693,480 from such exercises. The warrants may expire without having been exercised. Even if some or all of these warrants are exercised, we cannot predict when they will be exercised and when we would receive the proceeds. We intend to use any proceeds we receive upon exercise of the warrants for general working capital and other corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock qualified for quotation on the OTCBB on April 16, 2010, under the symbol “STVS.” No trades of our common stock occurred through the facilities of the OTCBB until July 26, 2011. The following table sets forth the range of the high and low bid prices per share of our common stock for each quarter (or portion thereof) as reported on the OTCBB beginning on July 26, 2011. These quotations represent interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions. There currently is no liquid trading market for our common stock. There can be no assurance that a significant active trading market in our common stock will develop, or if such a market develops, that it will be sustained.

	High	Low
Third Quarter 2011 (July 26, 2011 through September 30, 2011)	$4.25	$0.15
Fourth Quarter 2011 (through October 11, 2011)	$4.30	$4.00

As soon as practicable, and assuming we satisfy all necessary initial listing requirements, we intend to apply to have our common stock listed for trading on a national securities exchange, although we cannot be certain that our application will be approved.

DIVIDEND POLICY

Dividends may be declared and paid out of legally available funds at the discretion of our Board of Directors. We do not anticipate or contemplate paying dividends on our common stock in the foreseeable future. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operations, financial condition, cash requirements and other factors deemed relevant by our Board of Directors. We currently intend to utilize all available funds to develop our business.

Our ability to pay dividends may be affected by the complex currency and capital transfer regulations in China and Macao that restrict the payment of dividends to us by our subsidiaries in China, Nova Dongguan and Nova Macao. PRC and Macao regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Nova Dongguan and Nova Macao also are required to set aside at least 10% of net income after taxes based on PRC accounting standards each year to statutory surplus reserves until the cumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. Nova Dongguan and Nova Macao also may allocate a portion of their after-tax profits to their staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. If any of our subsidiaries in China or Macao incur debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

In addition, Circular 75 requires PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China. If the PRC subsidiaries of an offshore parent company do not report the need for their PRC investors to register to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company. Although we believe that our subsidiaries are in compliance with these regulations, should these regulations or the interpretation of them by PRC courts or regulatory agencies change, we may not be able to pay dividends outside of China.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Safe Harbor Declaration

The comments made throughout this prospectus should be read in conjunction with our financial statements and the notes thereto, and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain certain forward-looking information. When used in this discussion, the words, “believes,” “anticipates,” “expects” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from projected results, due to a number of factors beyond our control. We do not undertake to publicly update or revise any of these forward-looking statements, even if experience or future changes show that the indicated results or events will not be realized. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Readers also are urged to carefully review and consider our discussions regarding the various factors that affect the company’s business, which are described in this section and elsewhere in this prospectus.

Overview

We are a residential furniture marketing and logistics company offering sourcing and manufacturing of modern home furniture for today’s middle class, urban consumer in diverse markets worldwide. We market and develop high quality residential furniture for the living room, dining room, bedroom and home office in distinctive styles targeted at the medium and upper-medium price ranges. Our product offerings feature urban contemporary styles offering comfort and functionality in matching furniture collections and upscale luxury pieces appealing to lifestyle-conscious middle and upper middle-income consumers. Our products are sold in the U.S., China, Europe, Australia and to other markets worldwide. In China, we sell products under our brands through franchise stores to China’s growing middle class, and, as of June 30, 2011, we have 60 franchise stores established and strategically located in cities across China. In the U.S. and international markets, our customers principally consist of private label retailers and furniture distributors for whom we source products designed and manufactured in our facilities or from third party manufacturers that are in turn offered to retailers under their own brand names. We also sell products to the U.S. market under our Diamond Sofa brand since August 31, 2011. Our logistics, manufacturing and delivery capabilities provide our customers with the flexibility to select from our extensive furniture collections in their respective shipments. Our experience developing and marketing products for international markets has enabled us to develop the scale, logistics, marketing, manufacturing efficiencies and design expertise that serves as the foundation for us to expand aggressively into the highly attractive U.S. and China markets.

We are a U.S. holding company with no material assets other than the ownership interests of our wholly owned subsidiaries through which we market, design, manufacture and sell residential furniture worldwide: Nova Dongguan, Nova Macao and Diamond Sofa. Nova Dongguan is a WFOE and was incorporated on June 6, 2003, under the laws of the PRC. Nova Macao was organized on May 20, 2006, under the laws of Macao. Nova Dongguan and Nova Macao are wholly owned subsidiaries of Nova Furniture, our wholly owned subsidiary organized under the laws of the BVI on April 29, 2003. We acquired Nova Furniture pursuant to the Share Exchange Agreement on June 30, 2011. Diamond Sofa is a California corporation organized on June 15, 2000, which we acquired pursuant to a stock purchase agreement on August 31, 2011. On March 17, 2011, Nova Dongguan organized Nova Museum as a non-profit organization under the laws of the PRC engaged in the promotion of the culture and history of furniture in China.

Nova Dongguan markets and sells our products in China to stores in our franchise network and to wholesalers and agents for domestic retailers and exporters. Nova Dongguan also provides the design expertise and facilities to manufacture our branded products and products for international markets under ODM and OEM agreements. Nova Macao is as a trading company, importing, marketing and selling products designed and manufactured by Nova Dongguan and third party manufacturers for the U.S. and international markets. We are expanding the operations of Nova Macao to move oversight of manufacturing operations from Nova Dongguan, and we anticipate completion of this transition process by the end of 2012. Diamond Sofa markets and sells products manufactured by us and by third party manufacturers under the Diamond Sofa brand to distributors and retailers principally in the U.S. market. In connection with our plans to increase the number of stores in our franchise network in China and expand our direct sales to the U.S. and other international markets, we anticipate undertaking a corresponding expansion of our facilities and production capacity at our Nova Dongguan facilities beginning in 2012. This planned expansion will include a new logistics center for the distribution of our products in China and an estimated production capacity increase of 20% for sofa manufacturing. We also anticipate establishing a logistics center in the U.S. in 2012 in connection with a planned expansion of Diamond Sofa’s distribution capacity. We intend to meet our liquidity requirements, including capital expenditures related to the expansion of our manufacturing facilities and production capacity, purchase of raw materials and the expansion of our business, through cash flow provided by operations, the proceeds from our recent private placement and funds raised through future offerings of our securities, if and when we determine such offerings are required.

Significant factors that we believe could affect our operating results are the (i) cost of raw materials; (ii) prices of our products to our international retailer and wholesaler customers and their markup to end consumers; (iii) consumer acceptance of our new brands and product collections; and (iv) general economic conditions in the U.S., China and other international markets. We have experienced and anticipate continued fluctuation in raw material costs as a result of world economic conditions, such as the price of stainless and carbon steel. We normally can pass the raw material cost increase to our customers, but there may be a time lag as we renegotiate pricing with our customers on existing products and introduce new product collections. We attempt to mitigate short-term risks of raw material price swings in between customer price negotiations by purchasing some raw materials in advance based on forecasted production needs. In addition, we are less susceptible to these short-term raw material pricing risks in the China retail market because we reserve the right under our product franchise agreements to adjust our wholesale and retail product pricing based on raw material price fluctuations, providing franchisees with at least one month’s notice prior to price adjustment. We believe most of our customers are willing to pay us higher prices for our high quality and stylish products, timely delivery and strong production capacity, which we expect will allow us to maintain high gross profit margins for our products. We have diversified our products by introducing brands and product collections exclusively for China, acquiring the Diamond Sofa brand in the U.S. market and developing higher-end products for the U.S. and international markets. Consumer preference trends favoring high quality and stylish products and lifestyle-based furniture suites also should allow us to maintain our high gross profit margins. We believe we will benefit from a number of favorable recent economic trends, including reports in the IMF April 2011 Outlook that worldwide GDP grew 5.0% in 2010 and is anticipated to grow an additional 4.4% in 2011, with real growth in furniture demand for the world’s top 70 countries forecasted at 3.3% in 2011 according to the CSIL “World Furniture Outlook 2011.” We believe that our expansion of direct sales in China and the U.S. will have a positive impact on our net sales and net income, while helping to diversify our customer base and end consumer markets.

Critical Accounting Policies

While our significant accounting policies are described more fully in Note 2 to our consolidated financial statements for the six months ended June 30, 2011 and 2010, we believe the following accounting policies are the most critical to aid you in fully understanding and evaluating this management discussion and analysis.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP for Nova Lifestyle and its subsidiaries, Nova Furniture, Nova Dongguan, Nova Macao and Nova Museum. The functional currency of Nova Lifestyle, Nova Furniture and Nova Macao is USD. Prior to 2011, the functional currency of Nova Macao was the Macau Pataca, or MOP. The functional currency of Nova Dongguan and Nova Museum is RMB. The accompanying financial statements have been translated and presented in USD.

Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant estimates, required by management, include the reserve of bad debt allowance, recoverability of long-lived assets and the valuation of inventories. Actual results could differ from those estimates.

Accounts Receivable

Our policy is to maintain an allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.

Inventories

Inventories are stated at the lower of cost or market value with cost determined on a weighted average basis, which approximates the first-in first-out method. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down their inventories to market value, if lower.

Plant, Property and Equipment

Plant, property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and improvements are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with 10% salvage value and estimated lives as follows:

Building and workshops Museum decoration and renovation Computer and office equipment	20 years 10 years 5 years
Machinery Autos	10 years 5 years

Research and Development

Research and development costs are related primarily to our designing and testing of new products in the development stage. Research and development costs are recognized in general and administrative expenses and expensed as incurred.

Revenue Recognition

Our revenue recognition policies are in compliance with ASC Topic 605, “Revenue Recognition.” Sales revenue is recognized when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of ours exist and collectability is reasonably assured. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, or the possible return of the goods. Payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

Sales revenue represents the invoiced value of goods, net of value-added taxes, or VAT. All of our products are sold in the PRC and subject to VAT of 17% of the gross sales price. This VAT may be offset by VAT paid by us on raw materials and other materials included in the cost of producing the finished product. We recorded VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables. Sales and purchases are recorded net of VAT collected and paid when we act as an agent for the PRC government.

Cost of Sales

Cost of sales consists primarily of material costs, labor costs and related overhead directly attributable to the production of the products. Write-down of inventory to the lower of cost or net realizable value and warranty expense, which historically has been nominal, also are recorded in the cost of sales.

Foreign Currency Translation and Transactions

The accompanying consolidated financial statements are presented in USD. The functional currency of our wholly owned PRC subsidiaries, Nova Dongguan and Nova Museum, is RMB. The functional currency of Nova Macao prior to 2011 was MOP and, as of January 1, 2011, USD. The functional currencies of our foreign operations are translated into USD for balance sheet accounts using the current exchange rates in effect as of the balance sheet date and for revenue and expense accounts using the weighted-average exchange rate during the fiscal year. The translation adjustments are recorded as a separate component of stockholders’ equity, captioned “Accumulated other comprehensive income (loss).” Gains and losses resulting from transactions denominated in foreign currencies are included in “Other income (expenses)” in the consolidated statements of income and comprehensive income. There have been no significant fluctuations in the exchange rate for the conversion of RMB and MOP to USD after the balance sheet date.

Segment Reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined that our operations constitute a single reportable segment in accordance with ASC 280. We operate exclusively in one business: the design, manufacture and sale of furniture. All of our long-lived assets for production are located in our facilities in Dongguan, Guangdong Province, China, and operate within the same environmental, safety and quality regulations governing furniture manufacturers. We established our subsidiary, Nova Macao, solely for the purpose of marketing and selling our products. As a result, management views the business and operations of Nova Dongguan and Nova Macao as a blended gross margin when determining future growth, return on investment and cash flows. Nova Museum, a non-profit organization engaged principally in the promotion and dissemination of the culture and history of furniture in China, has no operations nor substantial assets other than its decorations and renovation, and the heritage and cultural assets for the purpose of exhibition only.

Accordingly, management has concluded that we had one reportable segment under ASC 280 because: (i) all of our products are created with similar production processes, in the same facilities, under the same regulatory environment and sold to similar customers using similar distribution systems; (ii) both Nova Dongguan and Nova Macao are operated under the same management with the same resources, and management views the operations of Nova Dongguan and Nova Macao as a whole for making business decisions; and (iii) although Nova Museum is mainly for disseminating the culture and history of furniture in China, it also serves a function of promoting and marketing our image and products by providing the platform and channel for consumers to be exposed to our furniture, it is operated under the same management with the same resources and is an additive and supplemental unit to our main operation, the manufacture and sale of furniture.

New Accounting Pronouncements

In June 2011, FASB issued ASU 2011-05 Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income. Under the amendments in this update, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this update should be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We are currently assessing the effect that the adoption of this pronouncement will have on our financial statements.

In December 2010, FASB issued ASU No. 2010-28, Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this update affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Upon adoption of the amendments, any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to retained earnings beginning in the period of an adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We intend to adopt the disclosure requirements for any business combinations in 2011 and thereafter.

In April 2010, FASB issued ASU No. 2010-13, Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This update provides amendments to ASC Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The adoption of this ASU did not have a material impact on our consolidated financial statements.

On March 5, 2010, FASB issued ASU No. 2010-11, Derivatives and Hedging Topic 815: Scope Exception Related to Embedded Credit Derivatives. This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. The ASU specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to bifurcation from a host contract under ASC 815-15-25, Derivatives and Hedging – Embedded Derivatives – Recognition. All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are “clearly and closely related” to the economic characteristics and risks of the host contract and whether bifurcation is required. The ASU was effective for us on July 1, 2010. Early adoption is permitted. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to ASC Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. This standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In January 2010, FASB issued ASU N0. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash. The update clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of ASC Topic 505 and Topic 260, Earnings Per Share. This standard is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this standard did not have a material impact to our financial position or results of operations.

Results of Operations

Comparison of Six Months Ended June 30, 2011 and 2010

The following table sets forth the results of our operations for the six months ended June 30, 2011 and 2010:

	2011		2010
	$	% of Sales	$	% of Sales
Net sales	14,892,220		15,095,117
Cost of sales	10,650,433	72%	11,494,945	76%
Gross profit	4,241,787	28%	3,600,172	24%
Operating expenses	2,212,107	15%	991,718	7%
Income from operations	2,029,680	13%	2,608,454	17%
Other income (expenses), net	(66,577)	-%	(13,199)	-%
Income tax expense	378,035	2%	512,838	3%
Net income	1,585,068	11%	2,082,417	14%

Net Sales

During the six months ended June 30, 2011, we had net sales of $14.89 million, a decrease of 1% from $15.10 million in the same period of 2010. This decrease was due primarily to our 10% decrease in sales volume in the six months ended June 30, 2011, despite an overall average selling price increase of approximately 7% compared to the same period of 2010 as we increased the sales volume of our higher margin products and finished goods purchased from third party manufacturers for order fulfillment in China and international markets. Our largest selling product categories for the six months ended June 30, 2011, were sofas, dining tables and cupboards, which accounted for approximately 22%, 17% and 15% of sales compared to 16%, 16% and 21% of sales in the six months ended June 30, 2010, respectively. In the six months ended June 30, 2011, our sales to international markets decreased $1.18 million from the same period of 2010 principally as a result of decreased sales to Europe, Australia and Asia, but offset by increased sales to North America. As part of our gradual change in sales and marketing strategy in 2011, we removed some older and lower margin products for international markets from production in the first quarter of 2011 to be replaced by new product models. Sales to Europe and Australia were $5.22 million for the six months ended June 30, 2011, down 35% from $8.05 million in the same period of 2010 as our customers reduced their orders during this inventory transition, but we anticipate European and Australian sales volume for the entire 2011 year to be on par with sales volume in 2010 as we ramp up our introduction of the new product models. A depressed real estate market in Hong Kong and challenging economic climate in Asia resulted in sales of $0.54 million to these regions in the six months ended June 30, 2011, a decrease from $1.28 million in the same period of 2010. North American sales increased 128% to $3.78 million in the six months ended June 30, 2011, compared to $1.66 million in the same period of 2010, offsetting the decrease in sales in other international markets as we focused on expanding our direct sales to the U.S. market.

Our change in sales and marketing strategy also involves increasing sales in China as a percentage of total sales, primarily through sales to our expanding network of product franchise stores. Sales in China, which includes sales to franchisees in addition to wholesalers and agents to domestic retail stores and distributors for the export market, accounted for 33% of our total sales in the 2011 period compared to 26% of our total sales in the 2010 period. Sales from franchisees selling our branded products in China contributed approximately $2.35 million or 47% of our total China sales during the six months ended June 30, 2011, compared to $269,000 or 7% in the same period of 2010. We first entered into product franchise agreements with stores in China during the first quarter of 2010, with sales commencing during the second quarter of 2010. Overall sales in China increased, with sales of $4.95 million in the 2011 period compared to $3.97 million in the 2010 period. We anticipate increasing sales volume in China as our franchise network continues to expand.

Cost of Sales

Cost of sales consists primarily of material costs, labor costs and related overhead directly attributable to the production of our products. Cost of sales decreased to $10.65 million for the six months ended June 30, 2011, with material costs, labor costs and related overhead accounting for 74%, 20% and 6% of cost of sales for the period, respectively, representing a 7% decrease compared to $11.49 million for the same period in 2010, during which material costs, labor costs and related overhead accounted for 83%, 12% and 5% of cost of sales for the period, respectively. This decrease in costs of sales for the 2011 period compared to the 2010 period was due primarily to a decrease in sales and production volume. Cost of sales as a percentage of net sales was 72% for the 2011 period as compared to 76% for the 2010 period, which was due primarily to an average increase of 7% in selling price in both China and international markets and to changes in our sales and marketing strategy. As part of our strategy to expand direct sales in China and diversify our customers in international markets, we increased sales in China to stores in our franchise network, reduced sales of some low margin products in international markets and adjusted and increased the selling price of certain contracts in international markets.

Gross Profit

Gross profit increased 18% to $4.24 million for the six months ended June 30, 2011, as compared to $3.60 million for the same period in 2010. Our gross profit margin increased to 28% for the 2011 period compared to 24% for the 2010 period. Gross profit margin increased in the 2011 period as a result of decreased cost of sales as a percentage of net sales, which was due primarily to an overall average selling price increase of approximately 7% and changes in our sales and marketing strategy, including increased sales in China to stores in our franchise network, reduced sales of some low margin products in international markets and adjusting and increasing the selling price of certain contracts in international markets, including turning away some orders in international markets that did not meet our profit margin requirements. Management believes that our gross profit margin will stabilize at approximately 30% as our mix of products broadens and more of the increased raw materials costs are passed through to customers as we renegotiate pricing with our customers on existing products and introduce new product collections, and adjust our product pricing under our product franchise agreements in China.

Operating Expenses

Operating expenses consisted of selling, general and administrative expenses. Operating expenses were $2.21 million for the six months ended June 30, 2011, an increase of 123% compared to $0.99 million for the 2010 period. Selling expense increased $0.32 million or 67%, due primarily to the an increase of $0.17 million in salary and commission to sales persons and $0.17 million in marketing expense including advertisement and promotional expense as a result of our expanding in the China retail market and the increased sales during the six months ended June 30, 2011. General and administration expense increased $0.90 million or 175%, due primarily to an increase of $0.46 million in employee compensation and employee welfare from the expansion of our workforce, $0.03 million of research and development and $0.29 million of auditing and legal expense from our acquisition of Nova Furniture and increased compliance costs as a U.S. public company.

Other Income (Expense)

Other expense was $66,577 in the six months ended June 30, 2011, compared with other expense of $13,199 in the 2010 period, an increase of $53,378. The increase in other expense was due primarily to increased foreign exchange transaction loss for our sales in international markets.

Net Income

Net income was $1.59 million in the six months ended June 30, 2011, a decrease of 24% from $2.08 million in the 2010 period. Our net profit margin was 11% for the six months ended June 30, 2011, a decrease of 3% from 14% for the 2010 period, due primarily to the increased operation expenses despite the decreased cost of sales percentage and an increase in gross profit margin.

Comparison of Years Ended December 31, 2010 and 2009

The following table sets forth the results of our operations for the years ended December 31, 2010 and 2009:

	2010		2009
	$	% of Sales	$	% of Sales
Net sales	28,818,982		21,670,448
Cost of sales	21,242,024	74%	14,287,643	66%
Gross profit	7,576,958	26%	7,382,805	34%
Operating expenses	2,310,286	8%	1,711,153	8%
Income from operations	5,266,672	18%	5,671,652	26%
Other income (expenses), net	(28,582)	-%	10,113	-%
Income tax expense	1,035,081	3%	1,038,122	5%
Net income	4,203,009	15%	4,643,643	21%

Net Sales

In 2010, we had net sales of $28.82 million, an increase of 33% from $21.67 million in 2009. This increase in sales in 2010 was due primarily to increased sales to wholesalers and agents in China, commencement of sales to our newly established franchise network in China, increased sales to Europe and increased average selling price as compared to 2009. Our sales to Europe increased 20% in 2010 to $14.1 million compared to $11.7 million in 2009, which we believe was due in part to the greater demand in these markets for high-end modern and contemporary-styled furniture such as ours despite a slower than anticipated recovery from the international financial crisis. Our increased high-end product sales worldwide resulted in an overall average selling price increase of approximately 3% in 2010 compared to 2009. Sales in China accounted for $8.35 million or 29% of our total sales in 2010 compared to $4.18 million or 19% of our total sales in 2009. Our sales to wholesalers and agents in China for the domestic retail market and export markets increased 59% to $6.66 million in 2010 compared to $4.18 million in 2009, in part as a result of our successful marketing and promotion strategies. Products sold under our brands through franchise stores in China in 2010 contributed approximately $1.69 million to net sales in 2010, our first year of franchise store sales. Our largest selling product categories worldwide were cupboards, sofas and dining tables, which accounted for 21%, 18% and 17% of sales in 2010 compared to 26%, 14% and 21% of sales in 2009, respectively.

In 2010, we commenced our franchise network by entering into product franchise agreements with individual owner-operators who operate retail furniture stores for our brands in China. Franchisees agree to sell products from one of our brands pursuant to the product franchise agreement for a period of one year from the date of the agreement, which is renewable. The franchisee is required to pay an RMB 30,000 deposit at signing of the product franchise agreement, which is used toward payment of future purchases and is deferred on our balance sheet as a customer deposit. The franchisee guarantees a minimum purchase amount from us during the contract period, and we retain the right to terminate the agreement should the franchisee fail to meet the minimum purchase amount. We provide the franchisee with sales and marketing training and specify store interior details such as layout, decorations and lighting. We also will rebate a per square meter subsidy to the franchisee for the store build-out within six months from the agreement date. The first franchise stores opened in the first quarter of 2010, and, as of December 31, 2010, we had 38 franchise stores in operation with an additional 20 under contract or construction. We intend to develop this market aggressively, building our brand awareness by increasing marketing efforts and expanding our franchise store network by locating franchise stores in cities throughout China in order to reduce our dependence on any one region.

Cost of Sales

Cost of sales consists primarily of material costs, labor costs and related overhead directly attributable to the production of our products. Cost of sales increased to $21.24 million for 2010, with material costs, labor costs and related overhead accounting for 79%, 15% and 6% of cost of sales for 2010, respectively, representing a 49% increase compared to $14.29 million for 2009, during which material costs, labor costs and related overhead accounted for 71%, 22% and 7% of cost of sales for 2009, respectively. This increase in cost of sales for 2010 compared to 2009 was due primarily to an increase in sales and production volume. Cost of sales as a percentage of net sales was 74% for 2010 as compared to 66% for 2009, which was due primarily to overall price increases in China, including increased costs of our major raw materials such as MDF board, stainless and carbon steel, polystyrene forms and glass. In addition, salaries of our production workers increased 10% in 2010. We also increased sales of certain low gross margin products, which affected our overall cost of sales as a percentage of net sales.

Gross Profit

Gross profit increased 3% to $7.58 million for 2010, as compared to $7.38 million for 2009. Our gross profit margin decreased from 34% for 2009 to 26% for 2010. Gross margin decreased in 2010 as a result of increased cost of sales as a percentage of net sales primarily because of overall price increases in China, including increased raw material costs, in addition to increased salaries of our production workers and increased sales of certain low gross margin products. Management believes that our gross profit margin will return to and stabilize at approximately 30% as our mix of products broadens and more of the increased raw materials costs are passed through to customers as we renegotiate pricing with our customers on existing products and introduce new product collections, and adjust our product pricing under our product franchise agreements in China.

Operating Expenses

Operating expenses consisted of selling, general and administrative expenses. Operating expenses were $2.31 million for 2010, an increase of 35% as compared to $1.71 million for 2009. Selling expense increased $0.13 million or 16%, due primarily to increased marketing, advertising and travelling expenses for expanding the market share of our products, increased freight due to the increased sales in 2010 and increased compensation for salespeople. Management anticipates that advertising and marketing expenses will increase in connection with our planned expansion of direct sales of our products in China and international markets. General and administration expense increased $0.45 million or 60%, due primarily to increased employee compensation, employee welfare, property insurance and communication expenses.

Other Income (Expense)

Other expense was $28,582 in 2010, compared with other income of $10,113 in 2009, an increase of $38,695. The increase in other expense was due primarily to increased foreign exchange transaction loss for our export sales.

Net Income

Net income was $4.20 million in 2010, a decrease of 9% from $4.64 million in 2009. Our net profit margin was 15% for 2010, a decrease of 6% from 21% for 2009, due primarily to an increase in cost of sales and operating expenses.

Liquidity and Capital Resources

Our principal demands for liquidity are to increase sales in China, purchase inventory and for sales distribution and general corporate purposes. We intend to meet our liquidity requirements, including capital expenditures related to the expansion of our manufacturing facilities and production capacity, purchase of raw materials and the expansion of our business, primarily through cash flow provided by operations and collections of accounts receivable. In August 2011, we completed a private placement of our common stock whereby we raised $4.5 million (net proceeds of $3.86 million). We may seek additional financing in the form of bank loans or funds raised through offerings of our equity or debt, if and when we determine such offerings are required.

Comparison of Six Months Ended June 30, 2011 and 2010

Overview

We had net working capital of $7,279,213 at June 30, 2011, an increase of $868,454 from net working capital of $6,410,759 at December 31, 2010. The ratio of current assets to current liabilities was 2.57-to-1 at June 30, 2011.

The following is a summary of cash provided by or used in each of the indicated types of activities during the six months ended June 30, 2011 and 2010:

	2011	2010
Cash provided by (used in):
Operating activities	$318,765	$2,252,165
Investing activities	(445,468)	(3,195,178)
Financing activities	(200,243)	(491,609)

Net cash provided by operating activities was $0.32 million for the six months ended June 30, 2011, a decrease of $1.93 million or 86% from $2.25 million for the 2010 period. The decrease in cash inflow was attributable primarily to decreased net income, increased accounts receivable outstanding, other current assets and payment for other assets including $0.62 million deposit to an independent contractor for a factory construction project which we expect to commence within one month of the relevant PRC authority approving of our application for the planned construction.

Net cash used in investing activities was $0.45 million for the six months ended June 30, 2011, a decrease of $2.75 million or 86% from $3.2 million for the 2010 period. In the 2011 period, we paid $0.28 million for the acquisition of property and equipment, $0.12 million for the acquisition of heritage and cultural assets for Nova Museum and $0.04 million in construction in progress for improving the employees’ dorm. In the 2010 period, we paid $0.46 million for property and $2.73 million for construction in progress of the new building and factory.

Net cash used in financing activities was $0.20 million for the six months ended June 30, 2011, compared to $0.49 million for the 2010 period. In the six months ended June 30, 2011, we had $200,243 of net advances to related parties, and the proceeds of $60,167 from a short-term borrowing that was repaid during the second quarter of 2011. In the 2010 period, we made a dividend payment of $0.71 million to our shareholders and $0.22 million advance from shareholder.

As of June 30, 2011, we had accounts receivable of $9,114,559, of which $6,667,363 was with aging within 90 days, $1,273,217 was with aging over 90 days and within 180 days, and $1,173,980 was with aging over 180 days and within 270 days. As of August 31, 2011, we have collected $502,539 of the accounts receivable with aging over 180 days as of June 30, 2011, with $671,441 remaining outstanding. The increase in accounts receivable was mainly a result of increased sales during the second quarter of 2011.

Comparison of Years Ended December 31, 2010 and 2009

Overview

We had net working capital of $6,410,759 at December 31, 2010, a decrease of $670,683 from net working capital of $7,081,442 at December 31, 2009. The ratio of current assets to current liabilities was 3.42-to-1 at December 31, 2010.

The following is a summary of cash provided by or used in each of the indicated types of activities during the years ended December 31, 2010 and 2009:

	2010	2009
Cash provided by (used in):
Operating activities	$4,895,684	$5,033,193
Investing activities	(4,742,229)	(761,774)
Financing activities	(1,340,217)	(3,414,060)

Net cash provided by operating activities was $4.90 million for 2010, a decrease of $137,509 or 3% from $5.03 million for 2009. The decrease in cash inflow was attributable primarily to a decrease in net income, increase in accounts receivable and accounts payable outstanding, and an increase in advance payment to suppliers because of rising costs for raw materials despite a significant decrease in our inventory level.

Net cash used in investing activities was $4.74 million for 2010, an increase of $3.98 million or 523% from $761,774 for 2009. In 2010, we paid $4.74 million for the acquisition of property, purchase of equipment and construction of our new building and factory. We began using the new manufacturing facilities in November 2010. In 2009, we paid $0.19 million for property and $0.60 million for construction in progress of the new building and factory.

Net cash used in financing activities was $1.34 million for 2010, compared to $3.41 million for 2009. In 2010, we made a dividend payment of $2.17 million to our shareholders, which was offset partially by cash inflow of approximately $0.33 million in advance from a related party and $0.5 million from shareholder contribution. In 2009, we made a dividend payment of $6.27 million to our shareholders, which was offset partially by cash inflow of $2.4 million from shareholder contribution and $0.45 million in advance from a related party.

As of December 31, 2010, we had accounts receivable of $6,487,042. As of August 31, 2011, we have collected all of the accounts receivable outstanding as of December 31, 2010.

On November 16, 2009, the Foreign Trade and Economic Cooperation Bureau of Dongguan approved an increase in the registered capital of Nova Dongguan from $8 million to $20 million, with the $12 million in additional contribution of capital to be paid within two years. As of August 31, 2011, Nova Dongguan has received additional capital contributions of $2.9 million from its shareholders. We may need to fund the remaining registered capital requirement of Nova Dongguan through financing activities, including cash flow provided by operations and funds raised through offerings of our securities, if and when we determine such offerings are required. If we are unable to fund the remaining $9.1 million in additional contribution of capital by November 16, 2011, we may apply to the relevant PRC government agencies for an extension or reduction of the registered capital requirement. The relevant PRC government agencies may extend the contribution period for an additional six months without penalty, and, upon application, grant a further three-month grace period without penalty. If the capital contribution remains incomplete after the extensions and grace periods have been exhausted or denied, Nova Dongguan may be required to pay a negotiated penalty, typically 3% to 5% of the unsatisfied contribution of registered capital remaining outstanding, or up to $455,000 based on the amount remaining outstanding as of August 31, 2011. After a six-month period following payment of any such penalty, Nova Dongguan may request a reduction of its registered capital to the amount already contributed with the outstanding balance waived without risk of business license revocation. Although repatriation of profits or dividends by Nova Dongguan will require approval by the SAFE until the contribution of capital is satisfied or the registered capital requirement is reduced to the amount contributed, based upon our relationship with the relevant PRC government agencies and prior requests, we believe that such approval would be granted.

Private Placement

On August 18, 2011, we completed a closing of a private placement pursuant to which we sold 2,998,267 units, each such unit consisting of 1 share of our common stock and a warrant to purchase 15% of 1 share of our common stock, at $1.50 per unit for gross proceeds of $4,497,401 (net proceeds of $3,859,933 after commission and offering-related costs). The warrants are immediately exercisable, expire on the third anniversary of their issuance and entitle the holders to purchase 449,740 shares of our common stock at $2.00 per share. We may call the warrants at $4.00 per share at any time after: (i) a registration statement registering the common stock underlying the warrants becomes effective; (ii) the common stock is listed on a national securities exchange; and (iii) the closing price of the common stock equals or exceeds $4.00. We paid the placement agent in the private placement commissions consisting of $449,740 and warrants, having the same terms and conditions as the warrants issued in the private placement, to purchase 449,740 shares of our common stock. The purchasers of the units and placement agent received registration rights pursuant to a registration rights agreement that requires us to file a registration statement within 60 days of the closing of the private placement covering the shares of common stock and the shares of common stock issuable upon exercise of the warrants issued in the private placement.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to shareholders.

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Our standard payment term for accounts receivable is 30 - 120 days. We give an extended payment term to certain of our major customers of up to 180 days, but have since reduced this payment term to 120 days beginning in 2011. During the six months ended June 30, 2011, we had accounts receivable turnover of 3.82 on an annualized basis, with sales outstanding of 95 days and inventory turnover of 21.55 on an annualized basis.

To attract franchisees to our new franchise network in 2010, we granted new store operators a payment term of 90 days. We have a short history of collections with franchisees, but based on subsequent collections, we fully expect payment. Our management assesses the financial position, credit quality, credit history and other factors such as current market conditions before entering into product franchise agreements with new store operators to help ensure the franchisee’s ability to make payment in a timely manner. We retain the right to review and assess the performance of franchisees annually under the product franchise agreement, enabling our termination of franchises that fail to meet certain performance targets or make payments on product orders. We have since started phasing out these preferential terms in 2011, and our current product franchise agreement contains no preferential payment term, requiring payment in full before delivery. Management expects accounts receivable outstanding from sales in China to decrease correspondingly going forward in 2011.

Sales to international markets typically are made through letters of credit, but for some long-term, high volume customers, such as Actona Company, we accept telegraphic transfer, or T/T, with a payment term of 15 days after delivery. Historically, we have not experienced bad debts from our sales to international markets. Our accounts receivable related to sales to international markets typically are less than three months, depending on customer shipment schedules. In 2011, we changed our sales and marketing strategy to cease sales of certain low-margin products, which was a principal reason for the decrease in sales during the first quarter of 2011, despite these lower-margin customers usually receiving shorter payment terms. This new sales and marketing strategy, in addition to reducing payment terms for certain major customers, caused a temporary reduction of sales while retaining the high accounts receivable outstanding as of June 30, 2011. We expect the balance of accounts receivable to decrease as our new sales strategy and shortened payment term to our major customers in the international markets takes effect along with our new payment term for franchisees. For these reasons, management believes that the recording of an allowance for doubtful accounts is not necessary based on historical collections.

OUR BUSINESS

Our Company

We are a residential furniture marketing and logistics company offering sourcing and manufacturing of modern home furniture for today’s middle class, urban consumer in diverse markets worldwide. We market and develop high quality residential furniture for the living room, dining room, bedroom and home office in distinctive styles targeted at the medium and upper-medium price ranges. Our products are sold in the U.S., China, Europe, Australia and to other markets worldwide. In China, we sell products under our brands through franchise stores to China’s growing middle class. In the U.S. and international markets, our customers principally consist of private label retailers and furniture distributors for whom we source products designed and manufactured in our facilities or from third party manufacturers that are in turn offered to retailers under their own brand names. We also sell products to the U.S. market under our Diamond Sofa brand since August 31, 2011. Our product offerings feature urban contemporary styles offering comfort and functionality in matching furniture collections and upscale luxury pieces appealing to lifestyle-conscious middle and upper middle-income consumers.

Urbanization, rising family incomes and increased living standards has spurred demand for furniture in China and other countries experiencing rapid economic growth. In order to capture this market opportunity in China, we have established distinct furniture brands and product collections over the past decade targeting segments of China’s middle class and sold through our expanding network of franchise stores. We believe that our brands will grow significantly as the demand for quality and stylish furniture by consumers increases in China with their increased living standards. In addition to expanding our network of franchise stores in China, we have expanded our direct sales of modern furniture and case goods in the U.S. market through our recent acquisition of the Diamond Sofa brand. We anticipate expanding our direct sales further to retailers and chain stores in North America, Europe and Australia, and into emerging growth markets in Asia and the Middle East.

We traditionally have generated the majority of our sales serving as a trading company and vertically integrated manufacturer for global furniture distributors and large national retailers. In the U.S. and international markets, we focus on establishing and expanding long-term relationships with our customers by providing large-scale sourcing and cost-effective manufacturing through our facilities in China. Our logistics, manufacturing and delivery capabilities provide our customers with the flexibility to select from our extensive furniture collections in their respective shipments. Our experience developing products for the U.S. and international markets has enabled us to develop the scale, logistics, marketing, manufacturing efficiencies and design expertise that serves as the foundation for us to expand aggressively into the highly attractive U.S. and China markets.

Our History

We are a U.S. holding company with no material assets other than the ownership interests of our wholly owned subsidiaries through which we market, design, manufacture and sell residential furniture worldwide: Nova Dongguan, Nova Macao and Diamond Sofa. Nova Dongguan is a WFOE and was incorporated on June 6, 2003, under the laws of the PRC. Nova Macao was organized on May 20, 2006, under the laws of Macao. Nova Dongguan and Nova Macao are wholly owned subsidiaries of Nova Furniture, our wholly owned subsidiary organized under the laws of the BVI. Diamond Sofa was incorporated in California on June 15, 2000. Nova Dongguan markets and sells our products in China to stores in our franchise network and to wholesalers and agents for domestic retailers and exporters. Nova Dongguan also provides the design expertise and facilities to manufacture our branded products and products for international markets under ODM and OEM agreements. Nova Macao is a trading company, importing, marketing and selling products designed and manufactured by Nova Dongguan and third party manufacturers for the U.S. and international markets. We are expanding the operations of Nova Macao to move oversight of manufacturing operations from Nova Dongguan, and we anticipate completion of this transition process by the end of 2012. Diamond Sofa markets and sells products manufactured by us and by third party manufacturers under the Diamond Sofa brand to distributors and retailers principally in the U.S. market.

We were incorporated in the State of Nevada on September 9, 2009, under the name Stevens Resources, Inc., as an exploration stage company with no revenues and no operations engaged in the search for mineral deposits or reserves. On September 28, 2009, we issued 2,000,000 shares of our common stock to Justin Miller, our founder and initial president and director, for $4,000, representing Mr. Miller’s initial investment in the company. On July 13, 2010, Mr. Miller sold his 2,000,000 shares of our common stock to Alex Li for $40,000 in a private transaction exempt from registration under the Securities Act. Concurrently with this transaction, Mr. Miller resigned from his positions with the company, and Mr. Li was appointed our president and director.

Effective as of June 27, 2011, in anticipation of the Share Exchange Agreement and related transactions described below, we changed our name to Nova Lifestyle, Inc. through a merger with our wholly owned, non-operating subsidiary established solely to change our name pursuant to Nevada law. Concurrently with this action, we authorized a 5-for-1 forward split of our common stock effective June 27, 2011. Prior to the forward split, we had 2,596,000 shares of our common stock outstanding, and, after giving effect to the forward split and immediately prior to the Share Exchange Agreement and related transactions described below, we had 12,980,000 shares of our common stock outstanding. We authorized the forward stock split to provide a sufficient number of shares to accommodate the trading of our common stock in the OTC marketplace after our acquisition of Nova Furniture.

Nova Furniture was incorporated on April 29, 2003, by our Chairman and Chief Executive Officer, Ya Ming Wong, and Chief Financial Officer, Yuen Ching Ho. Nova Furniture subsequently formed Nova Dongguan as a WFOE on June 6, 2003. On March 8, 2005, Messrs. Wong and Ho formed Nova Holdings, a corporation organized under the laws of the BVI, and transferred their equity interests in Nova Furniture to Nova Holdings. As a result of this transaction, Nova Furniture became a wholly owned subsidiary of Nova Holdings. Nova Holdings subsequently formed two wholly owned subsidiaries as trading companies for Nova Dongguan products: Nova Hong Kong, a company incorporated under the laws of Hong Kong, on April 19, 2005, and Nova Macao on May 20, 2006. Nova Hong Kong ceased doing business in October 2010 to consolidate our trading operations, and on February 28, 2011, Nova Holdings applied to the relevant Hong Kong government authorities to deregister the subsidiary. On January 3, 2011, Nova Furniture issued an additional 9,998 shares of its capital stock, of which 8,123 shares were issued to Nova Holdings and 1,875 shares were issued to St. Joyal, an unrelated California corporation engaged in business investment and development. St. Joyal, from time to time since 2009, has introduced us to prospective customers through its business contacts with U.S. domestic furniture wholesalers and retailers. Following this issuance, Nova Holdings held 81.25% and St. Joyal held 18.75% of the equity interests in Nova Furniture. St. Joyal is committed pursuant to the St. Joyal Shareholder Agreement dated January 1, 2011, to pay $2.4 million by January 1, 2014, for its 18.75% equity interest in Nova Furniture, of which St. Joyal has paid $0.45 million as of August 29, 2011. The St. Joyal Shareholder Agreement also provides for St. Joyal to assist in expanding our direct sales customer base in the U.S. On January 14, 2011, Nova Holdings transferred its equity interest in Nova Macao to Nova Furniture, which was accounted for as a reorganization of entities under common control. As a result of this transaction, Nova Macao became a wholly owned subsidiary of Nova Furniture. On March 17, 2011, Nova Dongguan organized Nova Museum as a non-profit organization under the laws of the PRC engaged in the promotion of the culture and history of furniture in China.

We acquired the ordinary shares of Nova Furniture pursuant to the terms of a Share Exchange Agreement, dated June 30, 2011, entered into by and between us, Nova Furniture and the four shareholders of Nova Holdings and St. Joyal, which are the two shareholders of Nova Furniture. Messrs. Wong and Ho are the two shareholders of Nova Holdings, and Jun Jiang and Steven Qiang Liu are the two shareholders of St. Joyal. Pursuant to the Share Exchange Agreement, we issued 11,920,000 shares of our common stock to the Nova Furniture Shareholders in exchange for their 10,000 ordinary shares of Nova Furniture, consisting of all of its issued and outstanding capital stock. Of the 11,920,000 shares of our common stock issued pursuant to the Share Exchange Agreement, Messrs. Wong and Ho each received 4,842,500 shares and Messrs. Jiang and Liu each received 1,117,500 shares. Concurrently with the Share Exchange Agreement and as a condition thereof, we entered into an agreement with Mr. Li, our former president and director, pursuant to which he returned 10,000,000 shares of our common stock to us for cancelation in exchange for an unsecured 90-day promissory note of $80,000 bearing interest at 0.46% per annum. Upon completion of the foregoing transactions, we had 14,900,000 shares of our common stock issued and outstanding. For accounting purposes, the Share Exchange Agreement and concurrent transactions described above were treated as a reverse acquisition and recapitalization of Nova Furniture because, prior to the transactions, we were a non-operating public shell and, subsequent to the transactions, the Nova Furniture Shareholders owned a majority of our outstanding common stock and exercise significant influence over the operating and financial policies of the consolidated entity.

On August 31, 2011, we acquired all the outstanding capital stock of Diamond Bar from its sole shareholder, Jun Zhang, pursuant to a stock purchase agreement for $0.45 million paid in full at closing.

Our organizational structure as of the date of this prospectus is set forth in the following diagram:

Our Products

We market and develop modern home furniture for today’s middle class, urban consumer in diverse markets worldwide. Our product offerings feature urban contemporary styles offering comfort and functionality in matching furniture collections and upscale luxury pieces appealing to lifestyle-conscious middle and upper middle-income consumers. Many of our products are part of multi-piece lifestyle collections in distinctive styles targeted at the medium and upper-medium price ranges and feature upholstered, wood and metal residential furniture. We classify our products by room, or series, including living room, dining room, bedroom and home office, and by category, or piece, such as sofas, chairs, dining tables, beds, entertainment consoles, cabinets and cupboards. Our largest selling product categories are cupboards, sofas and dining tables, which accounted for 21%, 18% and 17% of sales in 2010 and 26%, 14% and 21% of sales in 2009, respectively. Our products are manufactured primarily from MDF board and particleboard covered with veneers or lacquers and combined with other materials, including steel, glass, marble, leather and fabrics.

Our product offerings consist of a mix of products designed and manufactured by us and products sourced from third party manufacturers. We operate manufacturing facilities through our wholly owned subsidiary, Nova Dongguan, and have developed a design process that we believe enables us to better manage the short product life cycle for furniture designs by anticipating and responding quickly to changing consumer preferences. Through market research, customer feedback and ongoing design development, we identify new trends and customer needs in our target markets for incorporation into new products, collections and brands. We develop both individual pieces and collections for entire rooms, which feature matching furniture suites, providing convenient whole-home furnishing options for lifestyle-conscious end consumers. Our products and collections are designed to appeal to consumer preferences in specific markets. For example, consumers in the U.S. market typically prefer sofas with more seat depth and softer cushioning, whereas consumers in China typically prefer firmer, bench-style sofa designs. We generally introduce new collections and styles by participating in international furniture exhibitions and through our sample rooms, and support new product launches with promotions, product brochures and online marketing. Our staff works with customers worldwide to design store and showroom layouts that highlight our matching furniture collections by displaying complete and fully accessorized room settings instead of individual furniture pieces to encourage consumers to purchase an entire room of furniture instead of individual pieces from different brands or manufacturers. We also source finished products based on our designs or those of our customers from third party manufacturers from time to time in order to provide new products we do not manufacture currently or to fulfill orders placed by customers in international markets. We believe that our products feature the quality, appearance, functionality and price points sought by today’s middle to upper middle-income consumer in China, the U.S. and international markets.

China Market

Consumer demand for furniture in China has grown rapidly in recent years, with consumption of furniture in China up 37.2% to $10.65 billion in 2010 from 2009, according to the NBS. The expansion of the retail furniture market in China is due, in part, to the country’s rapid economic growth. China’s real GDP growth rate was 10.3% in 2010, and has grown an average of 11.2% annually since 2006, according to the IMF “World Economic Outlook Database, April 2011.” China’s GDP is expected to continue to grow at a rate of 9.6% in 2011 despite the recent slowdown in global markets, according to the IMF April 2011 Outlook. China has a large population, including a rapidly expanding middle class and young, urban consumer bases, that offers a large pool of potential consumers for our products. China’s market population of middle class and affluent consumers is projected to grow to more than 400 million by 2020 from the approximately 150 million in 2010, according to the Boston Consulting Group’s “Big Prizes in Small Places; China’s Rapidly Multiplying Pockets of Growth” report from November 2010. Economic growth in China has led to greater levels of personal disposable income and increased spending among China’s expanding middle class consumer base. Furthermore, the economic and social development in China has brought about greater urbanization, with urban residents approaching nearly 50% of the population in 2010, up 13.5% since the 2000 national census. This urbanization trend and expanding middle class has promoted increased investment in commercial residential buildings and new housing starts in China, which increased 32.9% and 40.7% in 2010 over 2009, respectively, according to the NBS. As apartment and homeownership continues to rise in China, we believe that sales in the furniture industry will also improve.

In order to capture this residential furniture market opportunity for the middle and upper middle-income consumer in China, we have established distinct furniture brands designed specifically for the consumer preferences of the China market. We feature a wide selection of product categories and styles under our brands, each piece part of a collection bearing a distinctive style, design theme and selection of materials and finish that draw from traditional Chinese culture and modern Hong Kong styles. We anticipate developing new collections semi-annually for each brand. Our sales to China, including sales to our franchise network established in 2010 and sales to wholesalers and agents for domestic retailers and distributors for the export market, were $8.35 million in 2010, a 99% increase over 2009, and accounted for approximately 29% of sales in 2010 compared to 19% of sales in 2009. For the six months ended June 30, 2011, our sales to China were $4.95 million, a 25% increase over the six months ended June 30, 2010, and accounted for 33% of sales for the 2011 period compared to 26% of sales in the 2010 period. We expect that a significant portion of our sales will continue to come from our sales to China. We intend to develop the China retail market aggressively, building awareness of our brands in China by increasing marketing efforts and expanding our franchise store network of 60 franchise stores in operation as of June 30, 2011, and strategically located in cities across China. Sales to our network of franchise stores consisted of approximately $1.69 million, or approximately 20% of sales to China in 2010, our first year of franchise store sales, and $2.35 million or 47% of our sales to China during the six months ended June 30, 2011 compared to $269,000 or 7% of sales to China in the same period of 2010. We believe that distributing our products through dedicated, single-brand stores displaying complete and fully accessorized room settings strengthens brand awareness, provides well-informed and focused sales personnel and encourages consumers to purchase an entire room of furniture. We believe that our brands and sales through our franchise store network in China will grow significantly as consumer demand for quality and stylish furniture increases in China with increased living standards.

Our current and prospective brands for the China market, each of which includes pieces and matching furniture suites for the living room, dining room, bedroom and home office, are the following:

Colorful World – Our most established and largest selling brand, Colorful World, or 花花世界, was first introduced in 2003 for the middle-income consumer with a young, clean and fashionable look designed for smaller, urban living spaces. Upholstered pieces feature a variety of fabrics and leathers, and other pieces in this brand incorporate steel, glass, marble and lacquered accents and finishes. We anticipate introducing a new bedroom line, Sleeping Life of Colorful World, or 花花世界睡眠生活, in the second quarter of 2012, featuring beds and mattresses that incorporate memory foam and other unique features to create a comfortable sleeping space.

Giorgio Mobili – In 2010, we launched our Giorgio Mobili, or GM, brand of luxury furniture with clean, classic styles for the upper middle-income consumer. Our GM collections, highlighted by high-end living room and bedroom sets, combine simple elegance with modern, post-industrial fashion.

Ming Ma – Our Ming Ma, or 明码, brand reinterprets traditional Chinese designs in modern furniture styles. We expect to launch this brand in the second quarter of 2012 with three unique collections that combine modern and classical design elements throughout the home.

1SOFA – Functional, practical with bright colors and random pattern combinations, we anticipate launching our 1SOFA brand of dynamic lifestyle furniture in the second quarter of 2012 for the middle-income consumer.

Wo Zhi Bao – We plan to introduce our more moderately scaled and priced Wo Zhi Bao, or 屋之宝, brand in the second quarter of 2012. Featuring popular fashion and casual designs for the middle-low income consumer, this brand includes practical pieces across all product categories.

International Markets

We sell products to the U.S. and international markets under our Diamond Sofa brand, which we acquired on August 31, 2011, and as a trading company and vertically integrated manufacturer under ODM and OEM agreements for global furniture distributors and large national retailers. Worldwide GDP increased 5.0% in 2010, according to the IMF April 2011 Outlook, and global furniture production reached an estimated $347 billion in 2010, according to the CSIL “World Furniture Outlook 2011/2012.” The IMF anticipates further worldwide GDP growth of 4.4% in 2011, with much of the real growth expected in emerging economies. The markets in the U.S. and Europe remain challenging because they are experiencing a slower than anticipated recovery from the recent international financial crisis. However, real growth in furniture demand in 2011 is forecasted to grow 3.3% in the world’s top 70 countries, according to the CSIL “World Furniture Outlook 2011.” We believe that discretionary purchases of furniture by middle to upper middle-income consumers, our target global consumer market, will increase along with the expected growth in the worldwide furniture trade. Furthermore, we believe that furniture featuring modern and contemporary styling such as ours will continue to be in greater demand.

In 2010, our products were sold in over 20 countries worldwide, with Europe and North America our principal international markets. Our sales to the U.S. and international markets were $20.47 million in 2010, a 17% increase over 2009, and accounted for approximately 71% of sales in 2010 compared to 81% of sales in 2009. Europe and North America were our principal international markets in 2010 and 2009, with sales to Europe accounting for 49% and 54% of sales in 2010 and 2009, respectively, and sales to North America accounting for 10% and 13% of sales in 2010 and 2009, respectively. We expect that a majority of our sales will continue to come from our sales to the U.S. and international markets, with a reduced concentration of sales to Europe going forward. For the six months ended June 30, 2011, our sales to the U.S. and international markets were $9.94 million, an 11% decrease compared to the six months ended June 30, 2010, as we transitioned our inventory to remove some older and lower margin products as part of our changing sales and marketing strategy, and accounted for 67% of sales for the 2011 period compared to 74% of sales in the 2010 period. Sales to Europe accounted for 33% and 51% of sales for the six months ended June 30, 2011 and 2010, respectively, and sales to North America accounted for 25% and 11% of sales for the six months ended June 30, 2011 and 2010, respectively. As we continue to diversify our international sales by expanding our broad network of distributors, increasing direct sales and entering emerging growth markets, we believe that we are well positioned to respond to changing market conditions, allowing us to take advantage of any upturns in the global and local economies of the markets we serve.

Our logistics, manufacturing and delivery capabilities provide our customers with the flexibility to select from our extensive furniture collections in their respective shipments. We design and manufacture our products for direct sales to private label retailers worldwide and for global furniture distributors and wholesalers that in turn offer our products to retailers under their own brand names, including Actona Company (Denmark), Artemis (Australia), BUT International (France), Dongguan Metals and Minerals (China), Dormitienda (Spain) and El Dorado Furniture (U.S.). We offer a wide selection of standalone pieces across a variety of product categories and approximately 50 product collections developed exclusively for international markets, with new collections introduced annually. We also sell products under our Diamond Sofa brand, which we acquired on August 31, 2011, to distributors and retailers in North America and South America and to end consumers in the U.S. market through third party shopping portals. Our research and development team works with our customers to modify our existing product designs and create new designs and styles for their market’s particular requirements. We believe that we can continue to expand our sales in the U.S. and international markets as we continue to introduce new quality and stylish products to distributors, integrate the Diamond Sofa brand and increase our direct sales to retailers and chain stores as we expand and explore new markets worldwide.

Sales and Marketing

Our sales and marketing strategies to reach our target middle class, urban consumer include (1) expanding our franchise store network in China; (2) increasing direct sales in the U.S. and internationally; (3) participation in trade exhibitions; (4) promotion of furniture culture in China; and (5) advertising and online marketing.

We sell our branded products in China primarily through our growing network of franchise stores. Each store is independently owned and operated under a product franchise agreement for a single brand in an exclusive sales region, typically designated by city or district. We believe distributing our products through dedicated, single-brand stores strengthens brand awareness, provides well-informed and focused sales personnel and encourages the purchase of multiple items per visit. The first franchise stores opened in the first quarter of 2010 under the Colorful World brand, and, as of June 30, 2011, we had 60 franchise stores in operation and strategically located in cities across China for both the Colorful World and Giorgio Mobili brands. We intend to develop this market aggressively, building awareness of our brands in China by increasing marketing efforts and expanding our franchise store network to an anticipated 100 locations in 2011 with a goal of 200 locations in 2012. We anticipate locating franchise stores in cities throughout China in order to reduce our dependence on any one region. Most of the franchise stores currently are located within furniture marketplaces or shopping malls, which is common for the retail furniture industry in China, rather than as standalone storefronts. The location of these stores also helps to market and introduce our products by creating brand awareness within the furniture marketplaces among consumers. As part of the product franchise agreement, we provide sales and marketing training to the franchisee and assist in designing store interior details such as layout, decorations and lighting to reflect the distinctive style of the representative brand, complement the quality of our products and create an inviting shopping experience with curb appeal that targets our intended middle and upper middle-income consumer. Our store layout designs include the display of complete and fully accessorized room settings instead of individual furniture pieces to encourage consumers to purchase an entire room of furniture.

We plan to increase our direct sales to retailers and chain stores in the U.S. and international markets as we continue to diversify our customer base from global furniture distributors. In August 2011, we acquired Diamond Sofa, a California importer and marketer of modern home furniture in North and South America. Diamond Sofa markets and sells products manufactured by Nova Dongguan and by third party manufacturers under the Diamond Sofa brand to distributors and retailers principally in the U.S. market. We plan to continue Diamond Sofa’s anticipated expansion in the U.S., Mexico and South America through its longstanding customer relationships and distribution capabilities. Through our relationship with St. Joyal, an investor in Nova Furniture and a California corporation specializing in business development and management and organizational planning, we plan to continue to expand our direct sales and marketing efforts in North America, and in particular the U.S., which historically is the largest market worldwide for sales of imported furniture. St. Joyal has extensive business contacts with U.S. domestic furniture wholesalers and retailers, through which we have been introduced to some of our customers in the U.S. In addition, we plan to expand our existing presence in the U.S. market as we integrate the business of Diamond Sofa, establish and expand showrooms for our products and those of Diamond Sofa and grow our U.S.-based management and sales team. We intend to develop the Diamond Sofa brand and introduce new brands for our direct sales in the U.S. and international markets while continuing to supply products directly to retailers and chain stores under ODM and OEM agreements and private label brands.

We generally gain new customers in the international markets and introduce new product collections and styles by participating in and attending international furniture exhibitions throughout the year. We believe this marketing process gives us greater insight into developing tastes and trends in the marketplace and helps us better understand the challenges facing the distributors and buyers with whom we do the majority of our international business. We have exhibited our products at the International Famous Furniture Fair (3F) in Dongguan, China and the China International Furniture Exhibition in Shanghai, China. We have also shown our products at furniture exhibitions worldwide in connection with Diamond Sofa at the Las Vegas Market (U.S.) and High Point Market (U.S.) and in connection with our customers Actona Company at IMM Cologne (Germany) and Yeh Brothers at Interiors Birmingham (United Kingdom). We anticipate attending and exhibiting at additional furniture exhibitions to meet new distributors and buyers as we expand and explore emerging international markets, such as the Middle East. We also have developed showrooms at our Nova Dongguan facilities to highlight our latest collections and product samples to buyers. Diamond Sofa has its own showroom in California and maintains showrooms at High Point Market and Las Vegas Market.

We established the Nova Furniture Museum in Dongguan, Guangdong Province, China, in 2011 to promote the culture and history of furniture in China. Visitors to the museum learn about interior design and furnishings as they developed in China over the past centuries, including the different styles and changing materials used in traditional Chinese furniture from which we have drawn inspiration for our products. In addition to furniture gallery installations, the Nova Furniture Museum hosts community programs and connects to an exhibition hall showcasing our brands and new product collections.

We support new product collections and brand launches with advertising campaigns, participation in furniture exhibitions, offering of product samples and creating product brochures and online marketing. We provide samples and brochures of new products for international markets to distributors and buyers, as is common in the furniture industry. Stores in our franchise network in China individually market and advertise our products through local media, and we coordinate large-scale promotions for new product collections in China with affiliated stores. We advertise our products and manufacturing capabilities in trade journals and magazines, and plan to advertise our products on third party websites and furniture sales portals in China. We currently do not sell our products online in China through our website, but we plan to offer our 1SOFA brand products to consumers in China through third party shopping portals. Diamond Sofa currently sells products under the Diamond Sofa brand in the U.S. through third party shopping portals, shipping orders received online direct to the end customer. We believe that our planned direct-to-consumer online marketing will complement our retail franchise network in China and increase our sales in the U.S. by building our brand awareness and acting as an effective advertising vehicle.

As of August 31, 2011, our sales and marketing departments consisted of 64 employees, of whom 37 were dedicated primarily to franchising and direct sales in China, 13 were dedicated to the U.S. and international markets and 14 to marketing. All sales of our products to customers in China are made through Nova Dongguan, and all sales to customers in the U.S. and international markets are made through Nova Macao and Diamond Sofa.

Manufacturing and Sourcing

Our manufacturing strategy includes a mix of internal production and sourcing of products from third party manufacturers. We operate manufacturing facilities through our wholly owned subsidiary, Nova Dongguan, in Dongguan, Guangdong Province, China, with an estimated annual production capacity of approximately 316,000 units, including approximately 20,000 sofas and 25,000 dining tables. We anticipate expanding our production and manufacturing capabilities at our Nova Dongguan facilities beginning in 2012 to match our planned expansion of our brands and franchise network in China and direct sales in the U.S. and international markets. This planned expansion will include a new logistics center for the distribution of our products in China and an estimated production capacity increase of 20% for sofa manufacturing. We also anticipate establishing a logistics center in the U.S. in 2012 in connection with a planned expansion of Diamond Sofa’s distribution capacity. We intend to finance the expansion of our production and manufacturing capabilities through cash flow provided by operations, proceeds from our recent private placement and funds raised through future offerings of our securities, if and when we determine such offerings are required.

We also source finished products based on our designs or those of our customers from third party manufacturers from time to time in order to provide new products we do not manufacture currently or to fulfill orders placed by customers in international markets. Currently, this outsourcing of our own designs is limited to the beds and mattresses for our Sleeping Life of Colorful World brand. We design and engineer these products and then have them manufactured to our specifications by third party manufacturers in China. We have informal strategic relationships with Dongguan Metals and Minerals, a large state-owned distributor in China, whereby Nova Macao sources products manufactured in China for customers in the U.S. and international markets, and with manufacturers in the U.S., China and Hong Kong whereby Diamond Sofa sources products designed for the U.S. market.

Our Nova Dongguan manufacturing facilities are fully integrated, with in-house capabilities to design, produce and finish all upholstered, wood and metal-based furniture. We have implemented multiple, comprehensive quality control procedures throughout our product development and manufacturing processes that are designed to ensure product quality and safety. Our quality control staff oversees production beginning from the receipt of raw materials from our suppliers to the final inspection conducted with buyer representatives at the time products are shipped. We provide a one-year warranty on products sold to retailers and distributors for manufacturing defects, during which period we will give credit or replace defective parts. We believe that our vertically integrated manufacturing process provides us with a competitive advantage, as it enables us to produce quality and stylish products at lower cost while contributing to our ability to generate and maintain attractive gross margins. Furthermore, our manufacturing capabilities allow us to update designs and change production quickly based on customer and consumer demands.

We base our production schedule on customer orders and schedule deliveries on a just-in-time basis; accordingly, our finished product inventory and backlog generally are very low. We typically have a production period of 15 to 20 days on orders for the China retail market, which we believe makes our products more attractive to retailers in China. We maintain raw material inventory for the purpose of decreasing the production period on orders for the China retail market. On orders for international markets, our production period typically is 35 to 45 days from receipt of order, which includes the sourcing and purchasing of raw materials specific to the order. Currently, all of our products for international markets are ordered under ODM or OEM agreements and are manufactured unlabeled or with the branding of the end retailer.

Suppliers and Raw Materials

We source finished goods from Nova Dongguan and third party manufacturers to fulfill orders placed by customers through Nova Macao for the U.S. and international markets and through Diamond Sofa for the U.S. market. For finished goods manufactured by third parties, we historically have purchased these products for resale principally from one vendor, Dongguan Metals and Minerals, which accounted for approximately 29% and 27% of all our purchases from all of our suppliers in 2010 and 2009, respectively. Our major raw material purchases for our manufacturing business include MDF board, particleboard, stainless and carbon steel, leather, glass and lacquers. The majority of our raw materials are sourced in China through suppliers with whom we have long-standing relationships and that are located in Guangdong, Jiangsu, Shanghai and Zhejiang Provinces. Our principal suppliers of raw materials, accounting for approximately 24% of our raw material purchases in 2010, are: DaYa Wood Products Co., Ltd., Shenzhen Qishimei Paint Co., Ltd. and Dongguan Lianyi Glass. One supplier, DaYa Wood Products Co., Ltd., accounted for approximately 10% of our raw material purchases in 2010.

As our major raw material purchases consist of common and readily available materials, we seek to maintain multiple quality suppliers for each type of raw material purchased. By maintaining relationships with multiple suppliers, we benefit from a more stable supply chain and more competitive prices. If a change of suppliers is necessary, we believe that we can quickly fulfill our raw materials requirements from other suppliers without impacting production. We do not maintain fixed supply contracts nor do we engage in hedging transactions to protect against raw material price fluctuations. Instead, we attempt to negotiate pricing commitments from suppliers for three to six month-long periods. We normally can pass through raw material cost increases to our customers, but there may be a time lag as we renegotiate pricing with our customers on existing products and introduce new product collections. We typically order raw materials according to our customer purchase orders for international markets to minimize our inventory, but we may attempt to mitigate short-term risks of raw material price swings in between customer price negotiations by purchasing some raw materials in advance based on forecasted production needs. In addition, we are less susceptible to these short-term raw material pricing risks in the China retail market because we reserve the right under our product franchise agreements to adjust our wholesale and retail product pricing based on raw material price fluctuations, providing franchisees with at least one month’s notice prior to price adjustment. Accordingly, we are able to maintain MDF board, steel and leather inventory for the purpose of decreasing the production period on customer orders for the China retail market.

We hold our suppliers to strict quality and delivery specifications. Our quality control procedures include quality assurance of raw materials used in the production of our products, which includes an evaluation and selection of established and reputable suppliers. We require our suppliers of MDF board, particleboard, polyurethane lacquer, or PU lacquer, and nitrocellulose lacquer, or NC lacquer, to provide raw materials in compliance with all PRC, U.S. and European formaldehyde emission standards, and we regularly test for their compliance.

Customers

Our target end customer is the middle and upper middle-income consumer of residential furniture. In China, we currently sell our products through stores in our franchise network and to unaffiliated retail stores and distributors. In the U.S. and international markets, our sales principally are to furniture distributors and retailers who in turn offer our products under their own brand names or under our Diamond Sofa brand. Our two largest customers, Actona Company A/S and Dongguan Metals and Minerals Import and Export Company (Dongguan Wu Jin Kuang Chang), each a global furniture distributor, accounted for 43% and 21% of our sales in 2010 and 48% and 17% of our sales in 2009, respectively. No other customer accounted for greater than 10% of our sales in 2010 or 2009. We plan to increase our direct sales to retailers and chain stores worldwide as we continue to diversify our customer base from global furniture distributors.

Our sales to customers in China, which includes sales to stores in our franchise network and to wholesalers and agents for domestic retailers and exporters, increased 50% to $8.35 million, up from $4.18 million in 2009, accounting for 29% and 19% of sales in 2010 and 2009, respectively. Our sales to customers in China historically have been small relative to our U.S. and international sales, and until 2010 consisted solely of sales to wholesalers and agents for domestic retailers. For these customers, sales generally are made pursuant to supplier agreements executed in the ordinary course of business with individual orders made on standard purchase orders. In 2010, we began selling products in China under our brands through stores in our newly established franchise network, and, as of June 30, 2011, we have 60 franchise stores established and strategically located in cities across China. For the six months ended June 30, 2011, our sales to China were $4.95 million, a 25% increase over the six months ended June 30, 2010, and accounted for 33% of sales for the 2011 period compared to 26% of sales in the 2010 period. We expect that a significant portion of our sales will continue to come from our sales to China. Sales to our network of franchise stores consisted of approximately $1.69 million, or approximately 20% of sales to China in 2010, our first year of franchise store sales, and $2.35 million or 47% of our sales to China during the six months ended June 30, 2011 compared to $269,000 or 7% of sales to China in the same period of 2010. Franchisees agree to sell products from one of our brands pursuant to a product franchise agreement for a period of one year and guarantee to purchase a minimum amount of goods from us. The product franchise agreement is renewable and we retain the right to terminate the agreement should the franchisee fail to meet the minimum purchase amount requirements or our quality standards. We currently have product franchise agreements with retail stores to sell our Colorful World and Giorgio Mobili brand products, and we anticipate entering into product franchise agreements for our Ming Ma, 1SOFA and Wo Zhi Bao brands in connection with our planned introduction of those brands in the second quarter of 2012. We believe that consumers in China seek quality and stylish furniture designed as standalone pieces and whole furniture suites. We believe that our sales in China will grow significantly as we continue to expand our franchise store network for our distinctive brands. In addition to expanding our franchise network in China, we also anticipate expanding our direct sales to retailers and chain stores in North America, Europe and Australia, and into emerging growth markets in Asia and the Middle East.

In the U.S. and international markets, we focus on establishing and growing long-term relationships with our customers. We believe that the majority of our customers view us as a strategic long-term supplier and value the quality of our products, our timely delivery and design capabilities. We generally negotiate renewable supplier agreements with firm pricing on our products, typically for a term of one year, as is customary in the furniture industry, with individual orders made on standard purchase orders.

Our sales to customers outside of China increased 17% to $20.47 million in 2010, up from $17.49 million in 2009, accounting for 71% and 81% of sales in 2010 and 2009, respectively. In 2010, we sold products into over 20 countries worldwide, with Europe and North America as our principal international markets. Our sales to Europe increased 20% in 2010 from 2009 despite a slower than anticipated recovery from the international financial crisis in our principal European markets, including Denmark, Great Britain and France. We believe that our products remain in greater demand in these markets because of our modern and contemporary styling. Sales to North America, and in particular the U.S., remained flat in 2010, but we plan to increase our direct sales efforts in the U.S. as leading economic indicators show an improved economy and furniture market going forward in 2011 and 2012. For the six months ended June 30, 2011, our sales to the U.S. and international markets were $9.94 million, an 11% decrease compared to the six months ended June 30, 2010, as we transitioned our inventory to remove some older and lower margin products as part of our changing sales and marketing strategy, and accounted for 67% of sales for the 2011 period compared to 74% of sales in the 2010 period. Sales to Europe accounted for 33% and 51% of sales for the six months ended June 30, 2011 and 2010, respectively, and sales to North America accounted for 25% and 11% of sales for the six months ended June 30, 2011 and 2010, respectively. We expect that a majority of our sales will continue to come from our sales to the U.S. and international markets, with a reduced concentration of sales to Europe going forward. We acquired Diamond Sofa in August 2011, which we believe will expand our sales to the U.S., Mexico and South America through Diamond Sofa’s longstanding customer relationships and distribution capabilities. In addition, Diamond Sofa plans to increase its sales over the internet through third party shopping portals. We believe that as we expand our broad network of distributors and increase direct sales, our exposure to regional recessions will be reduced and allow us to better capitalize on emerging market trends.

We typically experience stronger fourth and first calendar quarters as our product sales are subject to the seasonality and fluctuations typical of the furniture industry. This industry-based seasonality generally is caused by shipping lead-times to international markets combined with the real estate market slowdown and decrease in furniture consumption commonly experienced during the summer months in the Northern Hemisphere markets in which the majority of our customers are located and our products sell at retail. In addition, we believe that consumer demand for furniture generally reflects sensitivity to overall economic conditions, including, but not limited to, unemployment rates, housing market conditions and consumer confidence.

Competition

The residential furniture industry is highly competitive, consisting of a large number of manufacturers, distributors and retailers, none of which dominates the fragmented and diverse market. Our products principally compete in the U.S., China, Europe and Australia. The primary competitive factors in these markets for our product price points and target consumers are price, quality, style, marketing, functionality and availability.

In China, we compete against importers of premium-priced foreign brands and other manufacturers and furniture franchisers located in China. Imported furniture in China mainly consists of luxury and specialty pieces priced significantly higher than domestically produced furniture. Our principal competitors that manufacture and franchise products for the China retail market include Steel-land (Jinfushi Group), Kuka Sofa, Zuoyou Furniture, SOHOME, Kinetic and Lixing, whose products are priced comparably with our products. We believe that our experience developing products for the U.S. and international markets has enabled us to develop the scale, logistics, manufacturing efficiencies and design expertise that serves as the foundation for us to compete and expand aggressively into the China retail market. We develop and market our brands to target multiple segments of China’s rapidly growing middle class based on style and price points. We design complete lifestyle-based furniture suites for middle and upper middle-income consumers in China to simplify the process of furnishing residences with a matching collection of quality and stylish furniture. We anticipate introducing new collections semi-annually for each of our brands in China, incorporating consumer feedback and preferences in our new products that are designed to be attractive to consumers both as individual furniture pieces and as whole-home collections. Our manufacturing and distribution capabilities on orders for the China retail market enable us to offer rapid turnaround on production and delivery of our latest designs, which we believe makes our product offerings more attractive to retailers and franchisees compared to other manufacturers.

In the U.S. and international markets, we compete against other furniture distributors and ODM and OEM manufacturers, most of which are located in China and other Southeast Asian countries, and against traditional manufacturing centers and distributors in North America and Europe. We believe that we are competitive with North American and European manufacturers because we have a history of prompt delivery of quality products and offer approximately 50 distinct product collections that we developed for international markets at comparable prices and with styles and functionality similar to those offered by our competitors. We coordinate the efforts of our sales and marketing team to receive feedback from our distributor and retailer customers as part of our ongoing research and design of products. This research process allows us to develop and modify products to meet the varied and changing stylistic and functional demands of our customers worldwide. Our production process is vertically integrated, and we design and manufacture all of our products for international markets in-house. This process allows us to achieve greater product standardization and quality control on our products designed for international markets while capturing higher profit margins and enabling better management of delivery times than if we sourced these products externally. We believe that our experience and proven performance provides us with a competitive edge over other manufacturers for the U.S. and international markets. In addition to our design and manufacturing capabilities, we believe that our ability and experience at sourcing products for distributors to the U.S. and international markets are significant competitive advantages. We have expanded our presence in the U.S. market through our acquisition of Diamond Sofa in August 2011, whereby we anticipate increasing our direct sales to U.S. retailers through Diamond Sofa’s longstanding customer relationships and distribution capabilities. We anticipate establishing a logistics center in the U.S. in 2012 in connection with a planned expansion of Diamond Sofa’s distribution capacity, which we believe will provide us with a competitive advantage in the U.S. market for fulfillment of internet-based orders of furniture to end consumers and distribution of imported products throughout the U.S.

Intellectual Property

We rely on the patent and trademark protection laws in the U.S. and China to protect our intellectual property and maintain our competitive position in the marketplace. We and our subsidiaries own or have licenses to use 113 design patents and 6 utility patents issued in China for furniture pieces. Nova Dongguan historically has licensed the right to use the 113 design patents from our Chairman and Chief Executive Officer, Mr. Wong, who is the sole owner and registrant of these patents. Mr. Wong agreed to transfer his ownership of the licensed design patents to Nova Dongguan and entered into an agreement in January 2011, as amended, to grant Nova Dongguan a perpetual, exclusive, worldwide, royalty-free and irrevocable license to use the design patents registered in his name until the SIPO approves of the ownership transfer to Nova Dongguan. As of August 31, 2011, SIPO has approved the ownership transfer to Nova Dongguan of 30 of the licensed design patents. The 30 design patents Nova Dongguan now holds of record will expire in 2019. Of the design patents Nova Dongguan has licenses to use from Mr. Wong, 7 will expire in 2018, 70 in 2019 and 6 in 2020. Nova Dongguan is the registrant and holder of record of the 6 utility patents, which will expire in 2020. We assess the materiality of each patent annually in consideration of whether to maintain its registration. We intend to apply for additional patents in China to protect our core product designs.

We and our subsidiaries hold two trademarks registered in the U.S. related to the Diamond Sofa brand and business name and five trademarks registered in China for our Wo Zhi Bao brand and related to our “Nova” business name. We acquired all rights, title and interest in the two registered U.S. trademarks pursuant to a trademark purchase and assignment agreement dated August 31, 2011, from St. Joyal for $0.2 million paid in full at the closing. Of the trademarks issued in China and registered in our name, the four “Nova”-related marks expire in 2020 and the Wo Zhi Bao mark expires in December 2011, which we plan to renew prior to expiration. We have applied for trademarks in China on our four other China brands. In addition, we have registered and maintain numerous internet domain names related to our business, including “novalifestyle.com.” Collectively, the trademarks and domain names that we and our subsidiaries hold are of material importance to us.

Research and Development

We believe that the development of new product designs and functionality is important to our continued success. We actively seek to protect our product designs and brand names under the patent and trademark protection laws in the U.S. and China, but the copying of a product’s appearance is a common and ongoing issue in the furniture industry as manufacturers seek to capitalize on popular designs and features by copying those of their competitors and making subtle changes to avoid infringement claims. To remain competitive in China, the U.S. and international markets, we believe that we must innovate continuously, and we have developed a design process that we believe enables us to better manage the short product life cycle for furniture designs by anticipating and responding quickly to changing consumer preferences. We attend furniture exhibitions worldwide, conduct market research and solicit customer feedback to help us identify new trends and customer needs in our target markets for incorporation into new product designs. In China, we further support new product and brand launches by tailoring the designs of franchise stores to reflect the unique style of its respective brand. We plan to introduce new product collections annually for the U.S. and international markets and semi-annually for each of our brands in China. Diamond Sofa anticipates introducing new products under the Diamond Sofa brand on a quarterly basis for the U.S. market. We assess the success of each product and product collection at least annually in consideration of whether to continue production.

We currently perform all design and development work for our products in-house using computer-aided modeling systems. We have used independent designers in the past for product design work, from which we build prototype furniture pieces for further refinement and testing. As of August 31, 2011, we had 22 employees dedicated to product design, testing, pattern making and store design. In 2010 and 2009, we invested $77,654 and $64,209, respectively, on research and development expense. We may increase future investments in research and development based on our growth and available capital.

Governmental and Environmental Regulation

Our business and company registrations are in compliance in all material respects with the laws and regulations of their respective governing municipal and provincial authorities. Our Nova Dongguan, Nova Macao and Nova Museum subsidiaries and manufacturing facilities located in Dongguan, Guangdong Province, China, are subject to the national and local laws of the PRC and, in the case of Nova Macao, the local and provincial laws of Macao. We are not subject to any other government regulations that would require us to obtain a special license or approval from the PRC or Macao governments to operate our business, non-profit organization or manufacturing facilities.

Furniture Industry Regulations and Standards

We and our products are subject to PRC, U.S. and international regulations related to the furniture industry.

China has a series of national standards, or the GB and QB standards, that govern certain technical, safety and quality requirements for furniture manufactured in and exported from China. The Standardization Administration of the PRC, or SAC, and the China Chamber of Commerce for Import and Export of Light Industrial Products and Art-Crafts, or the CCCLA, develop and revise these national standards relating to the structure, material, size and quality requirements for the many varied categories and classifications of upholstered, wood and metal-based furniture. Many of these standards are not compulsory, but manufacturers typically follow all applicable recommended standards.

Our products are also subject to the mandatory and voluntary furniture test standards of the U.S. and international markets in which our customers distribute our products to end consumers, including those developed by ANSI/BIFMA, ASTM, CARB, FIRA and ISO. These environmental, ecological and formaldehyde emission standards and source of origin labeling requirements are national or international, with the U.S. and European Union typically having the strictest standards for their markets. We manufacture all products to customer specifications and we believe that our products meet all currently applicable national and international furniture test standards.

As an ODM and OEM manufacturer, we occasionally need to reproduce trademarks owned or licensed by our customers when producing labeled products bearing trademarked brand names and imagery. Consequently, we are subject to the Trademark Printing Administration Measures of the PRC, which require us to examine the trademark registration certificates and other relevant documents of our customers to verify trademark ownership or licensing. We believe that we are in material compliance with such requirement.

Environmental Regulations

Our manufacturing facilities in China are subject to the national environmental regulations of the PRC as well as local laws regarding pollutant discharge, air, water and noise pollution, including the Environmental Protection Law of the PRC, the Environmental Impact Appraisal Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on Prevention and Control of Environmental Pollution Caused by Solid Waste, the Law of the PRC on Prevention and Control of Air Pollution and the Law of the PRC on Prevention and Control of Environmental Noise Pollution. The Environmental Protection Law of the PRC sets out the legal framework for environmental protection in the PRC. The Ministry of Environmental Protection of the PRC, or the MEP, is primarily responsible for the supervision and administration of environmental protection work nationwide and formulating national waste discharge limits and standards. Local environmental protection authorities at the county level and above are responsible for environmental protection in their jurisdictions. Companies that discharge contaminants must report and register with the MEP or the relevant local environmental protection authorities. Companies discharging contaminants in excess of the discharge limits prescribed by the central or local authorities must pay discharge fees for the excess in accordance with applicable regulations and are also responsible for the treatment of the excessive discharge. Companies that directly or indirectly discharge industrial wastewater into the water or are required by law to obtain the pollutant discharge permit before discharging wastewater or sewage shall also obtain the pollutant discharge permit.

In May 2011, the Guangdong Environmental Protection Agency renewed the certification of Nova Dongguan for a term of five years, indicating that its business operations are in material compliance with the relevant PRC environmental laws and regulations. Our production processes mainly generate noise, wastewater and solid wastes. We currently do not incur any material costs in connection with our compliance with the applicable PRC environmental laws as our manufacturing processes generate minimal discharge. Furthermore, the cost of maintaining compliance has not, and we believe, in the future, will not, have a material adverse effect on our business, consolidated results of operations and consolidated financial condition.

We are an ISO 9001 quality management and ISO 14001 environmental management systems certified manufacturer, which together recognize our development and implementation of procedures that demonstrate our ability to consistently manufacture products meeting customer specifications, environmental standards and applicable statutory and regulatory requirements. We have invested in specialized equipment for our manufacturing facilities to help ensure our compliance with employee safety and environmental protection standards. We manufacture to customer specifications for their respective end markets, and products incorporating MDF board, particleboard, PU lacquer and NC lacquer use materials complying with all U.S. and European formaldehyde emission standards.

Export Laws and Regulations

We are subject to various PRC governmental regulations related to exportation, including the Customs Law of the PRC and the Regulation of the PRC on the Administration of The Import and Export of Goods. These laws and regulations set out standards and requirements for various aspects of export and import of goods, custom registration, sanitary registration and inspection. Failure to comply with these laws and regulations may result in confiscation of our products for export and proceeds from the sales of non-compliant products, order for correction, fines, revocation of licenses and, in extreme cases, criminal liability. We believe we are in material compliance with all applicable PRC laws and regulations related to the export of our products.

Labor Protection Regulations

The Labor Contract Law of the PRC, effective on January 1, 2008, governs the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of and the amendment to employment contracts. To establish an employment relationship, a written employment contract must be signed by the employer and employee. In the event that no written employment contract was signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer first engaged the employee. The Labor Contract Law also imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires that certain terminations be based upon seniority and not merit. We believe that we are in material compliance with the requirements of this law.

On June 29, 2002, the Work Safety Law of the PRC was adopted by the Standing Committee of the 9th National People’s Congress and came into effect on November 1, 2002, as amended on August 27, 2009. The Work Safety Law provides general work safety requirements for entities engaging in manufacturing and business activities within the PRC. We believe we are in material compliance with all applicable laws and regulations related to work safety.

Foreign Currency Regulations

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB, the national currency of the PRC, is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

On October 21, 2005, the SAFE issued Circular 75, the Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, which became effective as of November 1, 2005. Please refer to “Risk Factors – Risks Related to Business in China – PRC regulations relating to the registration requirements for PRC resident shareholders owning shares in offshore companies may subject our PRC resident shareholders to personal liability and limit our ability to acquire companies in China or to inject capital into our operating subsidiaries in China, limit our subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect our business” for a discussion of Circular 75.

On August 29, 2008, the SAFE promulgated Circular 142, the Notice on Perfecting Practices Concerning Foreign Exchange Settlement Regarding the Capital Contribution by Foreign-invested Enterprises, regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. Please refer to “Risk Factors – Risks Related to Business in China – Restrictions on currency exchange may limit our ability to receive and use our revenues effectively” for a discussion of Circular 142.

Dividend Distribution

Our ability to pay dividends may be affected by the complex currency and capital transfer regulations in China and Macao that restrict the payment of dividends to us by our subsidiaries, Nova Dongguan and Nova Macao. PRC and Macao regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Nova Dongguan and Nova Macao also are required to set aside at least 10% of net income after taxes based on PRC accounting standards each year to statutory surplus reserves until the cumulative amount of such reserves reaches 50% of registered capital. These reserves are not distributable as cash dividends. Nova Dongguan and Nova Macao also may allocate a portion of their after-tax profits to their staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. If any of our subsidiaries in China or Macao incur debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Capital Contribution

Under PRC laws, shareholders of an FIE are required to contribute capital to satisfy the registered capital requirement of the FIE within a period of not more than two years from the date when a requested increase in registered capital requirement is approved by the relevant PRC government agencies. The relevant PRC government agencies may extend the contribution period for an additional six months without penalty, and, upon application by the FIE, grant a further three-month grace period without penalty. If the shareholders are unable to complete the capital contribution within the grace period, the FIE may apply to the relevant PRC government agencies for a reduction of the registered capital requirement. If the reduction of the registered capital requirement is not approved and the capital contribution remains incomplete after the grace periods have been exhausted or denied, the FIE may be required to pay a negotiated penalty, typically 3% to 5% of the unsatisfied contribution of capital remaining outstanding. If the shareholders remain unable to complete the capital contribution within a six-month period following payment of the penalty, the FIE may reduce its increased registered capital request to the amount contributed with the amount remaining outstanding waived by the relevant PRC government agencies without risk of revocation to its business license. Until such contribution of capital is satisfied, however, the FIE is not allowed to repatriate profits to its shareholders, unless otherwise approved by the SAFE.

On November 16, 2009, the Foreign Trade and Economic Cooperation Bureau of Dongguan approved an increase in the registered capital of Nova Dongguan from $8 million to $20 million, with the $12 million in additional contribution of capital to be paid within two years. As of August 31, 2011, Nova Dongguan has received additional capital contributions of $2.9 million from its shareholders. We may need to fund the remaining $9.1 million registered capital requirement of Nova Dongguan through financing activities, including cash flow provided by operations and funds raised through offerings of our securities, if and when we determine such offerings are required. If we are unable to fund the remaining $9.1 million in additional contribution of capital by November 16, 2011, we may apply to the relevant PRC government agencies for an extension or reduction of the registered capital requirement. If the capital contribution remains incomplete after the extensions and grace periods have been exhausted or denied, Nova Dongguan may be required to pay a negotiated penalty, typically 3% to 5% of the unsatisfied contribution of registered capital remaining outstanding, or up to $455,000 based on the amount remaining outstanding as of August 31, 2011. After a six-month period following payment of any such penalty, Nova Dongguan may request a reduction of its registered capital to the amount already contributed with the outstanding balance waived without risk of business license revocation. Until the contribution of capital is satisfied or the registered capital requirement is reduced to the amount already contributed, however, Nova Dongguan may not be allowed to repatriate profits or dividends to us, unless otherwise approved by the SAFE.

Taxation

China’s Corporate Income Tax Law, or the CIT Law, together with its Implementation Regulations, effective as of January 1, 2008, introduced a set of anti-avoidance measures under its special tax adjustments regulations and, in January 2009, the SAT issued the Circular of the State Administration of Taxation on the Issuance of the Implementation Measure of Special Tax Adjustments, or Circular 2. This regulation is applied retrospectively for tax years beginning after January 1, 2008. Article 3 of Circular 2 provides for the relevant PRC tax authorities to examine business transactions between enterprises and their related parties in respect to transfer pricing administration and evaluate whether they are conducted on an arm’s-length basis, in addition to conducting investigations and making adjustments, as required under the CIT Law and Article 36 of the Tax Collection Law. If the relevant PRC tax authorities determine that transactions between related parties do not represent arm’s-length prices, the PRC tax authorities may adjust any of the income in the form of a transfer pricing adjustment, which could, among other things, result in a reduction of expense deductions or an increase in taxable income for the related parties. In addition, the PRC tax authorities may impose late payment fees and other penalties for underpaid taxes by the related parties subject to such regulations. We assess our potential liabilities arising from transactions between Nova Dongguan and Nova Macao related to this transfer pricing issue on a quarterly basis, and we have taken an additional income tax expense as a reserve based on management’s analysis for estimated tax principle, interest and penalties.

Employees

As of August 31, 2011, we had 877 employees worldwide, of whom 870 are employed full time and 7 are part-time, provisional or contractors. We believe that relations with our employees are satisfactory. We enter into standard labor contracts with our Nova Dongguan employees as required by the PRC government and adhere to state and provincial employment regulations. We provide our employees in China with all social insurance as required by state and provincial laws, including pension, unemployment, basic medical and workplace injury insurance. We have no collective bargaining agreements with our employees.

Property

Our principal executive offices and those of Diamond Sofa are in leased office space with showroom, distribution and warehouse space in Commerce, California. Diamond Sofa also maintains showrooms in leased space at Las Vegas Market in Nevada and High Point Market in North Carolina. Our principal design and manufacturing facilities are located in Dongguan, Guangdong Province, China, where Nova Dongguan acquired land use rights to 40,000 square meters of land through 2054. Our current manufacturing facilities comprise an aggregate of approximately 36,500 square meters with an estimated annual production capacity of approximately 316,000 units. Nova Museum occupies an 8,000 square meter exhibition and showroom space in facilities owned by Nova Dongguan in Dongguan, Guangdong Province, China. Nova Macao leases office space in Macao. Stores in our franchise network in China are independently owned and operated, and the individual franchisee is responsible for their own leasing arrangements.

We are expanding the operations of Nova Macao to move oversight of manufacturing operations from Nova Dongguan, and we anticipate completion of this transition process by the end of 2012. We believe that our existing office, distribution and manufacturing facilities are adequate for current and presently foreseeable operations. In connection with our planned expansion of our brands and franchise network in China and direct sales in the U.S. and international markets, we anticipate undertaking a corresponding expansion of our facilities and production capacity at Nova Dongguan beginning in 2012. This planned expansion will include a new logistics center for the distribution of our products in China and an estimated production capacity increase of 20% for sofa manufacturing. We plan for this construction to be adjacent to our current facilities on our existing land use right in Dongguan, Guangdong Province, China. We also anticipate establishing a logistics center in the U.S. in 2012 in connection with a planned expansion of Diamond Sofa’s distribution capacity.

In general, our properties are well maintained, considered adequate and being utilized for their intended purposes. See Notes 5, 6, 7 and 18 to our consolidated financial statements for the six months ended June 30, 2011 and 2010, which disclose amounts invested in land use rights, buildings, machinery and equipment and principal terms of lease agreements.

Legal Proceedings

We may occasionally become involved in various lawsuits and legal proceedings arising in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters that may arise from time to time could have an adverse effect on our business, financial condition or operating results. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

MANAGEMENT
Executive Officers and Directors

The following table sets forth the names of our directors, executive officers and certain significant employees and their ages, positions and biographical information as of the date hereof. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. Each executive officer is a full time employee. Our directors hold office for one-year terms or until their successors have been elected and qualified. Ya Ming Wong, our Chairman and Chief Executive Officer, is the brother of Ah Wan Wong, our Vice President of Marketing. There are no other family relationships between any of our directors, executive officers or other key personnel and any other of our directors, executive officers or key personnel. There are no arrangements or understandings between any of our directors or executive officers and any other persons pursuant to which such director or executive officer was selected in that capacity.

Name	Position	Age
Ya Ming Wong	Chairman and Chief Executive Officer	43
Yuen Ching Ho	Chief Financial Officer	52
Thanh H. Lam	President and Director	43
Man Shek Ng	Corporate Secretary	40
Ah Wan Wong	Vice President – Marketing	39
Mark Chapman	Vice President – Marketing	42

Ya Ming Wong, Chairman and Chief Executive Officer

Mr. Wong was appointed our Chairman and Chief Executive Officer on June 30, 2011. Mr. Wong was one of the two founders of Nova Dongguan, our wholly owned subsidiary, and served as its Chief Executive Officer since its inception in 2003. Mr. Wong has 22 years of experience in the furniture industry. Mr. Wong has been appointed the vice-chairman of the Dongguan City Association of Enterprises with Foreign Investment (DGAEFI) since December 2008, the vice-chairman of the Dongguan Furniture Association (DGFA) since April 2003, and the director of The International Furniture and Decoration (Hong Kong) Association since January 2003. From 1991 to 2003, Mr. Wong served as the Chief Executive Officer of Navy Blue Inc., a Macao-based furniture company with manufacturing facilities in Dongguan, China. Prior to that time, from 1988 to 1991, Mr. Wong worked for C&E German Furniture Ltd., a Hong Kong-based furniture company with manufacturing facilities in Dongguan, China, as the design and production manager. Mr. Wong graduated from Hong Kong Tang Shiu Kin Victoria Technical School in 1988. Mr. Wong is the brother of Ah Wan Wong, our Vice President of Marketing. Mr. Wong brings extensive knowledge about business strategy and product development in the furniture industry in China and international markets and of our operations and long-term strategy to the Board of Directors. The Board of Directors believes that Mr. Wong’s vision, leadership and extensive knowledge about us and the furniture industry is essential to our future growth.

Yuen Ching Ho, Chief Financial Officer

Mr. Ho was appointed our Chief Financial Officer on June 30, 2011. Mr. Ho was one of the two founders of Nova Dongguan, our wholly owned subsidiary and served as its Chief Financial Officer since its inception in 2003. Mr. Ho also was responsible for the administration, finance and marketing of Nova Macao, our wholly owned subsidiary, since its inception in 2006. Mr. Ho has 19 years of experience in the furniture industry. From 1991 to 2003, Mr. Ho served as the Chief Operating Officer of Navy Blue Inc., a Macao-based furniture company with manufacturing facilities in Dongguan, China. Prior to that time, from 1990 to 1991, Mr. Ho worked as the export administrative staff for C&E German Furniture Ltd., a Hong Kong-based furniture company with manufacturing facilities in Dongguan, China. Mr. Ho received a bachelor’s degree in Commerce from St. Mary’s University in 1984 and obtained his MBA from The Chinese University of Hong Kong in 1990.

Thanh H. Lam, President and Director

Ms. Lam was appointed our President and a member of our Board of Directors on June 30, 2011. Ms. Lam previously was the Chief Executive Officer and co-founder of Diamond Sofa in Commerce, California, our wholly owned subsidiary acquired in August 2011. Ms. Lam has pioneered the Diamond Sofa brand since 1992, and prior to our acquisition of the company, was in charge of its product development and merchandising for the U.S. market and managed its national sales force and oversaw distribution. In 2005, Ms. Lam was featured in a Furniture Today “Fresh Faces” profile, one of the highest honors bestowed to exceptional and talented young entrepreneurs in the furniture industry. Ms. Lam received her Bachelor of Science degree in Business Administration and Finance from the California State University of Los Angeles. Ms. Lam brings to the Board of Directors almost 20 years of experience in developing a furniture brand and marketing to the U.S. furniture industry. The Board of Directors believes that Ms. Lam’s in-depth knowledge of the U.S. furniture market and knowledge of our business through her work with Diamond Sofa will assist us in our future growth and expansion plans.

Man Shek Ng, Corporate Secretary

Mr. Ng was appointed our Corporate Secretary on June 30, 2011. Previously, Mr. Ng served as the Chief Operating Officer of Nova Dongguan, our wholly owned subsidiary, since its inception in 2003. Prior to that time, Mr. Ng served as the Administrative Officer for Hong Yip Service Co., Ltd. in Hong Kong and, from 1998 to 2002, he served as the Business Development Coordinator at Flower 100 in Thornhill, Ontario, Canada. From 1994 to 1998, Mr. Ng worked as the Customer Service Officer and Inside Sales Representative for KMI Electronics Inc. in Markham, Ontario, Canada. Mr. Ng is fluent in English and both Cantonese and Mandarin. Mr. Ng received his bachelor’s degree in Economics from York University in 1994, and has received a Certificate in Securities Course, a Certificate in Technical Analysis Course, and a Certificate in Derivatives Course from The Canadian Securities Institute.

Ah Wan Wong, Vice President – Marketing

Mr. Wong became a Vice President of Marketing for us as of June 30, 2011. Previously, Mr. Wong served as the Chief Marketing Officer of Nova Dongguan, our wholly owned subsidiary, since 2006. Mr. Wong is the brother of Ya Ming Wong, our Chairman and Chief Executive Officer. From 2003 to 2006, Mr. Wong worked as the General Manager for Aura Deco Ltd. and, from 1996 to 2003, as the export manager for Gamamobel International. Mr. Wong also worked as the Coordinator for Da Silva’s Agency from 1994 to 1995. Mr. Wong graduated from Hong Kong Polytechnic University in 1994.

Mark Chapman, Vice President – Marketing

Mr. Chapman became a Vice President of Marketing for us as of June 30, 2011. Mr. Chapman has been in the furniture business for over 20 years. Since 2004, Mr. Chapman has been the Sales Manager for Diamond Sofa, our wholly owned subsidiary acquired in August 2011. Since 1990, Mr. Chapman has served as the Director of Purchasing for various major furniture companies, including: ACE TV Rentals, Central Rents and Day Page. Mr. Chapman received his Bachelor of Science degree in Business Administration Management and Marketing from Augustana College.

Involvement in certain legal proceedings

During the past ten years, none of our directors or executive officers has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities;

•
found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, that has not been reversed, suspended, or vacated;

•
subject of, or a party to, any order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of a federal or state securities or commodities law or regulation, law or regulation respecting financial institutions or insurance companies, law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

None of our directors, executive officers or affiliates, or any beneficial owner of 5% or more of our common stock, or any associate of such persons, is an adverse party in any material proceeding to, or has a material interest adverse to, us or any of our subsidiaries.

Corporate Governance

Director Independence

Our Board of Directors currently is comprised of two directors, Mr. Wong and Ms. Lam, neither of whom qualify as an “independent” director for the purposes of the NASDAQ listed company standards currently in effect and all applicable rules and regulations of the SEC. We intend to add independent directors to our Board of Directors as a requirement to the listing of our common stock on a national securities exchange, and establish an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee as separately-designated committees of the Board of Directors with written charters governing such committees. We also intend to appoint an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K. The composition of our Board of Directors, and that of its committees, will be subject to the corporate governance provisions of our primary trading market, including the requirement for the appointment of independent directors in accordance with the Sarbanes-Oxley Act of 2002 and regulations adopted by the SEC and NASDAQ pursuant thereto.

Code of Ethics

We have adopted a Code of Ethics, which we believe is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of Code violations; and provide accountability for adherence to the Code.

EXECUTIVE COMPENSATION

As a “smaller reporting company,” we have elected to follow scaled disclosure requirements for smaller reporting companies with respect to the disclosure required by Item 402 of Regulation S-K. Under the scaled disclosure obligations, we are not required to provide a Compensation Discussion and Analysis, Compensation Committee Report and certain other tabular and narrative disclosures relating to executive compensation.

Executive Compensation

The following table sets forth information concerning the compensation for the years ended December 31, 2010 and 2009, of each of our named executive officers.

Summary Compensation Table
Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Ya Ming Wong(1)	2010	0	0	0	0	0	0	0	0
Chairman and Chief Executive Officer	2009	0	0	0	0	0	0	0	0
Yuen Ching Ho(1)	2010	0	0	0	0	0	0	0	0
Chief Financial Officer	2009	0	0	0	0	0	0	0	0
Thanh H. Lam(2)		-	-	-	-	-	-	-	-
President and Director

(1)	Messrs. Wong and Ho received no compensation for serving as officers of Nova Furniture or its subsidiaries.
(2)
Ms. Lam joined the company and was appointed our president on June 30, 2011. Ms. Lam previously served as the Chief Executive Officer of Diamond Sofa, our wholly owned subsidiary acquired on August 31, 2011.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

On June 30, 2011, we entered into one-year employment agreements, renewable upon mutual agreement, with Messrs. Wong and Ho pursuant to which they will be compensated at $100,000 and $80,000 per annum, respectively. On June 30, 2011, we entered into a one-year employment agreement, renewable upon mutual agreement, with Ms. Lam pursuant to which she would be compensated at $50,000 per annum and devote her best efforts and approximately 50% of her total business time to her position as our president. Effective as of  September 1, 2011, in connection with our acquisition of Diamond Sofa, we entered into an amended one-year employment agreement, renewable upon mutual agreement, with Ms. Lam pursuant to which she will be compensated at $80,000 per annum and dedicate all her business time to her position as our president. Each of our executive officers is eligible for annual cash bonuses at the sole discretion of the Board of Directors. Our employment agreements with Messrs. Wong and Ho and Ms. Lam contain provisions prohibiting competition by such officers following their employment with us.

Change-In-Control Agreements

We do not have any existing arrangements providing for payments or benefits in connection with the resignation, severance, retirement or other termination of any of our named executive officers, or a change in control of our company or a change in the named executive officer’s responsibilities following a change in control.

Equity Incentive Plans

We currently have no equity incentive plan. We intend to adopt an equity incentive plan in order to further our growth by enabling our officers, employees, contractors and service providers to acquire our common stock, increasing their personal involvement with us and thereby enabling us to attract and retain our officers, employees, contractors and service providers.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2010, there were no outstanding equity awards held by our executive officers.

Compensation of Directors

As of December 31, 2010, none of our directors has received any compensation from us for serving as our directors.

We do not currently compensate our directors for acting as such, although we may do so for independent directors in the future, including with cash and equity. We do not compensate our non-independent directors, such as Mr. Wong and Ms. Lam, for serving as our directors, although they are entitled to reimbursement for reasonable expenses incurred in connection with attending our board meetings. We do not maintain a medical, dental or retirement benefits plan for our directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On July 13, 2010, Alex Li, our former president and director, purchased 2,000,000 shares of our common stock for $40,000 from Justin Miller, our founder and initial president and director, who initially had purchased the shares from the company for $4,000 on September 28, 2009. After giving effect to this purchase, Mr. Li acquired control over the company, which at such time was a shell company, through his ownership of approximately 77% of our common stock then outstanding. On June 30, 2011, concurrently with the Share Exchange Agreement and as a condition thereof, we entered into an agreement with Mr. Li pursuant to which he returned his 2,000,000 shares (10,000,000 shares after giving effect to the forward stock split effective as of June 27, 2011) of our common stock to us for cancelation in exchange for an unsecured 90-day promissory note of $80,000 bearing interest at 0.46% per annum.

From time to time prior to our acquisition of Nova Furniture, Nova Dongguan made advances to Mr. Wong, our Chairman and Chief Executive Officer and named beneficial owner of our common stock, for his personal use. These advances did not bear interest, were unsecured and payable on demand. Since 2008, the largest amount of indebtedness outstanding at any time, consisting solely of principal outstanding at such time, was $1,117,375. In 2008, the largest amount of principal outstanding was $1,117,375 and the total amount of principal paid was $543,155. In 2009, the largest amount of principal outstanding was $656,217 and the total amount of principal paid was $558,754. In 2010, the largest amount of principal outstanding was $137,692 and the total amount of principal paid was $137,692. Nova Dongguan currently does not have any amount due from Mr. Wong, and there are no plans or commitments to make any further advances to Mr. Wong.

In 2011, from time to time prior to our acquisition of Nova Furniture, Nova Macao made advances to Mr. Ho, our Chief Financial Officer and named beneficial owner of our common stock, for his personal use. These advances did not bear interest, were unsecured and payable on demand. In 2011, the largest amount of indebtedness outstanding, consisting solely of principal outstanding, was $1,025,635 and the total amount of principal paid was $1,025,635. Nova Macao currently does not have any amount due to it from Mr. Ho, and there are no plans or commitments to make any further advances to Mr. Ho.

From time to time prior to our acquisition of Nova Furniture, Mr. Wong, our Chairman and Chief Executive Officer and named beneficial owner of our common stock, made advances to Nova Dongguan for its operating needs. These advances did not bear interest, were unsecured and payable on demand. Since 2008, the largest amount of indebtedness outstanding at any time, consisting solely of principal outstanding at such time, was $701,677. In 2008, the largest amount of principal outstanding was $76,498 and the total amount of principal paid was $0. In 2009, the largest amount of principal outstanding was $76,541 and the total amount of principal paid was $76,541. In 2010, the largest amount of principal outstanding was $701,677 and the total amount of principal paid was $573,499. As of June 30, 2011, the largest amount of principal outstanding in 2011 was $197,776 and the total amount of principal paid in 2011 was $263,022. Nova Dongguan currently does not have any amount due to Mr. Wong, and there are no plans or commitments to borrow any further amounts from Mr. Wong.

In 2011, from time to time prior to our acquisition of Nova Furniture, Mr. Wong, our Chairman and Chief Executive Officer and named beneficial owner of our common stock, made advances to Nova Museum for its operating needs. These advances did not bear interest, were unsecured and payable on demand. As of June 30, 2011, the largest amount of indebtedness outstanding in 2011, consisting solely of principal outstanding, was $262,658 and the total amount of principal paid in 2011 was $262,658. Nova Museum currently does not have any amount due to Mr. Wong, and there are no plans or commitments to borrow any further amounts from Mr. Wong.

On December 31, 2010, Nova Macao declared a one-time dividend of $2,172,590 payable to the two shareholders of its parent company, Nova Holdings. Messrs. Wong, our Chairman and Chief Executive Officer, and Ho, our Chief Financial Officer, each a named beneficial owner of our common stock, each held 50% of the equity interests in Nova Holdings as of the dividend declaration date. Messrs. Wong and Ho each received $1,086,295 as dividends payable ratably pursuant to their equity interests in Nova Holdings.

On December 31, 2009, Nova Macao declared a one-time dividend of $6,267,815 payable to the two shareholders of its parent company, Nova Holdings. Messrs. Wong, our Chairman and Chief Executive Officer, and Ho, our Chief Financial Officer, each a named beneficial owner of our common stock, each held 50% of the equity interests in Nova Holdings as of the dividend declaration date. Messrs. Wong and Ho each received $3,133,908 as dividends payable ratably pursuant to their equity interests in Nova Holdings.

On January 1, 2011, Nova Furniture entered into the St. Joyal Shareholder Agreement with St. Joyal, an unrelated California corporation engaged in business investment and development. St. Joyal, from time to time since 2009, has introduced us to prospective customers through its business contacts with U.S. domestic furniture wholesalers and retailers. St. Joyal did not receive any commissions or compensation from Nova Furniture for these introductions. Pursuant to the St. Joyal Shareholder Agreement, St. Joyal agreed to pay $2.4 million to Nova Furniture by January 1, 2014, for 18.75% of the equity interest in Nova Furniture, of which St. Joyal has paid $0.45 million as of August 29, 2011. The St. Joyal Shareholder Agreement also provides for St. Joyal to help us to expand into the U.S. market by continuing to introduce us to prospective customers and acting as an advisor to us on sales and other business matters. The St. Joyal Shareholder Agreement provides for no compensation to St. Joyal, nor do we have any plans to compensate St. Joyal other than the reimbursement of expenses, of which none have accrued as of June 30, 2011.

On January 7, 2011, Nova Dongguan entered into an Intellectual Property Rights Transfer Agreement, as amended on September 21, 2011, with Mr. Wong, our Chairman and Chief Executive Officer, to establish the terms of the ownership transfer to Nova Dongguan, and the perpetual, exclusive, worldwide, royalty-free and irrevocable intellectual property usage rights granted to Nova Dongguan in connection with the ownership transfer, of his ownership of 113 design patents issued in China and used by us. As of August 31, 2011, SIPO has approved the ownership transfer to Nova Dongguan of 30 of the design patents. Mr. Wong was the owner and named registrant on behalf of Nova Dongguan of the transferred design patents at the time of each such patent’s original application, and Nova Dongguan expensed the development costs of each patent at the time of such development. Accordingly, the dollar value of the transfer agreement was nominal.

On June 30, 2011, we entered into a renewable monthly lease agreement with Diamond Bar to lease office space in Commerce, California for $2,500 per month. At the time of our entry into the lease, Diamond Bar, a California corporation doing business as Diamond Sofa and wholly owned by Jun Zhang, was one of our customers accounting for sales of $1.49 million and $1.37 million in 2010 and 2009, respectively, and $0.63 million for the six months ended June 30, 2011. Our President, Ms. Lam, was the Chief Executive Officer and a co-founder of Diamond Sofa, but, as of June 8, 2010, had no ownership interest in Diamond Sofa. From June 30, 2011, through to August 31, 2011, when we acquired Diamond Sofa and terminated the monthly lease, payments due under this operating lease were $5,000.

On August 31, 2011, we entered into a stock purchase agreement to acquire all the outstanding capital stock of Diamond Bar, a California corporation doing business as Diamond Sofa and wholly owned by Jun Zhang, for $0.45 million paid in full at the closing. Our President, Ms. Lam, was the Chief Executive Officer and a co-founder of Diamond Sofa, but, as of June 8, 2010, had no ownership interest in Diamond Sofa. Prior to its acquisition by us, Diamond Sofa was one of our customers accounting for sales of $1.49 million and $1.37 million in 2010 and 2009, respectively, and $0.63 million for the six months ended June 30, 2011. Upon completion of the foregoing transaction, Diamond Sofa became our wholly owned subsidiary.

On August 31, 2011, pursuant to a trademark purchase and assignment agreement, we acquired all rights, title and interest in two registered U.S. trademarks from St. Joyal, a California corporation, for $0.2 million paid in full at the closing.  The trademarks acquired are used in the business of our wholly owned subsidiary, Diamond Sofa, which previously had licensed the right to use the trademarks from St. Joyal starting January 1, 2011, for a period of 3 years for $0.12 million per year. The two shareholders of St. Joyal, Messrs. Jiang and Liu, are each named beneficial owners of greater than 5% of our common stock, having received shares of our common stock as designees of St. Joyal pursuant to the Share Exchange Agreement.

There were no other transactions with any related persons (as that term is defined in Item 404 of Regulation S-K) since the beginning of our last fiscal year, or the two fiscal years preceding our last fiscal year, or any currently proposed transaction in which we were or are to be a participant and the amount involved was in excess of $120,000 and in which any related person had a direct or indirect material interest.

We rely on our Board of Directors to review related party transactions involving us on an ongoing basis to prevent conflicts of interest. The Board of Directors reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to the Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If the Board of Directors finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. The Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with our best interests. These policies and procedures are not evidenced in writing. Upon our establishment of an Audit Committee, we intend to adopt a formal policy in connection with related party transactions involving us that will grant authority to the Audit Committee to approve or ratify such related party transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of October 11, 2011, regarding the number of shares of common stock beneficially owned by (i) each person that we know beneficially owns more than 5% of our outstanding common stock, (ii) each of our named executive officers, (iii) each of our directors and (iv) all of our named executive officers and directors as a group. The amounts and percentages of common stock beneficially owned are reported on the basis of SEC rules governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days through the exercise of any stock option, warrant or other right. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated, each of the shareholders named in the table below, or his or her family members, has sole voting and investment power with respect to such shares of common stock. As of October 11, 2011, there were 17,898,267 shares of our common stock issued and outstanding.

Except as otherwise indicated, the address of each of the shareholders listed below is: c/o Nova Lifestyle, Inc., 6541 E. Washington Blvd., Commerce, CA 90040.
Name of beneficial owner	Number of shares		Percent of class
5% Shareholders
Jun Jiang	1,142,800	(1)	6.38%
Steven Qiang Liu	1,117,500	(2)	6.24%

Directors and named executive officers
Ya Ming Wong, Chairman and Chief Executive Officer	4,854,000	(3)	27.12%
Yuen Ching Ho, Chief Financial Officer	4,854,000	(4)	27.12%
Thanh H. Lam, President	-		* %
Directors and named executive officers as a group (3 persons)	9,708,000		54.23%

(1)
Consists of (i) 1,117,500 shares of our common stock held of record by Mr. Jiang, a co-owner of St. Joyal, the former minority shareholder of Nova Furniture, and party to the Share Exchange Agreement, over which he has sole voting and dispositive power, and (ii) 22,000 shares of our common stock and warrants to purchase 3,300 shares of our common stock that are exercisable within 60 days of October 11, 2011, held of record by The Royal Club over which Mr. Jiang has sole voting and dispositive power.

(2)
Consists of 1,117,500 shares of our common stock held of record by Mr. Liu, a co-owner of St. Joyal, the former minority shareholder of Nova Furniture, and party to the Share Exchange Agreement, over which he has sole voting and dispositive power.

(3)
Consists of 4,852,500 shares of our common stock held of record by Mr. Wong, a co-owner of Nova Holdings, the former majority shareholder of Nova Furniture, and party to the Share Exchange Agreement, over which he has sole voting and dispositive power, and warrants to purchase 1,500 shares of our common stock that are exercisable within 60 days of October 11, 2011.

(4)
Consists of 4,852,500 shares of our common stock held of record by Mr. Ho, a co-owner of Nova Holdings, the former majority shareholder of Nova Furniture, and party to the Share Exchange Agreement, over which he has sole voting and dispositive power, and warrants to purchase 1,500 shares of our common stock that are exercisable within 60 days of October 11, 2011.

* Represents less than 1% of shares outstanding.

We are not aware of any arrangements that could result in a change in control of the company.

SELLING SHAREHOLDERS

The 3,993,407 shares of our common stock included in this prospectus, including shares of our common stock issuable pursuant to the terms of outstanding warrants, were issued pursuant to exemptions from the registration requirements of the Securities Act pursuant to Regulation D and Regulation S promulgated thereunder. In a private placement that closed on August 18, 2011, we sold 2,998,267 units, each such unit sold consisting of 1 share of our common stock and a warrant to purchase 15% of 1 share of our common stock, consisting of 2,998,267 shares of our common stock and warrants to purchase 449,740 shares of our common stock. In addition, we issued warrants to purchase 449,740 shares of our common stock to the placement agent in the private placement. The warrants are immediately exercisable, expire on the third anniversary of their issuance and entitle their holders to purchase up to 899,480 shares of our common stock at $2.00 per share. We may call the warrants at $4.00 per share at any time after: (i) a registration statement registering the common stock underlying the warrants becomes effective; (ii) the common stock is listed on a national securities exchange; and (iii) the closing price of the common stock equals or exceeds $4.00. Of the 2,998,267 shares of our common stock issued in connection with the private placement, 2,646,667 shares are included in this prospectus, and of the 899,480 shares of our common stock issuable upon exercise of the warrants issued in the private placement, 846,740 shares are included in this prospectus. On September 28, 2009, we issued Jameson Capital, LLC 100,000 shares (500,000 shares after giving effect to the forward stock split effective as of June 27, 2011) of our common stock as compensation for $2,000 in consulting services provided to our predecessor shell company in 2009.

The selling shareholders named below, or their respective successors, including transferees, may from time to time sell or otherwise dispose of, pursuant to this prospectus, all, some or none of their shares of our common stock being registered hereby. See “Plan of Distribution” on page 69.

The following table sets forth, as to each of the selling shareholders: the number of shares of our common stock beneficially owned, based on each selling shareholder’s ownership of shares and warrants, as of October 11, 2011, assuming exercise of all of the warrants held by such selling shareholder on that date, without regard to any limitations on exercise; the number of shares of our common stock being offered by such selling shareholder pursuant to this prospectus; and the number of shares of our common stock beneficially owned upon completion of the offering and the percentage of beneficial ownership upon completion of the offering based upon 18,745,007 shares of our common stock outstanding as of October 11, 2011, assuming full exercise of all warrants held by the selling shareholders and outstanding on that date, without regard to any limitations on exercise.

Information in the table below and the notes thereto has been provided to us by the selling shareholders. Unless otherwise indicated, to our knowledge, each selling shareholder listed below has sole dispositive and voting power with respect to the shares of our common stock shown below as beneficially owned by such selling shareholder, except to the extent authority is shared by spouses under applicable law. Beneficial ownership and percentage have been determined in accordance with Rule 13d-3 under the Exchange Act and generally includes voting or dispositive power with respect to the securities. The information listed below is not necessarily indicative of beneficial ownership for any other purpose.

				Shares of Common	Beneficial Ownership
	Beneficial Ownership Before Offering			Stock Included	After Offering
Name	Stock	Warrants	Total	in Prospectus	Number	Percentage*
Abbatiello, Deborah	10,000	1,500	11,500	11,500	0
Bry, William E. and Barbara J.	10,000	1,500	11,500	11,500	0
Burlington Associates Limited (i)	66,667	10,000	76,667	76,667	0
Chan, Jenny Lien Yip	10,000	1,500	11,500	11,500	0
Chan, Kon Keung	10,000	1,500	11,500	11,500	0
Chan, Tommy	10,000	1,500	11,500	11,500	0
Chen, Lei	18,000	2,700	20,700	20,700	0
Cheng, Man Piu Francis	70,000	10,500	80,500	80,500	0
Colleran, John	10,000	1,500	11,500	11,500	0
Cottam, John	350,000	52,500	402,500	402,500	0

Defilippo, Daniel	100,000	15,000	115,000	115,000	0
Defilippo, Rosina	30,000	4,500	34,500	34,500	0
Ekanem, David	10,000	1,500	11,500	11,500	0
Finn, Daniel	20,000	3,000	23,000	23,000	0
Finn, Thomas and Maureen	10,000	1,500	11,500	11,500	0
Flood, Kevin and Regina	10,000	1,500	11,500	11,500	0
Fortino, Terrance	20,000	3,000	23,000	23,000	0
Georgaroudis, Emmanuel	5,000	750	5,750	5,750	0
Ghitis, Mark	10,000	1,500	11,500	11,500	0
Global Investment Alliance Inc. (ii)	20,000	3,000	23,000	23,000	0
Grunewald, Markus	10,000	1,500	11,500	11,500	0
Jameson Capital, LLC (iii)	500,000	-	500,000	500,000	0
Ji, Lianfang	10,000	1,500	11,500	11,500	0
Jiang, Jessica Fumei	10,000	1,500	11,500	11,500	0
Kaziev, Eduard	5,000	750	5,750	5,750	0
Kelly, Michael	20,000	3,000	23,000	23,000	0
Keung, Shu Lee	30,000	4,500	34,500	34,500	0
Klatsky, Michael	10,000	1,500	11,500	11,500	0
Law, Hoi Yat	20,000	3,000	23,000	23,000	0
Lee, Jack	10,000	1,500	11,500	11,500	0
Li, Zhi Ying	10,000	1,500	11,500	11,500	0
Liang, Guo Hong	70,000	10,500	80,500	80,500	0
Liu, Qian	20,000	3,000	23,000	23,000	0
Lo, Chi Nam Benedict	40,000	6,000	46,000	46,000	0
Ma, Li	40,000	6,000	46,000	46,000	0
Mai, Run Ping	30,000	4,500	34,500	34,500	0
Martin Angus Ranch (iv)	40,000	6,000	46,000	46,000	0
Moitoza, Fatima	10,000	1,500	11,500	11,500	0
Palmero, Herman and Nancy (JTWOS)	40,000	6,000	46,000	46,000	0
Pau, Chak Man	10,000	1,500	11,500	11,500	0
Pro Management Consulting, Inc. (v)	70,000	10,500	80,500	80,500	0
Ramage, Scott	10,000	1,500	11,500	11,500	0
Rhodes, Nicholas	20,000	3,000	23,000	23,000	0
Snaith, Roger	100,000	15,000	115,000	115,000	0
Sung, Ming-Hsuan	67,000	10,050	77,050	77,050	0
Tao, Chang-Hwa	10,000	1,500	11,500	11,500	0
Trewick, Gentel	15,000	2,250	17,250	17,250	0
Viviani, Albert	100,000	15,000	115,000	115,000	0
Wilson, Denis	10,000	1,500	11,500	11,500	0
Witter Global Opportunities, Ltd. (vi)	600,000	90,000	690,000	690,000	0
Wolfington, J Eustace III	32,000	4,800	36,800	36,800	0
Wong, Kai Man Raymond	20,000	3,000	23,000	23,000	0
Wong, Yat Wing	70,000	10,500	80,500	80,500	0
Wong, Yuen Han Michelle	20,000	3,000	23,000	23,000	0
Wu, Feizhen	25,000	3,750	28,750	28,750	0

Xu, Kean	20,000	3,000	23,000	23,000	0
Yang, Yu	20,000	3,000	23,000	23,000	0
Ye, Hui Ying	10,000	1,500	11,500	11,500	0
Ye, Zhi Hao	10,000	1,500	11,500	11,500	0
Yip, Andy	10,000	1,500	11,500	11,500	0
Yip, Cindy T.	10,000	1,500	11,500	11,500	0
Yu, Sin Chai	133,000	19,950	152,950	152,950	0
Zhang, Baozhu	30,000	4,500	34,500	34,500	0
Radnor Research & Trading Company (vii)	-	449,740	449,740	449,740	0
Total	3,146,667	846,740	3,993,407	3,993,407	0

*  Less than 1%, unless otherwise specified

(i)  Valeriy Koropchenko has sole voting and dispositive power with respect to the shares of our common stock beneficially owned by Burlington Associates Limited.

(ii)  James N. Baxter has sole voting and dispositive power with respect to the shares of our common stock beneficially owned by Global Investment Alliance.

(iii)  Timothy S. Orr has sole voting and dispositive power with respect to the shares of our common stock beneficially owned by Jameson Capital, LLC. Jameson Capital, LLC received its shares of our common stock being offered hereby on September 28, 2009, as compensation for consulting services provided to our predecessor shell company in 2009.

(iv)  Randy D. Martin, General Partner of the Martin Angus Ranch, has sole voting and dispositive power with respect to the shares of our common stock beneficially owned by Martin Angus Ranch.

(v)  John Tu has sole voting and dispositive power with respect to the shares of our common stock beneficially owned by Pro Management Consulting, Inc.

(vi)  Sherry Pryor has sole voting and dispositive power with respect to the shares of our common stock beneficially owned by Witter Global Opportunities, Ltd.

(vii)  Morgan Simpson has sole voting and dispositive power with respect to the shares of our common stock beneficially owned by Radnor Research & Trading Company, a registered broker-dealer and FINRA member firm that received its warrants as compensation for placement agent services.

None of the selling shareholders, other than those identified by disclosure above, has, or within the past three years has had, any position, office or material relationship with us or with any of our predecessors or affiliates.

PLAN OF DISTRIBUTION

The selling shareholders identified in this prospectus may offer and sell up to 3,993,407 shares of our common stock, which we issued them, or which we may issue to them upon the exercise of certain warrants issued to them. The selling shareholders may sell all or a portion of their shares of our common stock through public or private transactions at prevailing market prices or at privately negotiated prices.

All of the shares of our common stock and warrants described above were issued previously in private transactions completed prior to the filing of the registration statement of which this prospectus is a part.

The selling shareholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of our common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	On any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	In the over-the-counter markets;
•	In transactions otherwise than on these exchanges or systems or in the over-the-counter markets;
•	Through the writing of options, whether such options are listed on an options exchange or otherwise;
•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	An exchange distribution in accordance with the rules of the applicable exchange;
•	Privately negotiated transactions;
•	Short sales;
•	Sales pursuant to Rule 144;
•	Broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
•	A combination of any such methods of sale; and
•	Any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of our common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of our common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of our common stock short and deliver shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the warrants or shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of our common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of our common stock registered pursuant to the registration statement of which this prospectus is a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of our common stock. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

We have agreed to pay all expenses of the registration of the shares of our common stock covered by this prospectus including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with our agreement to register the shares of our common stock, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus is a part, the shares of our common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

The following description of our securities, including all material provisions of our common stock, and provisions of our Articles of Incorporation and Amended and Restated Bylaws is only a summary. You should refer to our Articles of Incorporation and Amended and Restated Bylaws, copies of which have been incorporated by reference as an exhibit to the Registration Statement on Form S-1 we filed with the SEC on November 10, 2009, and as an exhibit to the Current Report on Form 8-K we filed with the SEC on June 30, 2011, respectively. The following discussion is qualified in its entirety by reference to such exhibits.

Authorized Capital Stock

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share. We have no other authorized class of stock.

Capital Stock Issued and Outstanding

As of October 11, 2011, 17,898,267 shares of our common stock were issued and outstanding and held of record by approximately 102 shareholders. Some shares of our common stock are held in street or nominee name by brokers and other institutions on behalf of shareholders and we are unable to estimate the total number of shareholders represented by these record holders. On June 14, 2011, we authorized a 5-for-1 forward split of our common stock, effective June 27, 2011.

As of October 11, 2011, 899,480 shares of our common stock are reserved for issuance upon the exercise of warrants outstanding. The warrants are immediately exercisable, expire on the third anniversary of their issuance and entitle their holders to purchase up to 899,480 shares of our common stock for $2.00 per share. We may call the warrants at $4.00 per share at any time after: (i) a registration statement registering the common stock underlying the warrants becomes effective; (ii) the common stock is listed on a national securities exchange; and (iii) the closing price of the common stock equals or exceeds $4.00.

As of October 11, 2011, we have no options outstanding to purchase any capital stock or other securities convertible into capital stock.

Description of Common Stock

The holders of our common stock are entitled to one vote per share. Our Articles of Incorporation do not provide for cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of legally available funds; however, the current policy of our Board of Directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 18,745,007 shares of our common stock issued and outstanding, assuming full exercise of the warrants held by the selling shareholders, representing 25% of the 75,000,000 authorized shares of our common stock, par value $0.001. The number of shares of our common stock outstanding after this offering is based on 17,898,267 shares of our common stock outstanding as of October 11, 2011, which excludes 899,480 shares of our common stock issuable upon exercise of warrants outstanding as of October 11, 2011, at an exercise price of $2.00. All of the 3,993,407 shares of our common stock sold pursuant to this offering will be freely transferable without restriction or further registration under the Securities Act. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Our common stock currently is not eligible for trading on any national securities exchange, and is quoted on the OTCBB and trades in the over-counter-markets. The market for our common stock historically has been limited and we cannot assure you that a larger market will ever be developed or maintained.

We are not aware of any plans by any significant shareholder to dispose of significant numbers of shares of our common stock. We cannot assure you, however, that one or more existing shareholders will not dispose of significant numbers of shares of our common stock. No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of our common stock for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our common stock.

Lock-Up Agreements

Our management and certain of our other significant shareholders who received shares of our common stock issued pursuant to the Share Exchange Agreement are subject to lockup agreements that prohibit their sale of all shares of our common stock held currently or acquired in the future to the general public until three years from the date our common stock is first listed on a national securities exchange, except in the event of a change of control or sale of our company.

Registration Rights

In connection with our private placement that closed on August 18, 2011, we entered into a registration rights agreement with certain shareholders under which such shareholders are entitled to certain registration rights. Under the terms of the registration rights agreement, we are required to register the 3,493,407 shares of our common stock, and shares of our common stock issuable upon exercise of the warrants, issued to such shareholders in the private placement. Subject to certain grace periods, the registration statement must be declared effective by the SEC within 180 days of the closing of the private placement and remain effective and available for use until such shareholders can sell all of the securities covered by the registration statement without restriction pursuant to Rule 144 or Regulation S under the Securities Act. If we fail to meet the filing or effectiveness requirements of the registration statement, we are required to pay liquidated damages of 1% of the aggregate purchase price paid by such shareholder for any registrable securities then held by such shareholder on the date of such failure and on each anniversary of the date of such failure until such failure is cured. Our management and employees that invested in the private placement are not entitled to the registration rights described above for the 404,340 shares of our common stock, and shares of our common stock issuable upon exercise of warrants, issued to such management and employee shareholders in the private placement.

EXPERTS

The audited consolidated financial statements of Nova Furniture Limited and its subsidiaries for the years ended December 31, 2010 and 2009, were audited by Marcum Bernstein and Pinchuk LLP, or Marcum, an independent registered public accounting firm, to the extent set forth in its report and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Holland & Hart LLP, Reno, Nevada.

CHANGE IN INDEPENDENT ACCOUNTANT

On July 13, 2010, we dismissed Kyle L. Tingle, CPA, LLC, or Tingle, as our principal independent registered public accounting firm, and engaged Goldman Kurland and Mohidin, LLP, or GKM, as our new principal independent registered public accounting firm. Our Board of Directors approved of this decision.

The reports of Tingle on our financial statements for the period from September 9, 2009 (inception) through September 30, 2009, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the report on our financial statements as of and for the year ended September 30, 2009, was qualified as to our ability to continue as a going concern.

From our inception through July 12, 2010, there were no disagreements with Tingle on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Tingle, would have caused it to make reference to the matter in its reports, nor did Tingle advise us of any of the matters identified in Item 304(a)(1)(v)(A) - (D) of Regulation S-K.

From our inception through July 13, 2010, we did not consult GKM regarding either: (a) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements; or (b) any matter that was the subject of a disagreement.

On June 30, 2011, we dismissed GKM as our principal independent registered public accounting firm, and engaged Marcum as our new principal independent registered public accounting firm. Our Board of Directors approved of this decision.

GKM’s report on our financial statements for the year ended September 30, 2010, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that it was qualified as to our ability to continue as a going concern.

During our most recent fiscal year and through to June 30, 2011, there were no disagreements with GKM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of GKM, would have caused it to make reference to the matter in its reports, nor did GKM advise us of any of the matters identified in Item 304(a)(1)(v)(A) - (D) of Regulation S-K.

During our most recent fiscal year and through to June 30, 2011, we did not consult Marcum regarding either: (a) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements; or (b) any matter that was the subject of a disagreement or a reportable event. Marcum provided a report on the financial statements of Nova Furniture and its subsidiaries for the years ended December 31, 2010 and 2009.

AVAILABLE INFORMATION

This prospectus is part of a registration statement on Form S-1 we have filed with the SEC. We have not included in this prospectus all of the information contained in the registration statement and you should refer to our registration statement and its exhibits for further information.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

Our website address is www.novalifestyle.com. The information on our website is not incorporated into this prospectus.

NOVA FURNITURE LIMITED
FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOVA FURNITURE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Nova Furniture Limited

We have audited the accompanying consolidated balance sheets of Nova Furniture Limited (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nova Furniture Limited as of December 31, 2010 and 2009, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP
New York, NY
May 18, 2011 (except for Note 18, for which the date is October 14, 2011)

NOVA FURNITURE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2009

	2010	2009

Assets

Current Assets
Cash and cash equivalents	$985,004	$2,172,267
Accounts receivable	6,487,042	3,987,628
Advance to suppliers	277,081	161,769
Inventory	1,017,704	2,298,151
Due from related party	--	137,692
Other current assets	175,323	232,632
Deferred tax asset	115,237	71,848

Total Current Assets	9,057,391	9,061,987

Non-Current Assets
Plant, property and equipment, net	8,192,937	3,225,472
Construction in progress	75,498	596,527
Intangible assets, net	471,812	468,173

Total Non-Current Assets	8,740,247	4,290,172

Total Assets	$17,797,638	$13,352,159

The accompanying notes are an integral part of these consolidated financial statements.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2010 AND 2009

	2010	2009

Liabilities and Stockholders' Equity

Current Liabilities
Accounts payable	$1,160,634	$994,751
Advance from customers	25,016	120,884
Accrued expenses and other payables	1,065,421	780,359
Taxes payable	197,785	84,551
Due to related party	197,776	--

Total Current Liabilities	2,646,632	1,980,545

Non-Current Liabilities
Deferred rent payable	43,169	37,076
Deferred tax liability, net	1,274	3,358
Income taxes payable	2,368,795	1,418,702

Total Non-Current Liabilities	2,413,238	1,459,136

Total Liabilities	5,059,870	3,439,681

Contingencies and Commitments

Stockholders' Equity
Common stock, $0.001 par value; 75,000,000 shares authorized, 9,685,000 shares issued and outstanding as of December 31, 2010 and 2009, respectively	9,685	9,685
Additional paid in capital	10,902,815	10,402,815
Statutory reserves	6,241	6,241
Accumulated other comprehensive income	1,611,756	1,316,885
Retained earnings (accumulated deficit)	207,271	(1,823,148)

Total Stockholders' Equity	12,737,768	9,912,478

Total Liabilities and Stockholders' Equity	$17,797,638	$13,352,159

The accompanying notes are an integral part of these consolidated financial statements.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

Net Sales	$28,818,982	$21,670,448

Cost of Sales	21,242,024	14,287,643

Gross Profit	7,576,958	7,382,805

Operating Expenses
Selling expenses	959,673	825,296
General and administrative expenses	1,205,881	751,673
Loss on disposal of plant, property and equipment	144,732	134,184

Total Operating Expenses	2,310,286	1,711,153

Income From Operations	5,266,672	5,671,652

Other Income (Expenses)
Non-operating income	58,477	57,365
Non-operating expenses	(633)	(12,584)
Foreign exchange transaction loss	(66,419)	(20,334)
Financial expense	(20,007)	(14,334)

Total Other (Expenses) Income, Net	(28,582)	10,113

Income Before Income Tax	5,238,090	5,681,765

Income Tax Expense	1,035,081	1,038,122

Net Income	4,203,009	4,643,643

Other Comprehensive Income
Foreign currency translation	294,871	(67,074)

Comprehensive Income	$4,497,880	$4,576,569

Basic weighted average shares outstanding	9,685,000	9,685,000
Diluted weighted average shares outstanding	9,685,000	9,685,000

Basic net earnings per share	$0.43	$0.48
Diluted net earnings per share	$0.43	$0.48

The accompanying notes are an integral part of these consolidated financial statements.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

				Accumulated		Retained
			Additional	Other		Earnings	Total
	Common stock		Paid in	Comprehensive	Statutory	(Accumulated	Stockholders'
	Shares	Amount	Capital	Income	Reserve	Deficit)	Equity

Balance - January 1, 2009	9,685,000	$9,685	$8,002,815	$1,383,959	$6,241	$185,981	$9,588,681

Cumulative effect of a change in
accounting principle	--	--	--	--	--	(384,957)	(384,957)

Capital contribution	--	--	2,400,000	--	--	--	2,400,000

Net income for the year	--	--	--	--	--	4,643,643	4,643,643

Transfer to statutory reserve	--	--	--	--	--	--	--
							--
Dividend declared and paid	--	--	--	--	--	(6,267,815)	(6,267,815)

Foreign currency translation loss	--	--	--	(67,074)	--	--	(67,074)

Balance - December 31, 2009	9,685,000	9,685	10,402,815	1,316,885	6,241	(1,823,148)	9,912,478

Capital contribution	--	--	500,000	--	--	--	500,000

Net income for the year	--	--	--	--	--	4,203,009	4,203,009

Transfer to statutory reserve	--	--	--	--	--	--	--

Dividend declared and paid	--	--	--	--	--	(2,172,590)	(2,172,590)

Foreign currency translation gain	--	--	--	294,871	--	--	294,871

Balance - December 31, 2010	9,685,000	$9,685	$10,902,815	$1,611,756	$6,241	$207,271	$12,737,768

The accompanying notes are an integral part of these consolidated financial statements.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

Cash Flows From Operating Activities
Net Income	$4,203,009	$4,643,643
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on fixed assets disposal	144,732	134,184
Depreciation and amortization	374,123	372,795
Changes in operating assets and liabilities:	(42,407)	(68,461)
Accounts receivable	(2,367,899)	(2,589,305)
Advance to suppliers	(107,901)	78
Inventory	1,322,444	(67,687)
Notes receivable	16,763	(16,791)
Other current assets	45,123	1,432,573
Accounts payable	149,571	10,071
Advance from customers	(96,590)	(105,613)
Accrued expenses and other payables	255,245	170,243
Deferred rent payable	4,049	4,792
Taxes payable	995,422	1,112,671

Net Cash Provided by Operating Activities	4,895,684	5,033,193

Cash Flows From Investing Activities
Proceeds from disposal of fixed assets	--	21,020
Acquisition of property and equipment	(4,742,229)	(186,511)
Construction in progress	--	(596,283)

Net Cash Used in Investing Activities	(4,742,229)	(761,774)

Cash Flows From Financing Activities
Due from related party	138,886	453,755
Due to related party	193,487	--
Dividend paid	(2,172,590)	(6,267,815)
Capital contribution	500,000	2,400,000

Net Cash Used in Financing Activities	$(1,340,217)	$(3,414,060)

The accompanying notes are an integral part of these consolidated financial statements.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

Effect of Exchange Rate Changes on
Cash and Cash Equivalents	$(501)	$(42,944)

Net (decrease) increase in cash and cash equivalents	(1,187,263)	814,415

Cash and cash equivalents, beginning balance	2,172,267	1,357,852

Cash and cash equivalents, ending balance	$985,004	$2,172,267

Supplemental Disclosure of Cash Flow Information

Cash paid during the period for:
Income tax payments	$78,936	$--

Supplemental Disclosure of Non-Cash Investing Activities

Transfer from construction in progress to fixed assets	$527,839	$--

The accompanying notes are an integral part of these consolidated financial statements.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 1 - Organization and Description of Business

Nova Furniture Limited (“Nova Furniture BVI”) was incorporated under the laws of the British Virgin Islands (“BVI”) on April 29, 2003, primarily engaged in investment in China.

On June 6, 2003 Nova Furniture BVI formed Dongguan Nova Furniture Co., Ltd (“Nova Dongguan”), which was incorporated in the Guangdong Province of the People’s Republic of China (“PRC”), primarily engaged in the development, manufacture and sale of furniture.

Effective March 8, 2005, the controlling shareholders of Nova Furniture BVI formed another company Nova Furniture Holdings Limited (“Nova Holdings BVI”) under the laws of the BVI, and transferred their equity interest in Nova Furniture BVI into Nova Holdings BVI. This transaction was accounted for as a reorganization of entities under common control, with assets and liabilities transferred at their carrying amounts, and the financial statements presented as if the reorganization had occurred retroactively.

On May 20, 2006, Nova Holdings BVI formed Nova Furniture Macao Commercial Offshore Ltd (Nova Macao) in Macao. Nova Macao was mainly engaged in furniture trading with products purchased and imported from Nova Dongguan. As a result, Nova Holdings BVI became the sole shareholder of Nova Macao, Nova Furniture BVI and its subsidiary, Nova Dongguan.

In January 2011, Nova Holdings BVI transferred their equity interest in Nova Macao to Nova Furniture BVI. This transaction was accounted for as a reorganization of entities under common control, with assets and liabilities transferred at their carrying amounts, and the financial statements presented as if the reorganization had occurred retroactively as of the beginning of the first period presented.

Nova Furniture BVI, Nova Dongguan and Nova Macao are collectively called Nova or the Company.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with Accounting Principles Generally Accepted in the United States (“US GAAP”) for Nova Furniture BVI and its subsidiaries, Nova Dongguan and Nova Macao. Nova Furniture BVI’s functional currency is United States Dollars (“$” or “USD”).  Nova Dongguan’s functional currency is Chinese Yuan Renminbi (“RMB”), and Nova Macao’s functional currency is Macau Pataca (“MOP”); however the accompanying financial statements have been translated and presented in United States Dollars (“$” or “USD”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Nova Furniture BVI, and its wholly owned subsidiaries, Nova Dongguan and Nova Macao. All significant inter-company accounts and transactions were eliminated in consolidation.

Use of Estimates

In preparing financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant estimates, required by management, include the reserve of bad debt allowance, recoverability of long-lived assets and the valuation of inventories. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company’s policy is to maintain an allowance for potential credit losses on account receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.   Based on historical collection activity, the Company did not record an allowance for bad debts as of December 31, 2010 and 2009, respectively.

Inventories

Inventories are stated at the lower of cost or market value with cost determined on a weighted average basis, which approximates the first-in first-out method. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down their inventories to market value, if lower. The Company did not record any provision of inventory in 2010 and 2009.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and improvements are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with 10% salvage value and estimated lives as follows:

Building and workshops	20 years
Computer and office equipment	5 years
Machinery	10 years
Autos	5 years

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. Based on its review, the Company believes that, as of December 31, 2010 and 2009, there were no significant impairments of its long-lived assets.

Research and Development

Research and development costs are related primarily to the Company designing and testing of its new products in development stage. Research and development costs are recognized in general and administrative expenses and expensed as incurred.  For the years ended December 31, 2010 and 2009, research and development expense was $77,654 and $64,209, respectively.

Income Taxes

The Company utilizes the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company adopted the provisions of ASC Topic 740. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Nova Dongguan is subject to taxation in the PRC. Dongguan’s PRC income tax returns are generally not subject to examination by the tax authorities for tax years before 2006. With a few exceptions, the tax years 2006-2010 remain open to examination by tax authorities in the PRC.

China's new Corporate Income Tax Law ("CIT Law"), together with its Implementation Regulations, introduced a set of anti-avoidance measures in Chapter 6 - Special Tax Adjustments.  In January, 2009, the State Administration of Taxation issued Circular of the State Administration of Taxation on the Issuance of the Implementation Measure of Special Tax Adjustments (“Circular 2”).  The regulation is applied retrospectively for tax years beginning after January 1, 2008.  Article 3 of Circular 2 states that in respect of transfer pricing administration, relevant tax authorities shall examine business transactions between enterprises and their related parties (“related-party transactions”) and evaluate whether they are conducted on an arm’s-length basis, in addition to conducting investigations and making adjustments, as required under Chapter 6 of the CIT Law and Article 36 of the Tax Collection Law.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

At December 31, 2010 and 2009, the Company performed an analysis for significant uncertain tax position on its tax return for 2009 and prior years or in computing its tax provision and conclude that the adoption of ASC 740 had a material impact on the Company’s financial statement for 2010 and 2009, and recorded additional income tax expense of approximately $772,000 and $976,000 for the years ended December 31, 2010 and 2009, respectively; the initial adoption of approximately $369,000 prior to 2009 was recorded as a cumulative effect of adopting an accounting policy adjustment to the retained earnings.

The significant uncertain tax position arose from the transfer pricing between Nova Dongguan and Nova Macao, wherein the Company determined that the gross profit generated by Nova Dongguan from sales to Nova Macao was materially different from profits generated from sales to third parties. The Statue of Limitation for transfer pricing issue is 10 years starting from the tax year when the transfer pricing issue arises pursuant to the Chinese tax law (see Note 12).

A reconciliation of the January 1, 2009 through December 31, 2010 amount of unrecognized tax benefits excluding interest and penalties ("Gross UTB") is as follows:

Gross UTB
Initial adoption	$369,412
Increase in unrecorded tax benefits taken in 2009	976,045
Exchange rate adjustment - 2009	746

Ending Balance - December 31, 2009	1,346,203

Increase in unrecorded tax benefits taken in 2010	771,976
Exchange rate adjustment - 2010	71,015

Ending Balance - December 31, 2010	$2,189,194

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

At December 31, 2010 and 2009, the Company had cumulatively accrued approximately $175,000 and $72,000 for estimated interest and penalties related to uncertain tax positions.  The company recorded interest and penalties related to unrecognized tax positions as a component of income tax expense, which totaled approximately $102,500 and $72,400 for the years ended December 31, 2010 and 2009, respectively.  If recognized, the entire balance of unrecognized tax benefits as of December 31, 2010 would affect the Company’s effective tax rate.  The Company anticipates no significant change to the total amount of unrecognized tax benefits as of December 31, 2010 within the next 12 months.

Revenue Recognition

The Company's revenue recognition policies are in compliance ASC Topic 605, “Revenue Recognition”.  Sales revenue is recognized when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, and no other significant obligations of the Company exist and collectability is reasonably assured.  No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, or the possible return of the goods. Payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

Sales revenue represents the invoiced value of goods, net of value-added taxes (VAT). All Company products are sold in the PRC and subject to the Chinese VAT of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product. The Company records VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government.

Franchise Arrangements

In 2010, the Company began entering into area franchise agreements with customers who operate specialty furniture store only for Nova brand. The agreement provides the franchisee to retail sell Nova furniture products for a period of 1 year from the date of the agreement. The franchisee is required to pay a 30,000 RMB deposit at signing of the agreement.  This deposit is used as the payment for the future purchase and is deferred on the balance sheet as

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Franchise Arrangements (continued)

a customer deposit. The franchisee is required to guarantee a minimum purchase amount from the franchisor during the contract period. The franchisor has the right to terminate the agreement should the minimum purchase amounts not be met. The franchisor will provide the franchisee store images and designs, signage, floor plan product information and training.  In addition, the franchisor will rebate a per square meter subsidy to the franchisee for the store build-out within six months from the agreement date.  The franchisee earns 30% of the rebate on its initial purchase from the franchisor and then at a rate of 5% of each subsequent purchase until fully refunded or six months from the agreement date, whichever is early.  At December 31, 2010, the Company had franchising subsidy payable of $121,914. In accordance with ASC 605-50, as the Company does not receive an identifiable benefit from these rebates, it should be recorded as a reduction of revenue on sales to the franchisee.

Cost of Goods Sold

Cost of goods sold consists primarily of material costs, labor costs, and related overhead which are directly attributable to the production of the products.  Write-down of inventory to the lower of cost or net realizable value is also recorded in the cost of goods sold.

Shipping and Handling Costs

Shipping and handling costs related to delivery of finished goods are included in selling expenses. During 2010 and 2009, shipping and handling costs were $559,425 and $466,397, respectively.

Advertising

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred.  The advertising expense was $23,000 and $-- for the years ended December 31, 2010 and 2009.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of accounts and other receivables. The Company does not require collateral or other security to support these receivables. The Company conducts periodic reviews of its clients' financial condition and customer payment practices to minimize collection risk on accounts receivable.

The operations of the Company are in the PRC.  Accordingly, the Company's business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy.

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company's operations is calculated based upon local currencies.  As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Fair Value of Financial Instruments

Some of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued liabilities and short-term debt, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC Topic 480, “Distinguishing Liabilities from Equity,” and ASC Topic 815, “Derivatives and Hedging.”

As of December 31, 2010 and 2009, the Company did not identify any assets and liabilities required to be presented on the balance sheet at fair value.

Foreign Currency Translation and Transactions

The accompanying consolidated financial statements are presented in USD. The Company’s wholly-owned subsidiaries’ functional currencies are RMB and MOP, respectively. The functional currencies of the Company’s foreign operations are translated into USD for balance sheet accounts using the current exchange rates in effect as of the balance sheet date and for revenue and expense accounts using the weighted-average exchange rate during the fiscal year. The translation adjustments are recorded as a separate component of stockholders’ equity, captioned accumulated other comprehensive income (loss). Gains and losses resulting from transactions denominated in foreign currencies are included in other income (expense) in the consolidated statements of operations. There have been no significant fluctuations in the exchange rate for the conversion of RMB and MOP to USD after the balance sheet date.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Comprehensive Income (Loss)

The Company follows FASB ASC 220 “Reporting Comprehensive Income”. Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. Comprehensive income for 2010 and 2009 included net income and foreign currency translation adjustments.

Segment Reporting

ASC Topic 280, "Segment Reporting," requires use of the “management approach” model for segment reporting.  The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. ASC Topic 280 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment - manufacturing and selling the furniture.  The Company consists of one reportable business segment.

The Company operates exclusively in one business: the design and manufacture of furniture. All of the Company’s long-lived assets for production are located in its facilities in Dongguan, Guangdong Province, China, and operate within the same environmental, safety and quality regulations governing industrial component manufacturing companies. The Company established its subsidiary, Macao, solely for the purpose of marketing and selling the Company’s products. As a result, management views the Dongguan and Macao’s business and operations as a blended gross margin when determining future growth, return on investment and cash flows. Accordingly, management has concluded that the Company had one reportable segment under ASC 280 because: (i) all of the Company’s products are created with similar production processes, in the same facilities, under the same regulatory environment and sold to similar customers using similar distribution systems; and (ii) both Dongguan and Macao are operated under the same management with same resources; management views Dongguan and Macao’s operation as a whole for making business decisions.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In December 2010, FASB issued ASU No. 2010-28, Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this Update affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in this Update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Upon adoption of the amendments, any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of an adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings. This standard will be adopted effective January 1, 2011. The Company does not expect the adoption of this ASU would have a material impact to the Company’s consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company intends to adopt the disclosure requirements for any business combinations in 2011.

In January 2010, FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to ASC Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. This standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect the adoption of this ASU would have a material impact to the Company’s consolidated financial statements.

In January 2010, FASB issued ASU N0. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash. The update clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of ASC Topic 505 and Topic 260, Earnings Per Share. This standard is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this standard did not have a material impact to the Company’s consolidated financial position or results of operations.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 3 - Inventory

Inventory consisted of finished goods and raw material at December 31, 2010 and 2009 as follows:

	2010	2009
Finished goods	$282,335	$279,141
Raw material	160,302	1,841,861
Work in progress	575,067	177,149

	$1,017,704	$2,298,151

Note 4 - Property and Equipment, Net

As of December 31, 2010 and 2009, property and equipment consisted of the following:

	2010	2009
Building and workshops	$7,197,084	$2,502,211
Office equipment	269,916	245,669
Automobiles	293,452	255,061
Machinery	2,397,658	1,869,873
Less: Accumulated depreciation	(1,965,173)	(1,647,342)

	$8,192,937	$3,225,472

Depreciation expense was $363,471 and $362,239 for the years ended December 31, 2010 and 2009, respectively.

Note 5 - Intangible Assets

Intangible assets consisted of land use right. All land in the PRC is government-owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” to use the land. The Company has the right to use the land for 50 years and is amortizing such rights on a straight-line basis for 50 years.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 5 - Intangible Assets (continued)

Intangible assets consisted of the following at December 31, 2010 and 2009, respectively:

	2010	2009
Land use right	$544,399	$528,015
Less: Accumulated amortization	(72,587)	(59,842)

Net	$471,812	$468,173

Amortization of intangible assets for the years ended December 31, 2010 and 2009 was $10,652 and $10,556, respectively.  Annual amortization expense for the next five years from December 31, 2011, is expected to be $11,000, $11,000, $11,000, $11,000 and $11,000, respectively.

 Note 6 - Construction in Progress

Construction in progress represents factory construction project which was commenced in 2009. The project was substantially completed in 2010 and passed required government’s inspection. The Company is waiting for the property certificate to be issued by the relevant authority, and expects to receive such certificate in October 2011.  At December 31, 2010 and 2009, the Company has construction in progress of $75,498 and $596,527, respectively.

Note 7 - Other Current Assets

Other current assets consisted of following at December 31, 2010 and 2009:

	2010	2009
VAT receivable	$--	$50,112
Other receivables	126,394	165,739
Prepaid expenses	48,929	--
Note receivable	--	16,781

Total	$175,323	$232,632

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 7 - Other Current Assets (continued)

Other receivables represented cash advances to employees and advertisement and exhibition deposits.  Other receivables were $126,394 and $165,739 at December 31, 2010 and 2009, respectively.

Note 8 - Major Customers and Vendors

Two major customers accounted for 64% (43% and 21% for each) and 65% (48% and 17% for each) of the Company’s sales for 2010 and 2009, respectively. Accounts receivable from these customers amounted to $1,279,359 and $1,035,790 as of December 31, 2010 and 2009, respectively.

The Company purchased its products from one major vendor during 2010 and 2009 with accounting for 29% and 27% of the purchases, respectively. Accounts payable to this vendor was $-- and $848,875 as of December 31, 2010 and 2009, respectively.

Note 9 - Accrued Liabilities and Other Payables

Accrued liabilities and other payables consisted of the following at December 31, 2010 and 2009, respectively:

	2010	2009
Other payables	$151,182	$295,054
Salary payable	669,710	397,483
Franchising subsidy	121,914	--
Accrued expenses	122,615	87,822

Total	$1,065,421	$780,359

Accrued expenses represented accrued utility and freight expenses. Other payables represented payables to contractors and vendors other than for material purchase.  Franchising subsidy represented accrued amount the Company shall pay to its franchisees to support them for the franchise stores decoration.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 10 - Due From/to Related Party

Due from related party represented receivable from a shareholder. At December 31, 2009, the balance of due from related party was $137,692. It was an advance with no interest, payable upon demand, and was unsecured. The shareholder repaid this advance in full in 2010.

As of December 31, 2010, the Company had $197,776 due to related party, which was an advance for the Company’s operating needs from a shareholder; this advance bore no interest, payable upon demand and was unsecured. The Company repaid the shareholder in full in April 2011.

Note 11 - Deferred Rent Payable

Deferred rent payable represented supplemental payments the Company needs to pay to the residents who originally lived in the land where the Company acquired land use right for commercialize use.  The Company was required to pay annual amount at RMB 800 per Mu (or 666.67 per Square Meter) for total of 60 Mu (or 40,000 Square Meters) starting from 2003 for 60 years. The price will be increased 10% every 5 years. The Company recorded such expense on a straight line basis. During 2010 and 2009, the Company recorded expense of $4,836 and $4,792, respectively. As of December 31, 2010 and 2009, the Company has $43,169 and $37,076 deferred rent payable, respectively.

Note 12 - Taxes Payable and Income Taxes

Taxes payable consisted of the following at December 31, 2010 and 2009:

	2010	2009
Other taxes payables	$--	$10,898
Income tax payable	197,785	73,653

Total Taxes Payable - current	$197,785	$84,551

Income tax payable - noncurrent	$2,368,795	$1,418,702

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 12 - Taxes Payable and Income Taxes (continued)

Noncurrent income tax payable arose from management’s assessment on significant uncertain tax position under ASC 740, for the transfer pricing between Nova Dongguan and Nova Macao, wherein the gross profit generated by Nova Dongguan from sales to Nova Macao was materially different from profits generated from sales to third parties. The Statue of Limitation for transfer pricing issue is 10 years starting from the tax year when the transfer pricing issue arises pursuant to the Chinese tax law (see Income Taxes accounting policy under Note 2).

Nova Furniture BVI was incorporated in BVI. There is no income tax for company domiciled in BVI. Accordingly, the Company’s consolidated financial statements do not present any income tax provisions related to BVI tax jurisdiction where Nova furniture BVI is domiciled.

Nova Dongguan is governed by the Income Tax Law of the PRC concerning the private-run enterprises and subject to 25% corporate income tax rate for 2010 and 2009. Nova Macao is income tax-exempt entity incorporated and domiciled in Macao.

The components of income before income taxes from operations consisted of the following:

	2010	2009
	US$	US$
Income (loss) subject to foreign income taxes only	$5,238,090	$5,681,765
Intercompany elimination	--	--

	$5,238,090	$5,681,765

The provisions for income tax expenses for the years ended December 31, 2010 and 2009 consisted of the following:

	2010	2009
Income tax expense - current	$1,077,488	$1,106,583
Income tax benefit - deferred	(42,407)	(68,461)

Total Income Tax Expenses	$1,035,081	$1,038,122

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 12 - Taxes Payable and Income Taxes (continued)

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for 2010 and 2009:

	2010	2009
Tax at PRC statutory rate	$1,309,522	$1,420,441
Permanent difference	31,653	(102,637)
Tax exemption	(1,180,648)	(1,309,142)
Prior year true ups	--	(3,501)
ASC 740-10 Uncertain Tax Position	874,554	1,032,961

Total	$1,035,081	$1,038,122

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred taxes are comprised of the following:

	2010	2009
Current deferred tax asset:
Accrued liabilities	$115,237	$71,848

Noncurrent deferred tax assets:
Land use right and deferred supplemental payment on land	$17,468	$15,744
Fixed assets improvements	917	1,184

Noncurrent deferred tax liability:
Depreciation on building	(19,659)	(20,286)

Noncurrent Deferred Tax Liability, Net	$(1,274)	$(3,358)

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 12 - Taxes Payable and Income Taxes (continued)

The Company has not recorded any valuation allowance against all of its PRC deferred tax assets for the years ended December 31, 2010 and 2009. In accordance with ASC 740 Accounting for Income Taxes, based on all available evidence, including the Company’s historical results and the forecast of its future income, it is more likely than not that all of its PRC entities will be able to realize the Company's deferred tax assets.  The Company does not have any net operating loss carry forwards for PRC enterprise income tax purposes, at December 31, 2010 and 2009, respectively.

Note 13 - Stockholders’ Equity

Contribution by Shareholders

On December 3, 2009 and December 9, 2009, shareholders made cash contribution of $2,000,000 and $400,000 to the Company, respectively. On September 21, 2010, shareholders contributed additional $500,000 cash to the Company. As of December 31, 2010 and 2009, the Company had $10,912,498 and $10,412,498 paid in capital, respectively.

Dividend declared and paid

The Company declared and paid dividend to its shareholders from Nova Macao’s 2010 and 2009 net income for $2,172,590 and $6,267,815, respectively.

Note 14 - Statutory Reserves

Pursuant to the corporate law of the PRC and Macao, Nova Dongguan and Nova Macao are only required to maintain one statutory reserve by appropriating from its after-tax profit before declaration or payment of dividends. The statutory reserve represents restricted retained earnings.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

 Note 14 - Statutory Reserves (continued)

Surplus Reserve Fund

Nova Dongguan and Nova Macao are required to transfer 10% of its net income, as determined under PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital.

The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issuance is not less than 25% of the registered capital.

At December 31, 2010 and 2009, Nova Macao had surplus reserve of $6,241, representing 50% of the Company’s registered capital. Nova Dongguan did not make any surplus reserve due to its accumulated deficit.

Common Welfare Fund

The common welfare fund is a voluntary fund to which the Company can elect to transfer 5% to 10% of its net income. This fund can only be utilized on capital items for the collective benefit of the Company’s employees, such as construction of dormitories, cafeteria facilities, and other staff welfare facilities. This fund is non-distributable other than upon liquidation. The Company does not participate in this voluntary fund.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 15 - Geographical Sales

Geographical distribution of sales is as follows:

Geographical Areas	2010	2009
China	$8,349,254	$4,184,906
North America	2,933,829	2,876,379
Asia	1,266,273	1,496,974
Europe	14,059,678	11,697,362
Australia	1,064,426	755,249
Hong Kong	870,938	391,110
Other countries	274,584	268,468

	$28,818,982	$21,670,448

Note 16 - Commitments And Contingencies

Rents

Nova Macao leased an office in Macao under a one-year, automatically renewable lease agreement on May 1, 2008 with an expiration date of April 30, 2009. The monthly rent under this lease was approximately $1,100 (HKD 9,000). The lease agreement was renewed automatically on an annual basis at anniversary from the first maturity date.

As of December 31, 2010, future rental payment of remaining period until expiration under this operating lease is approximately $4,400.

Total rental expense for 2010 and 2009 was $13,200 and $13,200, respectively.

Litigation

A former employee of the Company has filed a claim against the Company and alleged the Company breached a contract and failed to pay him RMB 682,022 ($100,000) for the work he performed.  An initial hearing was held on April 18, 2011 whereat the Company requested dismissal of the claim. The Company expects the Court will issue a ruling on this matter by the end of May 2011.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 17 - Operating Risks

The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchase and expense transactions are denominated in RMB and MOP, and all of the Company’s assets and liabilities are also denominated in RMB and MOP. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

Note 18 - Recapitalization

Effective as of June 27, 2011, in anticipation of the Share Exchange Agreement and related transactions described below, Stevens Resources, Inc., a company incorporated in the State of Nevada on September 9, 2009, changed its name to Nova Lifestyle, Inc. (“Nova Lifestyle”) through a merger with its wholly owned, non-operating subsidiary established solely to change its name pursuant to Nevada law. Concurrently with this action, Nova Lifestyle authorized a 5-for-1 forward split of its common stock effective June 27, 2011. Prior to the forward split, Nova Lifestyle had 2,596,000 shares of its common stock outstanding, and, after giving effect to the forward split, it had 12,980,000 shares of its common stock outstanding.

On June 30, 2011, Nova Lifestyle entered into and consummated a series of agreements that resulted in the acquisition of all of the ordinary shares of Nova Furniture BVI. Pursuant to the terms of a Share Exchange Agreement and Plan of Reorganization dated June 30, 2011 (the “Share Exchange Agreement”), Nova Lifestyle issued 11,920,000 shares of its common stock to the four designee shareholders of Nova Furniture BVI in exchange for their 10,000 ordinary shares of Nova Furniture BVI, consisting of all of its issued and outstanding capital stock. Concurrently with the Share Exchange Agreement and as a condition thereof, Nova Lifestyle entered into an agreement with its former president and director, pursuant to which he returned 10,000,000 shares of Nova Lifestyle’s common stock to Nova Lifestyle for cancelation in exchange for $80,000. The $80,000 was a 90-day note bearing interest at 0.46% per annum payable to the former shareholder. Upon completion of the foregoing transactions, Nova Lifestyle had 14,900,000 shares of its common stock issued and outstanding.

For accounting purposes, the transaction is being accounted for as a recapitalization of Nova Furniture BVI because Nova Furniture BVI’s shareholders own the majority of Nova Lifestyle’s outstanding common stock and exercise significant influence over the operating and financial policies of the consolidated entity and Nova Lifestyle was a non-operating shell prior to the acquisition. Pursuant to Securities and Exchange Commission rules, the merger or acquisition of a private operating company into a non-operating public shell with nominal net assets is considered a capital transaction in substance, rather than a business combination. The effect of the recapitalization has been retroactively restated and the effect on earnings per share for these periods included in these financial statements.

NOVA FURNITURE LIMITED AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 19 - Subsequent Events

The Company has evaluated subsequent events to determine if events or transactions occur through May 18, 2011 require potential adjustment to the disclosure in the financial statements.

On March 17, 2011, Nova Dongguan incorporated Nova Dongguan Chinese Style Furniture Museum (“Nova Museum”) and contributed capital of RMB 1 million, an addition capital contribution of RMB 1.13 million was made on March 29, 2011. Nova Museum is a non-profit organization, mainly for promoting and disseminating the culture and history of Chinese Style furniture and expanding the Company’s domestic furniture market.

In January 2011, Nova Furniture BVI issued additional 9,998 shares, of which, 8,123 shares was issued to Nova Holdings BVI, and 1,875 shares was issued to St. Joyal, an unrelated US company incorporated in the State of California who is engaged in investment and business development. St. Joyal will assist the Company to be listed in the US, establish Nova brand image and expand Nova’s customer base in North America.  St. Joyal is to pay $2,400,000 by January 1, 2014 in exchange for the 18.75% equity interest in Nova Furniture BVI.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES

FINANCIAL STATEMENTS

JUNE 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010

NOVA LIFESTYLE, INC. AND SUBSIDIARIES

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
JUNE 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010

	June 30,	December 31,
	2011	2010
	(Unaudited)
Assets

Current Assets
Cash and cash equivalents	$663,811	$985,004
Accounts receivable	8,690,296	5,921,872
Accounts receivable – related party	424,263	565,170
Advance to suppliers	825,912	277,081
Inventory	958,974	1,017,704
Other current assets	242,665	175,323
Deferred tax asset	117,928	115,237

Total Current Assets	11,923,849	9,057,391

Noncurrent Assets
Deferred tax assets	18,813	--
Heritage and cultural assets	125,554	--
Plant, property and equipment, net	8,360,482	8,192,937
Construction in progress	115,891	75,498
Other assets	618,085	--
Intangible assets, net	477,257	471,812

Total Noncurrent Assets	9,716,082	8,740,247

Total Assets	$21,639,931	$17,797,638

The accompanying notes are an integral part of these consolidated financial statements.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
JUNE 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010

	June 30,	December 31,
	2011	2010
	(Unaudited)
Liabilities and Stockholders' Equity

Current Liabilities
Accounts payable	$3,243,770	$1,160,634
Notes payable	80,000	--
Advance from customers	6,746	25,016
Accrued expenses and other payables	838,166	1,065,421
Taxes payable	475,954	197,785
Due to related party	--	197,776

Total Current Liabilities	4,644,636	2,646,632

Noncurrent Liabilities
Deferred rent payable	50,786	43,169
Deferred tax liability, net	20,118	1,274
Income taxes payable	2,445,570	2,368,795

Total Noncurrent Liabilities	2,516,474	2,413,238

Total Liabilities	7,161,110	5,059,870

Contingencies and Commitments

Stockholders' Equity
Common stock, $0.001 par value; 75,000,000 shares authorized, 14,900,000 and 11,920,000 shares issued and outstanding as of June 30, 2011, and December 31, 2010, respectively	14,900	11,920
Additional paid-in capital	13,217,600	10,900,580
Subscription receivable	(2,400,000)	--
Statutory reserves	6,241	6,241
Accumulated other comprehensive income	1,847,741	1,611,756
Retained earnings	1,792,339	207,271

Total Stockholders' Equity	14,478,821	12,737,768

Total Liabilities and Stockholders' Equity	$21,639,931	$17,797,638

The accompanying notes are an integral part of these consolidated financial statements.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

	Six Months Ended June 30,		Three Months Ended June 30,
	2011	2010	2011	2010

Net Sales (Including sales to related party of $625,582 and $740,636 during the six months ended June 30, 2011 and 2010; and $261,180 and $552,728 during the three months ended June 30, 2011 and 2010, respectively)	$14,892,220	$15,095,117	$9,259,430	$8,085,133

Cost of Sales	10,650,433	11,494,945	6,806,804	6,018,464

Gross Profit	4,241,787	3,600,172	2,452,626	2,066,669

Operating Expenses
Selling expenses	795,109	475,765	574,633	246,760
General and administrative expenses	1,416,998	515,953	1,090,445	294,770

Total Operating Expenses	2,212,107	991,718	1,665,078	541,530

Income From Operations	2,029,680	2,608,454	787,548	1,525,139

Other Income (Expenses)
Non-operating income (expense)	10,474	704	5,512	(4,394)
Foreign exchange transaction loss	(60,729)	(2,139)	(37,531)	--
Financial expense	(16,322)	(11,764)	(6,933)	(8,027)

Total Other Expenses, Net	(66,577)	(13,199)	(38,952)	(12,421)

Income Before Income Tax	1,963,103	2,595,255	748,596	1,512,718

Income Tax Expense	378,035	512,838	169,070	298,940

Net Income	1,585,068	2,082,417	579,526	1,213,778

Other Comprehensive Income
Foreign currency translation	235,985	66,087	131,511	58,582

Comprehensive Income	$1,821,053	$2,148,504	$711,037	$1,272,360

Basic weighted average shares outstanding	11,788,314	9,685,000	11,952,747	9,685,000
Diluted weighted average shares outstanding	11,788,314	9,685,000	11,952,747	9,685,000

Basic net earnings per share	$0.13	$0.22	$0.05	$0.13
Diluted net earnings per share	$0.13	$0.22	$0.05	$0.13

The accompanying notes are an integral part of these consolidated financial statements.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

	2011	2010

Cash Flows From Operating Activities
Net Income	$1,585,068	$2,082,417
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	312,023	176,298
Changes in operating assets and liabilities:
Accounts receivable	(2,659,221)	(2,365,032)
Accounts receivable – related party	140,907	65,990
Advance to suppliers	(542,783)	(54,702)
Inventory	81,615	1,546,419
Other current assets	(63,238)	(107,721)
Other assets	(611,518)	--
Accounts payable	2,044,082	441,844
Advance from customers	(18,655)	31,299
Accrued expenses and other payables	(247,938)	(26,152)
Deferred rent payable	6,538	2,398
Taxes payable	291,885	459,107

Net Cash Provided by Operating Activities	318,765	2,252,165

Cash Flows From Investing Activities
Acquisition of heritage and cultural assets	(124,220)	--
Acquisition of property and equipment	(283,028)	(462,197)
Construction in progress	(38,220)	(2,732,981)

Net Cash Used in Investing Activities	(445,468)	(3,195,178)

Cash Flows From Financing Activities
Advance to related parties	(1,553,360)	(271,549)
Repayment from related parties	1,353,117	492,310
Dividend paid	--	(712,370)

Net Cash Used in Financing Activities	$(200,243)	$(491,609)

The accompanying notes are an integral part of these consolidated financial statements.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

	2011	2010

Effect of Exchange Rate Changes on Cash and Cash Equivalents	$5,753	$12,601

Net decrease in cash and cash equivalents	(321,193)	(1,422,021)

Cash and cash equivalents, beginning balance	985,004	2,172,266

Cash and cash equivalents, ending balance	$663,811	$750,245

Supplemental Disclosure of Cash Flow Information

Cash paid during the period for:
Income tax payments	$118,774	$42,829

Supplemental Disclosure of Non-Cash Financing Activities

Subscription receivable from sales of common stock	$2,400,000	$--

The accompanying notes are an integral part of these consolidated financial statements.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Note 1 – Organization and Description of Business

Nova Lifestyle, Inc. (“Nova Lifestyle”), formerly known as Stevens Resources, Inc. was incorporated in the State of Nevada on September 9, 2009.

Effective as of June 27, 2011, in anticipation of the Share Exchange Agreement and related transactions described below, the company changed its name from Stevens Resources, Inc. to Nova Lifestyle, Inc. through a merger with its wholly owned, non-operating subsidiary established solely to change its name pursuant to Nevada law. Concurrently with this action, Nova Lifestyle authorized a 5-for-1 forward split of its common stock effective June 27, 2011. Prior to the forward split, Nova Lifestyle had 2,596,000 shares of its common stock outstanding, and, after giving effect to the forward split, it had 12,980,000 shares of its common stock outstanding. The effect of the stock split has been retroactively restated.

On June 30, 2011, Nova Lifestyle entered into and consummated a series of agreements that resulted in the acquisition of all of the ordinary shares of Nova Furniture Limited (“Nova Furniture” or “Nova Furniture BVI”), a corporation organized under the laws of the British Virgin Islands (“BVI”). Pursuant to the terms of a Share Exchange Agreement and Plan of Reorganization dated June 30, 2011 (the “Share Exchange Agreement”), Nova Lifestyle issued 11,920,000 shares of its common stock to the four designee shareholders of Nova Furniture BVI in exchange for their 10,000 ordinary shares of Nova Furniture BVI, consisting of all of its issued and outstanding capital stock. Concurrently with the Share Exchange Agreement and as a condition thereof, Nova Lifestyle entered into an agreement with its former president and director, pursuant to which he returned 10,000,000 shares of Nova Lifestyle’s common stock to Nova Lifestyle for cancelation in exchange for $80,000. The $80,000 was a 90-day note bearing interest at 0.46% per annum payable to the former shareholder. Upon completion of the foregoing transactions, Nova Lifestyle had 14,900,000 shares of its common stock issued and outstanding.

For accounting purposes, the transaction is being accounted for as a recapitalization of Nova Furniture BVI because Nova Furniture BVI’s shareholders own the majority of Nova Lifestyle’s outstanding common stock and exercise significant influence over the operating and financial policies of the consolidated entity and Nova Lifestyle was a non-operating shell prior to the acquisition. Pursuant to Securities and Exchange Commission (“SEC”) rules, the merger or acquisition of a private operating company into a non-operating public shell with nominal net assets is considered a capital transaction in substance, rather than a business combination.

Nova Furniture BVI was incorporated under the laws of the BVI on April 29, 2003, and primarily is engaged in investment in China.

On June 6, 2003 Nova Furniture BVI formed Nova Furniture (Dongguan) Co., Ltd (“Nova Dongguan”) as a wholly foreign owned enterprise incorporated in the Guangdong Province of the People’s Republic of China (“China” or the “PRC”) and primarily engaged in the development, manufacture and sale of furniture.

Effective March 8, 2005, the controlling shareholders of Nova Furniture BVI formed Nova Furniture Holdings Limited (“Nova Holdings BVI”) under the laws of the BVI and transferred all of their equity interest in Nova Furniture BVI to Nova Holdings BVI. This transaction was accounted for as a reorganization of entities under common control, with assets and liabilities transferred at their carrying amounts, and the financial statements are presented as if the reorganization had occurred retroactively.

On May 20, 2006, Nova Holdings BVI formed Nova Furniture Macao Commercial Offshore Limited (“Nova Macao”) under the laws of Macao. Nova Macao mainly is engaged in furniture trading with products purchased and imported from Nova Dongguan. As a result, Nova Holdings BVI became the sole shareholder of Nova Macao and Nova Furniture BVI and its subsidiary, Nova Dongguan.

In January 2011, Nova Holdings BVI transferred its equity interest in Nova Macao to Nova Furniture BVI. This transaction was accounted for as a reorganization of entities under common control, with assets and liabilities transferred at their carrying amounts, and the financial statements are presented as if the reorganization had occurred retroactively as of the beginning of the first period presented.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

In January 2011, Nova Furniture BVI issued an additional 9,998 shares of its capital stock, of which 8,123 shares were issued to Nova Holdings BVI and 1,875 shares were issued to St. Joyal, an unrelated U.S. company incorporated in the State of California and engaged in business development and investment activities. Following this issuance, Nova Holdings BVI held 81.25% and St. Joyal held 18.75% of the equity interests in Nova Furniture BVI. St. Joyal is committed to pay $2.4 million by January 1, 2014, in exchange for its 18.75% equity interest in Nova Furniture BVI. As of June 30, 2011, none of the $2.4 million has been paid.

On March 17, 2011, Nova Dongguan incorporated Nova Dongguan Chinese Style Furniture Museum (“Nova Museum”) under the laws of the PRC and contributed capital of RMB 1 million. Nova Dongguan made an additional capital contribution of RMB 1.13 million on March 29, 2011. Nova Museum is a non-profit organization engaged principally in the promotion and dissemination of the culture and history of furniture in China.

The “Company” and “Nova” collectively refer to Nova Lifestyle, the U.S. parent, Nova Furniture BVI, Nova Dongguan, Nova Museum and Nova Macao.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The unaudited consolidated financial statements included herein have been prepared by the Company, pursuant to the rules and regulations of the SEC. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) that are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been omitted pursuant to such rules and regulations. However, the accounting policies used in preparing these unaudited consolidated financial statements are consistent with those described in the Company’s December 31, 2010, audited consolidated financial statements. These unaudited consolidated financial statements should be read in conjunction with the December 31, 2010 audited consolidated financial statements and footnotes. The results for the six months ended June 30, 2011, are not necessarily indicative of the results to be expected for the full year ending December 31, 2011.

The functional currency of Nova Lifestyle, Nova Furniture BVI and Nova Macao is the United States Dollars (“$” or “USD”). Prior to 2011, the functional currency of Nova Macao was the Macau Pataca (“MOP”). The functional currency of Nova Dongguan and Nova Museum is the Chinese Yuan Renminbi (“RMB”). The accompanying financial statements have been translated and presented in USD.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Nova Lifestyle, Nova Furniture BVI, Nova Dongguan, Nova Museum and Nova Macao. All significant inter-company accounts and transactions were eliminated in consolidation.

Use of Estimates

In preparing financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant estimates, required by management, include the reserve of bad debt allowance, recoverability of long-lived assets and the valuation of inventories. Actual results could differ from those estimates.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company’s policy is to maintain an allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Based on historical collection activity, the Company did not record an allowance for bad debts as of June 30, 2011, and December 31, 2010, respectively.

Inventories

Inventories are stated at the lower of cost or market value with cost determined on a weighted average basis, which approximates the first-in first-out method. Management compares the cost of inventories with the net realizable value and an allowance is made for writing down their inventories to market value, if lower. The Company did not record any provision for write-downs of inventory at June 30, 2011, and December 31, 2010.

Plant, Property and Equipment

Plant, property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and improvements are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with 10% salvage value and estimated lives as follows:

Building and workshops	20 years
Computer and office equipment	5 years
Museum decoration and renovation Machinery	10 years 10 years
Autos	5 years

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Recoverability of long-lived assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. Based on its review, the Company believes that, as of June 30, 2011, and December 31, 2010, there were no significant impairments of its long-lived assets.

Research and Development

Research and development costs are related primarily to the Company designing and testing its new products in development stage. Research and development costs are recognized in general and administrative expenses and expensed as incurred. Research and development expense was $64,675 and $35,309 for the six months ended June 30, 2011 and 2010, respectively, and $34,938 and $18,727 for the three months ended June 30, 2011 and 2010, respectively.

Income Taxes

In its interim financial statements, the Company follows the guidance in ASC 270 “Interim Reporting” and ASC 740 “Income Taxes” whereby the Company utilizes the expected annual effective rate in determining its income tax provisions. For the interim period’s income, this rate differs from the statutory rate primarily as a result of the tax-exempt status of Nova Macao of approximately $(545,000) and ASC 740-10 Uncertain Tax Position of approximately $22,000.

Nova Furniture BVI was incorporated in the BVI. There is no income tax for a company domiciled in the BVI. Accordingly, the Company’s consolidated financial statements do not present any income tax provisions related to the BVI tax jurisdiction where Nova Furniture BVI is domiciled.

Nova Dongguan and Nova Museum are governed by the Enterprise Income Tax Law of the PRC concerning private-run enterprises and subject to a 25% corporate income tax. Nova Museum may apply for tax-exempt status in 2012, the second year following its incorporation. Nova Macao is an income tax-exempt entity incorporated and domiciled in Macao.

During the six months ended June 30, 2011 and 2010, the Company recorded an income tax expense of approximately $378,000 and $513,000, respectively. During the three months ended June 30, 2011 and 2010, the Company recorded an income tax expense of approximately $169,000 and $299,000, respectively.

The Company adopted the provisions of ASC Topic 740. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Nova Dongguan is subject to taxation in the PRC and its PRC income tax returns are generally not subject to examination by the PRC tax authorities for tax years before 2006. With a few exceptions, the tax years 2006-2010 remain open to examination by the PRC tax authorities.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

China’s new Corporate Income Tax Law (“CIT Law”), together with its Implementation Regulations, introduced a set of anti-avoidance measures in Chapter 6 - Special Tax Adjustments. In January 2009, the State Administration of Taxation issued Circular of the State Administration of Taxation on the Issuance of the Implementation Measure of Special Tax Adjustments (“Circular 2”). The regulation is applied retrospectively for tax years beginning after January 1, 2008. Article 3 of Circular 2 states that in respect of transfer pricing administration, relevant tax authorities shall examine business transactions between enterprises and their related parties (“related-party transactions”) and evaluate whether they are conducted on an arm’s-length basis, in addition to conducting investigations and making adjustments, as required under Chapter 6 of the CIT Law and Article 36 of the Tax Collection Law.

The significant uncertain tax position arose from the transfer pricing between Nova Dongguan and Nova Macao, wherein the Company determined that the gross profit generated by Nova Dongguan from sales to Nova Macao was materially different from profits generated from sales to third parties. The Statue of Limitation for transfer pricing issue is 10 years starting from the tax year when the transfer pricing issue arises pursuant to the PRC tax law.

A reconciliation of the January 1, 2010, through June 30, 2011, amount of unrecognized tax benefits excluding interest and penalties (“Gross UTB”) is as follows:

Gross UTB

Beginning Balance - January 1, 2010	1,346,203

Increase in unrecorded tax benefits taken in 2010	771,976
Exchange rate adjustment - 2010	71,015

Ending Balance - December 31, 2010	$2,189,194

Increase in unrecorded tax benefits taken in the six months ended June 30, 2011	--
Exchange rate adjustment – six months ended June 30, 2011	51,114

Ending Balance – June 30, 2011	$2,240,308

At June 30, 2011, and December 31, 2010, the Company had cumulatively accrued approximately $197,000 and $175,000, respectively, for estimated interest and penalties related to uncertain tax positions. The Company recorded interest and penalties related to unrecognized tax positions as a component of income tax expense, which totaled approximately $22,000 and $24,000 for the six months ended June 30, 2011 and 2010, respectively. If recognized, the entire balance of unrecognized tax benefits as of June 30, 2011, would affect the Company’s effective tax rate. The Company anticipates no significant change to the total amount of unrecognized tax benefits as of June 30, 2011, within the next 12 months.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with ASC Topic 605, “Revenue Recognition.” Sales revenue is recognized when a formal arrangement exists, the price is fixed or determinable, the delivery is completed and no other significant obligations of the Company exist and collectability is reasonably assured. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, or the possible return of the goods. Payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Sales revenue represents the invoiced value of goods, net of value-added taxes (“VAT”). All Company products are sold in the PRC and subject to the Chinese VAT of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product. The Company records VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government.

Franchise Arrangements

In 2010, the Company began entering into area product franchise agreements with customers who operate specialty furniture stores carrying only Nova-branded products. The product franchise agreement provides for the franchisee to retail Nova-brand furniture products for a period of one year from the date of the agreement. The franchisee is required to pay a deposit of RMB 30,000 at the signing of the agreement, which is used as payment for future purchases and is deferred on the Company’s balance sheet as a customer deposit. The franchisee is required to guarantee a minimum purchase amount from the Company during the contract period. The Company has the right to terminate the agreement should the franchisee fail to meet the minimum purchase amounts. The Company provides the franchisee with store images and designs, signage, floor plan product information and training. In addition, the Company will rebate a per square meter subsidy to the franchisee for the store build-out within six months from the agreement date. The franchisee earns 30% of the rebate on its initial purchase from the Company and then at a rate of 5% of each subsequent purchase until fully refunded or six months from the agreement date, whichever is earlier. At June 30, 2011, and December 31, 2010, the Company had franchising subsidy payable of $226,066 and $121,914, respectively. In accordance with ASC 605-50, as the Company does not receive an identifiable benefit from these rebates, the rebates are recorded as a reduction of revenue on sales to the franchisee.

Cost of Sales

Cost of sales consists primarily of material costs, labor costs and related overhead that are directly attributable to the production of the products. Write-down of inventory to the lower of cost or net realizable value is also recorded in the cost of sales.

Shipping and Handling Costs

Shipping and handling costs related to delivery of finished goods are included in selling expenses. During the six months ended June 30, 2011 and 2010, shipping and handling costs were $217,942 and $284,838, respectively; during the three months ended June 30, 2011 and 2010, shipping and handling costs were $148,691 and $154,044, respectively.

Advertising

Advertising expenses consist primarily of costs of promotion and marketing for the Company’s image and products, and costs of direct advertising. The Company expenses all advertising costs as incurred. Advertising expense was $225,792 and $23,150 for the six months ended June 30, 2011 and 2010, respectively, and $193,151 and $8,795 for the three months ended June 30, 2011 and 2010, respectively.

Basic and Diluted Earnings per Share (EPS)

Basic earnings per share are based on the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. Since the Company does not have any outstanding common share equivalents, the basic and diluted earnings per share are the same.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of accounts and other receivables. The Company does not require collateral or other security to support these receivables. The Company conducts periodic reviews of its clients’ financial condition and customer payment practices to minimize collection risk on accounts receivable.

The operations of the Company principally are in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, as well as by the general state of the PRC economy.

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company’s operations is calculated based upon local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Fair Value of Financial Instruments

Some of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued liabilities and short-term debt, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC Topic 480, “Distinguishing Liabilities from Equity,” and ASC Topic 815, “Derivatives and Hedging.”

As of June 30, 2011, and December 31, 2010, the Company did not identify any assets and liabilities required to be presented on the balance sheet at fair value.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Foreign Currency Translation and Transactions

The accompanying consolidated financial statements are presented in USD. The functional currency of Nova Dongguan and Nova Museum is RMB, and, prior to 2011, the functional currency of Nova Macao was MOP. The functional currencies of the Company’s foreign operations are translated into USD for balance sheet accounts using the current exchange rates in effect as of the balance sheet date and for revenue and expense accounts using the weighted-average exchange rate during the fiscal year. The translation adjustments are recorded as a separate component of stockholders’ equity, captioned “Accumulated other comprehensive income (loss).” Gains and losses resulting from transactions denominated in foreign currencies are included in “Other income (expenses)” in the consolidated statements of income and comprehensive income. There have been no significant fluctuations in the exchange rate for the conversion of RMB to USD after the balance sheet date.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 “Reporting Comprehensive Income.” Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. Comprehensive income for the six months ended June 30, 2011 and 2010, included net income and foreign currency translation adjustments.

Segment Reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined that the Company’s operations constitute a single reportable segment in accordance with ASC 280. The Company operates exclusively in one business and industry segment: the design, manufacture and sale of furniture. All of the Company’s long-lived assets for production are located in its facilities in Dongguan, Guangdong Province, China, and operate within the same environmental, safety and quality regulations governing furniture manufacturers. The Company established its subsidiary, Nova Macao, solely for the purpose of marketing and selling the Company’s products. As a result, management views the business and operations of Nova Dongguan and Nova Macao as a blended gross margin when determining future growth, return on investment and cash flows. Nova Museum, a non-profit organization engaged principally in the promotion and dissemination of the culture and history of furniture in China, has no operation nor substantial assets other than its decorations and renovation, and the heritage and cultural assets for the purpose of exhibition only.

Accordingly, management concluded that the Company had one reportable segment under ASC 280 because: (i) all of the Company’s products are created with similar production processes, in the same facilities, under the same regulatory environment and sold to similar customers using similar distribution systems; (ii) both Nova Dongguan and Nova Macao operate under the same management with the same resources, and management views the operations of Nova Dongguan and Nova Macao as a whole for making business decision; and (iii) although Nova Museum is principally engaged in the dissemination of the culture and history of furniture in China, it also serves a function of promoting and marketing the Company’s image and products by providing a platform and channel for consumers to be exposed to the Company and its products, it is operated under the same management with the same resources and in the same location as Nova Dongguan, and it is an additive and supplemental unit to the Company’s main operations, the manufacture and sale of furniture.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

New Accounting Pronouncements

In June 2011, FASB issued ASU 2011-05, Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income. Under the amendments in this update, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this update should be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently assessing the effect that the adoption of this pronouncement will have on its financial statements.

In December 2010, FASB issued ASU No. 2010-28, Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this update affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Upon adoption of the amendments, any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to retained earnings beginning in the period of an adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company adopted the disclosure requirements for the business combinations in 2011.

In January 2010, FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to ASC Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements and (4) the transfers between Levels 1, 2 and 3. This standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Note 3 - Inventory

Inventory consisted of finished goods and raw material at June 30, 2011, and December 31, 2010, as follows:

	2011	2010
Finished goods	$739,081	$282,335
Raw material	43,103	160,302
Work in progress	176,790	575,067

	$958,974	$1,017,704

Note 4 - Heritage and cultural assets

As of June 30, 2011, Nova Museum had heritage and cultural assets of $125,554, consisting principally of collectibles and antiques for exhibition. Depreciation need not be provided on heritage assets which have indefinite lives and no reduction in the value with the passage of time; however, the carrying amount of the heritage and cultural assets should be reviewed when there is evidence of impairment in accordance with ASC 360-10.

Note 5 - Plant, Property and Equipment, Net

As of June 30, 2011, and December 31, 2010, plant, property and equipment consisted of the following:

	2011	2010
Building and workshops	$7,365,123	$7,197,084
Office equipment	328,218	269,916
Automobiles	300,303	293,452
Machinery	2,506,573	2,397,658
Museum decoration and renovation	180,991	-
Less: Accumulated depreciation	(2,320,726)	(1,965,173)

	$8,360,482	$8,192,937

Depreciation expense was $306,511 and $171,015 for the six months ended June 30, 2011 and 2010, respectively, and $154,217 and $86,381 for the three months ended June 30, 2011 and 2010, respectively.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Note 6 - Intangible Assets

Intangible assets consisted of land use right. All land in the PRC is government-owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” to use the land. The Company has the right to use the land for 50 years and is amortizing such rights on a straight-line basis for 50 years.

Intangible assets consisted of the following at June 30, 2011, and December 31, 2010, respectively:

	2011	2010
Land use right	$557,110	$544,399
Less: Accumulated amortization	(79,853)	(72,587)

Net	$477,257	$471,812

Amortization of intangible assets was $5,512 and $5,282 for the six months ended June 30, 2011 and 2010, respectively, and $2,774 and $2,641 for the three months ended June 30, 2011 and 2010, respectively. Annual amortization expense for the next five years from June 30, 2011, is expected to be approximately $11,000, $11,000, $11,000, $11,000 and $11,000, respectively.

Note 7 - Construction in Progress

Construction in progress represented the factory construction project, which was commenced in 2009. The project was substantially completed in 2010 and passed the required PRC government inspection. The Company is waiting for the property certificate to be issued by the relevant authority, and expects to receive such certificate in October 2011. At June 30, 2011, and December 31, 2010, the Company has construction in progress of $115,891 and $75,498, respectively, of which $38,630 was for employees’ dorm improvements, which was commenced in the second quarter of 2011, and $77,261 was related to the factory construction project.

Note 8 - Other Current Assets

Other current assets consisted of following at June 30, 2011, and December 31, 2010, respectively:

	2011	2010
Other receivables	$72,458	$126,394
Prepaid expenses	170,207	48,929
Total	$242,665	$175,323

Other receivables represented cash advances to employees and advertising and exhibition deposits. Prepaid expense included prepayments for insurance, advertising and other expense.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Note 9 - Other Noncurrent Assets

Other noncurrent assets of $618,085 at June 30, 2011, represented the refundable deposit to an independent contractor for the phase II factory construction project. Total cost of this project is estimated to be $6,155,000. The Company is currently in the process of getting the approval of construction from the related PRC authority, and construction is anticipated to commence within one month from the receipt of such approval. This project is expected to be completed within 18 months from the commencement of the construction.

Note 10 - Major Customers and Vendors

One and two major customers accounted for 34% and 64% (48% and 16% for each) of the Company’s sales for the three months ended June 30, 2011 and 2010, respectively. Two major customers accounted for 43% (32% and 11% for each) and 68% (47% and 21% for each) of the Company’s sales for the six months ended June 30, 2011 and 2010, respectively. Accounts receivable from these customers amounted to $1,488,419 and $1,279,359 as of June 30, 2011, and December 31, 2010, respectively.

The Company purchased its products from one major vendor during the six months ended June 30, 2011 and 2010, accounting for 15% and 36% of the purchases, respectively. One major vendor accounted for 15% and 33% of the purchase during the three months ended June 30, 2011 and 2010, respectively. There were no accounts payable to this vendor as of June 30, 2011, and December 31, 2010, respectively.

Note 11 - Note Payable

On June 30, 2011, the Company entered into an agreement with its former president and director concurrently with the Share Exchange Agreement and Plan of Reorganization described in Note 1, pursuant to which he returned 10,000,000 shares of the Company’s common stock to the Company for cancelation in exchange for $80,000. The $80,000 was a 90-day note bearing interest at 0.46% per annum payable to the former shareholder.

Note 12 - Accrued Liabilities and Other Payables

Accrued liabilities and other payables consisted of the following at June 30, 2011, and December 31, 2010, respectively:

	2011	2010
Other payables	$7,677	$151,182
Salary payable	442,364	669,710
Franchising subsidy	226,066	121,914
Accrued expenses	162,059	122,615

Total	$838,166	$1,065,421

Accrued expenses represented accrued utility and freight expenses. Other payables represented payables to contractors, vendors other than for material purchase and a short-term borrowing. Franchising subsidy represented the accrued amount the Company will pay to its franchisees to support them for franchise store decoration.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Note 13 - Related Party Transactions

At June 30, 2011, and December 31, 2010, the Company had $0 and $197,776 due to related party, which was an advance for the Company’s operating needs from a shareholder. This $197,776 advance bore no interest, was payable upon demand and was unsecured.

The Company’s president, Ms. Lam, was the co-founder of KTY International Inc. (“KTY”) (DBA: Diamond Sofa), which was the Company’s former customer up to September 2010, at which time KTY ceased doing business with the Company. Ms. Lam subsequently became the Chief Executive Officer of Diamond Bar Outdoors, Inc. (“Diamond Bar”) in October 2010, which had acquired the business of Diamond Sofa. As of date of this report, Ms. Lam has no ownership interest in Diamond Sofa or Diamond Bar. During the six months ended June 30, 2011 and 2010, Diamond Sofa accounted for the Company’s sales of $0 and $740,636, respectively, of the Company’s sales. During the three months ended June 30, 2011 and 2010, Diamond Sofa accounted for $0 and $552,728, respectively, of the Company’s sales. During the six months ended June 30, 2011 and 2010, Diamond Bar accounted for $625,582 and $0, respectively, of the Company’s sales. During the three months ended June 30, 2011 and 2010, Diamond Bar accounted for $261,180 and $0, respectively, of the Company’s sales. The accounts receivable from Diamond Sofa and Diamond Bar was $424,263 and $565,170 at June 30, 2011, and December 31, 2010, respectively.

Note 14 - Deferred Rent Payable

Deferred rent payable represented supplemental payments the Company must pay to the residents who originally lived on the land on which the Company acquired land use rights for commercial use. The Company was required to pay an annual amount at RMB 800 per mu (or 666.67 per square meter) for a total of 60 mu (or 40,000 square meters) starting from 2003 for 60 years. The price increases 10% every 5 years. The Company recorded such expense on a straight-line basis. During the six months ended June 30, 2011 and 2010, the Company recorded expense of $6,538 and $2,398, respectively. During the three months ended June 30, 2011 and 2010, the Company recorded expense of $3,290 and $1,199, respectively. As of June 30, 2011, and December 31, 2010, the Company has $50,786 and $43,169 deferred rent payable, respectively.

Note 15 - Stockholders’ Equity

Contribution by Shareholders

On December 3, 2009, and December 9, 2009, shareholders made cash contribution of $2 million and $400,000 to the Company, respectively. On September 21, 2010, shareholders contributed an additional $500,000 in cash to the Company.

In January 2011, Nova Furniture BVI issued an additional 9,998 shares, of which 8,123 shares were issued to Nova Holdings BVI and 1,875 shares were issued to St. Joyal. St. Joyal is committed to pay $2.4 million by January 1, 2014, in exchange for its 18.75% equity interest in Nova Furniture BVI. As of June 30, 2011, St. Joyal has not made any payment to the Company on the $2.4 million.

Dividend declared and paid

The Company declared and paid dividends of $0 and $712,370 to its shareholders from Nova Macao’s net income for the six months ended June 30, 2011 and 2010, respectively.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Note 16 - Statutory Reserves

Pursuant to the corporate law of the PRC and Macao, Nova Dongguan and Nova Macao are only required to maintain one statutory reserve by appropriating from after-tax profit before declaration or payment of dividends. The statutory reserve represents restricted retained earnings.

Surplus Reserve Fund

Nova Dongguan and Nova Macao are required to transfer 10% of net income, as determined under PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital.

The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issuance is not less than 25% of the registered capital.

At June 30, 2011, and December 31, 2010, Nova Macao had surplus reserve of $6,241, representing 50% of the Company’s registered capital. Nova Dongguan did not make any surplus reserve due to its accumulated deficit.

Common Welfare Fund

The common welfare fund is a voluntary fund to which the Company can elect to transfer 5% to 10% of its net income. This fund can only be utilized on capital items for the collective benefit of the Company’s employees, such as construction of dormitories, cafeteria facilities, and other staff welfare facilities. This fund is non-distributable other than upon liquidation. The Company does not participate in this voluntary fund.

Note 17 - Geographical Sales

Geographical distribution of sales consisted of the following at June 30, 2011 and 2010, respectively:

	For six months ended June 30,		For three months ended June 30,
Geographical Areas	2011	2010	2011	2010
China	$4,953,905	$3,974,927	$2,878,443	$1,877,935
North America	3,777,490	1,662,381	2,505,053	1,071,823
Asia	307,890	870,076	171,396	503,923
Europe	4,909,358	7,635,048	3,161,714	4,205,466
Australia	307,256	412,746	158,356	247,868
Hong Kong	228,125	412,737	99,876	93,639
Other countries	408,196	127,202	284,592	84,479

	$14,892,220	$15,095,117	$9,259,430	$8,085,133

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Note 18 - Commitments and Contingencies

Rents

Nova Macao leased an office in Macao under a one-year, automatically renewable lease agreement on May 1, 2010, with an expiration date of April 30, 2011. The monthly rent under this lease was approximately $1,100 (HKD 9,000). The lease agreement renews automatically on an annual basis on its anniversary date. On May 1, 2011, the lease agreement renewed automatically with an expiration date of April 30, 2012.

As of June 30, 2011, future rental payment of remaining period until expiration under this operating lease is approximately $11,000. Total rental expense was $6,932 and $6,880 for the six months ended June 30, 2011 and 2010, respectively, and $3,468 and $3,401 was for the three months ended June 30, 2011 and 2010, respectively.

Capital Contribution

Nova Dongguan’s total registered capital is $20 million. As of June 30, 2011, and December 30, 2010, Nova Dongguan has received $10.9 million in capital contributions. The remaining $9.1 million of additional capital contribution is due by November 2011.

Litigation

A former employee of the Company has filed a claim against the Company and alleged the Company breached a contract and failed to pay him RMB 682,022 ($100,000) for the work he performed. An initial hearing was held on April 18, 2011, during which the Company requested dismissal of the claim. The Court issued the judgment on this matter in favor of the Company on May 20, 2011.

Employment Agreements

On June 30, 2011, the Company entered into a one-year employment agreement with Ya Ming Wong to serve as the Company’s Chief Executive Officer. The agreement provides for an annual salary of USD$100,000 and an annual bonus at the sole discretion of the Board, or any committee duly designated by the Board and authorized to act.

On June 30, 2011, the Company entered into a one-year employment agreement with Yuen Ching Ho to serve as the Company’s Chief Financial Officer. The agreement provides for an annual salary of USD$80,000 and an annual bonus at the sole discretion of the Board, or any committee duly designated by the Board and authorized to act.

On June 30, 2011, the Company entered into a one-year employment agreement with Thanh H. Lam to serve as the Company’s president. The agreement provides for an annual salary of USD$50,000 and an annual bonus at the sole discretion of the Board, or any committee duly designated by the Board and authorized to act.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Note 19 - Operating Risks

The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchase and expense transactions are denominated in RMB and MOP (prior to 2011), and all of the Company’s assets and liabilities are also denominated in RMB and MOP (prior to 2011). The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

Note 20 - Subsequent Events

The Company has evaluated events that occurred subsequent to June 30, 2011 and through the date the financial statements were issued. Management has concluded that no subsequent events, other than those disclosed following, required disclosure in these financial statements.

On August 18, 2011, the Company completed a private placement pursuant to which it sold 2,998,267 units, each such unit consisting of 1 share of its common stock and a warrant to purchase 15% of 1 share of its common stock, at $1.50 per unit for $4.5 million. The warrants are immediately exercisable, expire on the third anniversary of their issuance and entitle the holders to purchase 449,740 shares of the Company’s common stock at $2.00 per share. The Company may call the warrants at $4.00 per share at any time after: (i) a registration statement registering the common stock underlying the warrants becomes effective; (ii) the common stock is listed on a national securities exchange; and (iii) the closing price of the common stock equals or exceeds $4.00. The Company paid the placement agent in the private placement commissions consisting of $449,740 and warrants, having the same terms and conditions as the warrants issued in the private placement, to purchase 449,740 shares of our common stock. The warrants issued in this private placement are exercisable for a fixed number of shares, solely redeemable by the Company and not redeemable by the warrant holders. Accordingly, these warrants are classified as equity instruments. The Company accounted for the warrants issued in the private placement based on the fair value method under ASC Topic 505, and the fair value of the warrants was calculated using the Black-Scholes model under the following assumptions: estimated life of 3 years, volatility of 122%, risk-free interest rate of 0.33% and dividend yield of 0%. No estimate of forfeitures was made as the Company has a short history of granting options and warrants. The fair value of the warrants issued to investors at grant date was $449,740, and the fair value of the warrants issued to the placement agent at grant date was $449,740. The Company received net proceeds of $3.86 million from this private placement. The commission and legal cost associated with this offering was $0.64 million.

On August 29, 2011, St. Joyal paid the Company $0.45 million of the $2.4 million owed to the Company by January 1, 2014, in exchange for its acquisition of 18.75% of the equity interest in Nova Furniture BVI pursuant to the shareholder agreement entered into by and between St. Joyal and Nova Furniture BVI on January 1, 2011.

On August 30, 2011, the Company paid $80,000 to satisfy in full a 90-day note, described in Note 11, issued on June 30, 2011, and payable to its former president, director and shareholder. The shareholder irrevocably waived the outstanding interest obligations of the Company under the note, which bore interest at 0.46% per annum.

On August 31, 2011, the Company acquired all the outstanding capital stock of Diamond Bar for $0.45 million pursuant to a stock purchase agreement entered into with the sole shareholder of Diamond Bar, Jun Zhang.

Concurrently with the Company’s acquisition of Diamond Bar, the Company entered into a trademark purchase and assignment agreement dated August 31, 2011, with St. Joyal for the assignment of all rights, title and interest in two registered U.S. trademarks for $0.2 million. The trademarks acquired by the Company are used in the business of Diamond Bar, which previously had licensed the right to use the trademarks from St. Joyal.

NOVA LIFESTYLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

Effective as of September 1, 2011, the Company entered into an amended one-year employment agreement with Thanh H. Lam to serve as the Company’s president. The agreement provides for an annual salary of USD$80,000 and an annual bonus at the sole discretion of the Board, or any committee duly designated by the Board and authorized to act.

NOVA LIFESTYLE, INC.

3,993,407 SHARES

COMMON STOCK

PROSPECTUS

October 28, 2011